Table of Contents

Page

Review of Period

Ultra Series Fund Performance 2
Economic Overview 6
Conservative Allocation Fund 7
Moderate Allocation Fund 8
Aggressive Allocation Fund 9
Money Market Fund 11
Bond Fund 11
High Income Fund 12
Diversified Income Fund 13
Equity Income Fund 15
Large Cap Value Fund 16
Large Cap Growth Fund 17
Mid Cap Fund 19
Small Cap Fund 20
International Stock Fund 22
Target Retirement 2020 Fund 23
Target Retirement 2030 Fund 25
Target Retirement 2040 Fund 26
Benchmark Descriptions 27

Portfolios of Investments

Conservative Allocation Fund 29
Moderate Allocation Fund 30
Aggressive Allocation Fund 31
Money Market Fund 32
Bond Fund 33
High Income Fund 36
Diversified Income Fund 40
Equity Income Fund 44
Large Cap Value Fund 46
Large Cap Growth Fund 47
Mid Cap Fund 48
Small Cap Fund 50
International Stock Fund 52
Target Retirement 2020 Fund 54
Target Retirement 2030 Fund 55
Target Retirement 2040 Fund 56

Financial Statements

Statements of Assets and Liabilities 57
Statements of Operations 60
Statements of Changes in Net Assets 63
Financial Highlights 69
Notes to Financial Statements 85
Other Information 99

Nondeposit investment products are not federally insured, involve investment risk, may lose value and are not obligations of or guaranteed by any financial institution. For more complete information about Ultra Series Fund, including charges and expenses, request a prospectus from your financial advisor or from CUNA Mutual Insurance Society, 2000 Heritage Way, Waverly, IA 50677. Consider the investment objectives, risks, and charges and expenses of any fund carefully before investing. The prospectus contains this and other information about the investment company. For more current Ultra Series Fund performance information, please call 1–800–670–3600. Current performance may be lower or higher than the performance data quoted within. Past performance does not guarantee future results. Nothing in this report represents a recommendation of a security by the investment adviser. Portfolio holdings may have changed since the date of this report.

ULTRA SERIES FUND PERFORMANCE

Average Annual Total Returns

	Monthly as of June 30, 2010									Quarterly as of June 30, 2010							
	One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Expense Ratio
FIXED INCOME FUNDS																	
Bond Fund - Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009																	
Class I	1.33%	3.11%	4.86%	8.78%	6.52%	4.62%	5.44%	6.90%	N/A	4.86%	8.78%	6.52%	4.62%	5.44%	6.90%	N/A	0.57%
Class II	1.31%	3.05%	4.73%	8.51%	N/A	N/A	N/A	N/A	10.54%	4.73%	8.51%	N/A	N/A	N/A	N/A	8.97%	0.82%
Bank of America Merrill Lynch US Corp. Govt. & Mtg. Index	1.57%	3.52%	5.30%	9.08%	7.71%	5.62%	6.54%	8.14%	10.53%	5.30%	9.08%	7.71%	5.62%	6.54%	8.14%	10.53%	
High Income Fund - Class I Inception Date 10/31/2000, Class II Inception Date 5/1/2009																	
Class I	1.18%	-0.03%	2.78%	17.87%	5.40%	6.07%	N/A	6.58%	N/A	2.78%	17.87%	5.40%	6.07%	N/A	6.58%	N/A	0.77%
Class II	1.16%	-0.10%	2.66%	17.58%	N/A	N/A	N/A	N/A	20.61%	2.66%	17.58%	N/A	N/A	N/A	N/A	17.42%	1.02%
Bank of America Merrill Lynch US High Yield Master II Constrained	1.30%	-0.03%	4.71%	27.45%	6.75%	7.17%	N/A	7.77%	40.95%	4.71%	27.45%	6.75%	7.17%	N/A	7.77%	40.95%	
HYBRID FUNDS																	
Diversified Income Fund - Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009																	
Class I	-0.42%	-2.21%	1.16%	12.16%	-0.70%	2.44%	2.27%	8.05%	N/A	1.16%	12.16%	-0.70%	2.44%	2.27%	8.05%	N/A	0.72%
Class II	-0.44%	-2.27%	1.04%	11.89%	N/A	N/A	N/A	N/A	15.62%	1.04%	11.89%	N/A	N/A	N/A	N/A	13.24%	0.97%
Bank of America Merrill Lynch US Corp. Govt. & Mtg. Index	1.57%	3.52%	5.30%	9.08%	7.71%	5.62%	6.54%	8.14%	10.53%	5.30%	9.08%	7.71%	5.62%	6.54%	8.14%	10.53%	
Russell 1000® Index	-5.57%	-11.44%	-6.40%	15.24%	-9.54%	-0.56%	-1.22%	10.11%	21.91%	-6.40%	15.24%	-9.54%	-0.56%	-1.22%	10.11%	21.91%	

Class I and II shares of the fund are offered to separate accounts of CUNA Mutual Insurance Society ("CUNA Mutual Accounts"), while Class I shares are also offered to certain of its pension plans. Investments in the fund by CUNA Mutual Accounts are made through variable annuity or variable life insurance contracts.

Performance data quoted represents past performance. Past performance does not guarantee future results. Fund returns are calculated after fund level expenses have been subtracted. Class II returns also include Rule 12b-1 fees. However, fund returns shown do not include any separate account fees, charges, or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund. If these fees, charges or expenses were included, fund returns would have been lower. For specific charges and expenses associated with your contract, please refer to the prospectus. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-670-3600 for performance current to the most recent month-end. This piece must be accompanied or preceded by a current prospectus. Mosaic Funds Distributor, LLC. June 30, 2010.

Not Part of the Semi-annual Report

2

Ultra Series Fund Performance (continued)

	Average Annual Total Returns																
	Monthly as of June 30, 2010									Quarterly as of June 30, 2010							
	One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Expense Ratio
HYBRIDS FUNDS (continued)																	
Conservative Allocation Fund - Class I Inception Date 6/30/2006, Class II Inception Date 5/1/2009																	
Class I	-0.22%	-1.99%	0.22%	11.20%	-0.82%	N/A	N/A	1.75%	N/A	0.22%	11.20%	-0.82%	N/A	N/A	1.75%	N/A	1.01%
Class II	-0.24%	-2.05%	0.10%	10.93%	N/A	N/A	N/A	N/A	15.02%	0.10%	10.93%	N/A	N/A	N/A	N/A	12.74%	1.26%
Bank of America Merrill Lynch US Corp. Govt. & Mtg. Index	1.57%	3.52%	5.30%	9.08%	7.71%	N/A	N/A	7.39%	10.53%	5.30%	9.08%	7.71%	N/A	N/A	7.39%	10.53%	
Conservative Allocation Custom[1]	-0.75%	-1.91%	1.05%	11.57%	1.82%	N/A	N/A	4.20%	15.08%	1.05%	11.57%	1.82%	N/A	N/A	4.20%	15.08%	
Moderate Allocation Fund - Class I Inception Date 6/30/2006, Class II Inception Date 5/1/2009																	
Class I	-1.67%	-5.26%	-2.58%	11.02%	-6.30%	N/A	N/A	-1.25%	N/A	-2.58%	11.02%	-6.30%	N/A	N/A	-1.25%	N/A	1.13%
Class II	-1.69%	-5.32%	-2.70%	10.75%	N/A	N/A	N/A	N/A	15.61%	-2.70%	10.75%	N/A	N/A	N/A	N/A	13.23%	1.38%
S&P 500 Index	-5.23%	-11.43%	-6.65%	14.43%	-9.81%	N/A	N/A	-3.07%	21.07%	-6.65%	14.43%	-9.81%	N/A	N/A	-3.07%	21.07%	
Moderate Allocation Custom[2]	-2.11%	-5.86%	-2.49%	12.93%	-2.63%	N/A	N/A	1.76%	18.37%	-2.49%	12.93%	-2.63%	N/A	N/A	1.76%	18.37%	
Aggressive Allocation Fund - Class I Inception Date 6/30/2006, Class II Inception Date 5/1/2009																	
Class I	-3.21%	-8.44%	-5.37%	12.37%	-10.86%	N/A	N/A	-3.59%	N/A	-5.37%	12.37%	-10.86%	N/A	N/A	-3.59%	N/A	1.30%
Class II	-3.23%	-8.50%	-5.48%	12.10%	N/A	N/A	N/A	N/A	18.23%	-5.48%	12.10%	N/A	N/A	N/A	N/A	15.43%	1.55%
S&P 500 Index	-5.23%	-11.43%	-6.65%	14.43%	-9.81%	N/A	N/A	-3.07%	21.07%	-6.65%	14.43%	-9.81%	N/A	N/A	-3.07%	21.07%	
Aggressive Allocation Custom[3]	-3.22%	-9.86%	-6.39%	13.92%	-7.29%	-7.29%	-7.29%	-0.82%	21.63%	-6.39%	13.92%	-7.29%	-7.29%	-7.29%	-0.82%	21.63%	
Target Retirement 2020 Fund[4] - Inception Date 10/1/2007																	
Class I	-1.53%	-4.99%	-2.67%	14.97%	N/A	N/A	N/A	-7.97%		-2.67%	14.97%	N/A	N/A	N/A	-7.97%		1.19%
Dow Jones Global Target 2020 Index	-1.07%	-3.49%	-0.45%	13.28%	N/A	N/A	N/A	-2.47%		-0.45%	13.28%	N/A	N/A	N/A	-2.47%		

[1]Conservative Allocation Custom Index consists of 65% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index, 30% Russell 1000® Index and 5% MSCI EAFE Index

[2]Moderate Allocation Custom Index consists of 45% Russell 3000® Index, 40% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 15% MSCI EAFE Index.

[3]Aggressive Allocation Custom Index consists of 55% Russell 3000® Index, 15% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 30% MSCI EAFE Index.

[4]Madison Asset Management voluntarily waived a portion of its management fee for the Target Retirement 2020 Fund, effective October 1, 2009. If the Adviser had not waived these expenses, fund returns would have been as follows: -1.55% (1 month), -5.04% (3 months), -2.77% (YTD), 14.84% (1 year), -8.10% (Since Inception). This waiver may end at any time.

Ultra Series Fund Performance (continued)

| | | | | Average Annual Total Returns | | | | | | | | | | | | | |
| | Monthly as of June 30, 2010 | | | | | | | | | Quarterly as of June 30, 2010 | | | | | | | |
	One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Expense Ratio
HYBRID FUNDS (continued)																	
Target Retirement 2030 Fund[5] - Inception Date 10/1/2007																	
Class I	-2.04%	-6.27%	-3.84%	14.86%	N/A	N/A	N/A	-9.65%		-3.84%	14.86%	N/A	N/A	N/A	-9.65%		1.22%
Dow Jones Global Target 2030 Index	-2.69%	-6.97%	-2.77%	15.89%	N/A	N/A	N/A	-6.04%		-2.77%	15.89%	N/A	N/A	N/A	-6.04%		
Target Retirement 2040 Fund[6] - Inception Date 10/1/2007																	
Class I	-2.66%	-7.70%	-5.08%	14.15%	N/A	N/A	N/A	-11.80%		-5.08%	14.15%	N/A	N/A	N/A	-11.80%		1.23%
Dow Jones Global Target 2040 Index	-3.70%	-9.08%	-4.25%	17.25%	N/A	N/A	N/A	-7.94%		-4.25%	17.25%	N/A	N/A	N/A	-7.94%		
EQUITY FUNDS - maximum sales charge 5.75%																	
Equity Income Fund - Class I and Class II Inception Date 4/30/10																	
Class I	-4.64%	N/A	N/A	N/A	N/A	N/A	N/A	-7.42%	N/A	N/A	N/A	N/A	N/A	N/A	-7.42%	N/A	0.92%
Class II	-4.66%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-7.46%	N/A	N/A	N/A	N/A	N/A	N/A	-7.46%	1.17%
S&P 500 Index	-5.23%	N/A	N/A	N/A	N/A	N/A	N/A	-12.80%	-12.80%	N/A	N/A	N/A	N/A	N/A	-12.80%	-12.80%	
CBOE BuyWrite Monthly Index	-4.16%	N/A	N/A	N/A	N/A	N/A	N/A	-10.06%	-10.06%	N/A	N/A	N/A	N/A	N/A	-10.06%	-10.06%	
Large Cap Value Fund - Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009																	
Class I	-5.31%	-12.63%	-8.91%	10.12%	-13.44%	-2.74%	-1.59%	8.54%	N/A	-8.91%	10.12%	-13.44%	-2.74%	-1.59%	8.54%	N/A	0.62%
Class II	-5.33%	-12.69%	-9.03%	9.85%	N/A	N/A	N/A	N/A	14.71%	-9.03%	9.85%	N/A	N/A	N/A	N/A	12.48%	0.87%
Russell 1000® Value Index	-5.63%	-11.15%	-5.12%	16.92%	-12.32%	-1.64%	2.38%	10.44%	23.23%	-5.12%	16.92%	-12.32%	-1.64%	2.38%	10.44%	23.23%	

5 Madison Asset Management voluntarily waived a portion of its management fee for the Target Retirement 2030 Fund, effective October 1, 2009. If the Adviser had not waived these expenses, fund returns would have been as follows: -2.06% (1 month), -6.32% (3 months), -3.94% (YTD), 14.73% (1 year), -9.78% (Since Inception). This waiver may end at any time.

6 Madison Asset Management voluntarily waived a portion of its management fee for the Target Retirement 2040 Fund effective, October 1, 2009. If the Adviser had not waived these expenses, fund returns would have been as follows: -2.68% (1 month), -7.75% (3 months), -5.18% (YTD), 14.02% (1 year), -11.93% (Since Inception). This waiver may end at any time.

Not Part of the Semi-annual Report

Ultra Series Fund Performance (continued)

| | Average Annual Total Returns | | | | | | | | | | | | | | | | |
| | Monthly as of June 30, 2010 | | | | | | | | | Quarterly as of June 30, 2010 | | | | | | | |
	One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Class I Inception	Since Class II Inception	Expense Ratio
EQUITY FUNDS (continued)																	
Large Cap Growth Fund - Class I Inception Date 1/3/1994, Class II Inception Date 5/1/2009																	
Class I	-4.79%	-10.94%	-8.67%	9.83%	-6.00%	-0.24%	-1.38%	6.88%	N/A	-8.67%	9.83%	-6.00%	-0.24%	-1.38%	6.88%	N/A	0.82%
Class II	-4.80%	-11.00%	-8.79%	9.55%	N/A	N/A	N/A	N/A	15.13%	-8.79%	9.55%	N/A	N/A	N/A	N/A	12.83%	1.07%
Russell 1000® Growth Index	-5.51%	-11.75%	-7.65%	13.62%	-6.91%	0.38%	-5.14%	5.91%	20.59%	-7.65%	13.62%	-6.91%	0.38%	-5.14%	5.91%	20.59%	
Mid Cap Fund - Class I Inception Date 10/31/2000, Class II Inception Date 5/1/2009																	
Class I	-4.32%	-6.97%	-2.70%	18.25%	-10.32%	0.17%	N/A	-3.52%	N/A	-2.70%	18.25%	-10.32%	0.17%	N/A	-3.52%	N/A	0.92%
Class II	-4.34%	-7.03%	-2.82%	17.95%	N/A	N/A	N/A	N/A	22.57%	-2.82%	17.95%	N/A	N/A	N/A	N/A	19.05%	1.17%
Russell Midcap® Index	-6.25%	-9.88%	-2.06%	25.13%	-8.19%	1.22%	N/A	4.16%	31.01%	-2.06%	25.13%	-8.19%	1.22%	N/A	4.16%	31.01%	
Russell Midcap® Growth Index	-6.36%	-10.20%	-3.31%	21.30%	-7.53%	1.37%	N/A	-1.01%	28.16%	-3.31%	21.30%	-7.53%	1.37%	N/A	-1.01%	28.16%	
Small Cap Fund - Class I Inception Date 5/1/2007, Class II Inception Date 5/1/2009																	
Class I	-7.11%	-8.71%	0.51%	29.06%	-4.06%	N/A	N/A	-3.62%	N/A	0.51%	29.06%	-4.06%	N/A	N/A	-3.62%	N/A	1.11%
Class II	-7.13%	-8.77%	0.38%	28.74%	N/A	N/A	N/A	N/A	32.08%	0.38%	28.74%	N/A	N/A	N/A	N/A	26.92%	1.36%
Russell 2000® Index	-7.75%	-9.92%	-1.95%	21.48%	-8.60%	N/A	N/A	-7.42%	26.99%	-1.95%	21.48%	-8.60%	N/A	N/A	-7.42%	26.99%	
Russell 2000® Value Index	-8.73%	-10.60%	-1.64%	25.07%	-9.85%	N/A	N/A	-8.99%	27.37%	-1.64%	25.07%	-9.85%	N/A	N/A	-8.99%	27.37%	
International Stock Fund - Class I Inception Date 10/31/2000, Class II Inception Date 5/1/2009																	
Class I	-1.30%	-13.46%	-12.47%	5.42%	-10.93%	2.08%	N/A	2.79%	N/A	-12.47%	5.42%	-10.93%	2.08%	N/A	2.79%	N/A	1.22%
Class II	-1.32%	-13.52%	-12.58%	5.16%	N/A	N/A	N/A	N/A	15.66%	-12.58%	5.16%	N/A	N/A	N/A	N/A	13.28%	1.47%
MSCI EAFE Index	-0.97%	-13.75%	-12.93%	6.38%	-12.94%	1.35%	N/A	1.79%	18.51%	-12.93%	6.38%	-12.94%	1.35%	N/A	1.79%	18.51%	

Not Part of the Semi-annual Report

Review of Period

ECONOMIC OVERVIEW

As 2010 unfolded we were in the wake of one of the most calamitous and volatile periods in U.S. and global economic history. From stock market highs in the fall of 2007 the domestic market had dived to more than a 50% loss by March of 2009 – with even worse drops in many foreign markets as the global financial system seemed on the brink of collapse. Then unprecedented global government stimulus seemed to get traction and investor psychology turned from fear to optimism. Stocks had one of their steepest rallies in history, led by the same highly leveraged and cyclical companies which had suffered the most during the downside. During this period the domestic bond market reflected the same split personality, with the lowest-risk Treasury securities leading the market during the stock market collapse, while riskier high-yield bonds had a huge run-up in value during the recovery.

As we entered 2010 economists and market watchers were in two general camps regarding the American economy. On one side we had the optimists, who saw a "V" shaped recovery in strong corporate earnings. On the other side, pessimists found plenty of reason for gloom, including stubbornly high unemployment, continued woes in the housing sector and the long-term prospects of a painful deleveraging from a period of excessive and unsustainable borrowing.

The optimists seemed to have their way at first as the market rally continued well into the first half of 2010, with the S&P 500 peaking on April 23, adding 8.68% to the 26.46% return of 2009. Then a series of external calamities began shaking the market, beginning with the lack of resolution of the Greek sovereign debt crisis and the disastrous Gulf of Mexico oil spill. From the April 23 market high through June 30, the S&P 500 fell -14.97%. Once again there was a flight to quality in the bond market, as investors around the world found comfort in the relative strength of the U.S. dollar and yields on the 10-Year Treasury fell from their period high of 3.99% on April 5 to a period low of 2.93% on the last day of June, driving strong returns of holders of these securities.

By the end of the period, the S&P 500 was showing a year-to-date decline of -6.65%. Broad international indices were down even more, with the MSCI EAFE Index down -12.93%. Among larger American companies as represented by the S&P 500, the drop affected all market sectors, with Industrials, Consumer Discretionary, Financials and Consumer Staples suffering the least, while Materials, Technology and Energy dropped double-digits. Smaller stocks outperformed larger stocks, a trend which was true of international stocks as well as domestic. In the meantime, individual investors continued to sell stocks and buy bonds, and were rewarded for holding them for this six-month period, as virtually all sectors of the domestic bond market saw positive returns.

The ups and downs of 2010 have hardly resolved the outlook for the domestic or global economy or the potential returns for securities, as indicators remain mixed. Corporate profits are strong, but hiring continues to be weak. The prospects for problem inflation seem remote, but some quarters are raising concerns over the possibility of economically painful deflation. We are carefully monitoring the major economic indicators and trends and at this point see little cause for either panic or celebration. The fixed income markets now find itself in a classic tug-of-war between technical factors (money flows, flight to quality) and fundamentals. While the fundamentals appear to be softening some from prior quarters, long-term interest rates currently reflect a much more dire set of circumstances than we expect, leaving Treasury valuations stretched. As fears of Euro-contagion wane over coming

Review of Period (concluded)

months, we expect markets to re-focus on the economy and inflation, to the detriment of long-term bond prices. From our perspective, the stock market correction was a healthy predictable event given the sharp rally since March 2009. Looking ahead we believe the economic recovery will continue to unfold at a modest somewhat uneven pace. Nimble bond management will likely be rewarded as yields fluctuate in response to spotty economic data. For equities, we favor high quality, well established companies which can thrive during slower growth periods.

CONSERVATIVE ALLOCATION FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Conservative Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation:

• **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
• **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
• **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison employs a risk management sleeve within the fund for the purpose of risk reduction when and if conditions exist that require reduction of equity exposure.

INVESTING ENVIRONMENT

After a steep and steady climb up from the market lows of 2009, the first six months of 2010 gave investors a rollercoaster like ride. Stocks charged out of the gate in early January but quickly stalled with the appearance of sovereign debt challenges in Greece. The S&P 500 turned in its third consecutive January decline, losing -3.6% for the month. By early February, the sovereign debt fears abated and the U.S. stock market resumed its upward march, and by late April was up 10% for the year. However, early May brought us the "flash crash," an intraday drop of nearly 9% in the value of the S&P 500. Sovereign debt fears reemerged and intensified in Europe, the government debt ratings of Greece, Spain, and Portugal were all cut, Greece being lowered to below investment grade or "junk" status. Suddenly, markets were awakened from their risk complacent slumber. Volatility burst back onto the scene resulting in a flight to quality reminiscent of the fall of 2008. The yield on the 10 year Treasury fell from near 4% to below 3% by the end of the quarter as investors flocked to the perceived safety of U.S. government bonds.

As of June 30th the S&P 500 was down -6.7% for the year, with an oversized loss of -11.4% during the second quarter. International stocks experienced more severe declines, driven by a sharply lower Euro in the wake of the European debt crisis. The MSCI EAFE Index lost -12.9% over the period. Bonds benefited from decreasing yield levels and increased demand

Conservative Allocation Fund (concluded)

and the Barclays Capital U.S. Aggregate Bond Index finished the first six months up 5.3%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Bond Funds	73%
Stock Funds	22%
Money Market Funds and Other Net Assets	1%
Foreign Stock Funds	4%

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Conservative Allocation Fund returned 0.22% (Class I shares), underperforming the Conservative Allocation Custom Index return of 1.05%. From an asset allocation standpoint, the fund was well positioned with an underweighting in international equities from our custom benchmark allocation. However, our underweighting in small/mid cap U.S. equities, and poor relative returns from some of our holdings negated the positive impact of our international equity underweighting.

Key contributors to performance included: MEMBERS Bond Fund Class Y which returned 4.6% over the period, Dodge & Cox Income Fund which returned 4.3%, and Templeton Global Bond Fund which returned 3.8%. Key detractors included: MEMBERS International Stock Fund Class Y which returned -12.9%, MEMBERS Large Cap Value Fund Class Y which returned -9.0%, and MEMBERS Large Cap Growth Fund Class Y which returned -8.7%.

FUND CHANGES

Added to the portfolio during the period were, Madison Mosaic Disciplined Equity Fund and PIMCO Investment Grade Bond Fund. Also added to the fund was PIMCO Total Return Fund, which replaced Dodge & Cox Income Fund.

MODERATE ALLOCATION FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Moderate Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation:

• **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.

• **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.

• **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison employs a risk management sleeve within the fund for the purpose of risk reduction when and if conditions exist that require reduction of equity exposure.

Moderate Allocation Fund (concluded)

INVESTING ENVIRONMENT

After a steep and steady climb up from the market lows of 2009, the first six months of 2010 gave investors a rollercoaster like ride. Stocks charged out of the gate in early January but quickly stalled with the appearance of sovereign debt challenges in Greece. The S&P 500 turned in its third consecutive January decline, losing -3.6% for the month. By early February, the sovereign debt fears abated and the U.S. stock market resumed its upward march, and by late April was up 10% for the year. However, early May brought us the "flash crash," an intraday drop of nearly 9% in the value of the S&P 500. Sovereign debt fears reemerged and intensified in Europe, the government debt ratings of Greece, Spain, and Portugal were all cut, Greece being lowered to below investment grade or "junk" status. Suddenly, markets were awakened from their risk complacent slumber. Volatility burst back onto the scene resulting in a flight to quality reminiscent of the fall of 2008. The yield on the 10 year Treasury fell from near 4% to below 3% by the end of the quarter as investors flocked to the perceived safety of U.S. government bonds.

As of June 30th the S&P 500 was down -6.7% for the year, with an oversized loss of -11.4% during the second quarter. International stocks experienced more severe declines, driven by a sharply lower Euro in the wake of the European debt crisis. The MSCI EAFE Index lost -12.9% over the period. Bonds benefited from decreasing yield levels and increased demand and the Barclays Capital U.S. Aggregate Bond Index finished the first six months up 5.3%.

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Moderate Allocation Fund returned -2.58% (Class I shares), slightly underperforming the Moderate Allocation Custom Index return of -2.49%. From an asset allocation standpoint, the fund was well positioned with an underweighting in international equities from our custom benchmark allocation. However, our underweighting in small/mid cap U.S. equities, and poor relative returns from some of our holdings negated the positive impact of our international equity underweighting.

Key contributors to performance included: MEMBERS Bond Fund Class Y which returned 4.6% over the period, Dodge & Cox Income Fund which returned 4.3%, and Templeton Global Bond Fund which returned 3.8%. Key detractors included: MEMBERS International Stock Fund Class Y which returned -12.9%, MEMBERS Large Cap Value Fund Class Y which returned -9.0%, and MEMBERS Large Cap Growth Fund Class Y which returned -8.7%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Bond Funds	46%
Stock Funds	43%
Money Market Funds and Other Net Assets	1%
Foreign Stock Funds	10%

FUND CHANGES

Added to the portfolio during the period were Matthews Asian Growth & Income Fund and PIMCO Investment Grade Bond Fund. Also added to the fund was PIMCO Total Return Fund, which replaced Dodge & Cox Income Fund.

AGGRESSIVE ALLOCATION FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Aggressive Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation

Aggressive Allocation Fund (continued)

among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation:

- **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
- **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
- **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison employs a risk management sleeve within the fund for the purpose of risk reduction when and if conditions exist that require reduction of equity exposure.

INVESTING ENVIRONMENT

After a steep and steady climb up from the market lows of 2009, the first six months of 2010 gave investors a rollercoaster like ride. Stocks charged out of the gate in early January but quickly stalled with the appearance of sovereign debt challenges in Greece. The S&P 500 turned in its third consecutive January decline, losing -3.6% for the month. By early February, the sovereign debt fears abated and the U.S. stock market resumed its upward march, and by late April was up 10% for the year. However, early May brought us the "flash crash," an intraday drop of nearly 9% in the value of the S&P 500. Sovereign debt fears reemerged and intensified in Europe, the government debt ratings of Greece, Spain, and Portugal were all cut, Greece being lowered to below investment grade or "junk" status. Suddenly, markets were awakened from their risk complacent slumber. Volatility burst back onto the scene resulting in a flight to quality reminiscent of the fall of 2008. The yield on the 10 year Treasury fell from near 4% to below 3% by the end of the quarter as investors flocked to the perceived safety of U.S. government bonds.

As of June 30th the S&P 500 was down -6.7% for the year, with an oversized loss of -11.4% during the second quarter. International stocks experienced more severe declines, driven by a sharply lower Euro in the wake of the European debt crisis. The MSCI EAFE Index lost -12.9% over the period. Bonds benefited from decreasing yield levels and increased demand and the Barclays Capital U.S. Aggregate Bond Index finished the first six months up 5.3%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Bond Funds	14%
Stock Funds	71%
Money Market Funds and Other Net Assets	1%
Foreign Stock Funds	14%

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Aggressive Allocation Fund returned -5.37% (Class I shares), outperforming the Aggressive Allocation Custom Index return of -6.39%. Our underweighting in international equities relative to the benchmark was a key factor to the fund's outperformance.

Key contributors to performance included: Hussman Strategic Growth Fund which returned 5.2% over the period, MEMBERS Bond Fund Class Y which returned 4.6%, and MEMBERS High Income Fund Class Y which returned 3.0%.

Aggressive Allocation Fund (concluded)

Key detractors included: T. Rowe Price New Era Fund which returned -14.0%, MEMBERS International Stock Fund Class Y which returned -12.9%, and MEMBERS Large Cap Value Fund Class Y which returned -9.0%.

FUND CHANGES

Added to the portfolio during the period were Matthews Asian Growth & Income Fund, PIMCO Investment Grade Bond Fund, and Templeton Global Bond Fund.

MONEY MARKET FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Money Market Fund invests exclusively in U.S. dollar-denominated money market securities maturing in thirteen months or less from the date of purchase. These securities will be obligations of the U.S. Government and its agencies and instrumentalities, but may also include securities issued by U.S. and foreign financial institutions, corporations, municipalities, foreign governments, and multi-national organizations, such as the World Bank. The fund may invest in mortgage-backed and asset-backed securities, including those representing pools of mortgage, commercial, or consumer loans originated by credit unions or other financial institutions.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Federal Home Loan Bank	29%
Freddie Mac	27%
Fannie Mae	20%
U.S. Treasury Bills	7%
Other Short-Term Investments	12%
Cash and Other Net Assets	5%

BOND FUND

INVESTMENT STRATEGY HIGHLIGHTS

Under normal circumstances, the Ultra Series Bond Fund invests at least 80% of its assets in bonds. To keep current income relatively stable and to limit share price volatility, the fund emphasizes investment grade securities and maintains an intermediate (typically 3-6 year) average portfolio duration (a measure of a security's price sensitivity to changes in interest rates). The fund also strives to minimize risk in the portfolio by making strategic decisions relating to credit risk and yield curve outlook. The fund may invest in corporate debt securities, U.S. Government debt securities, foreign government debt securities, non-rated debt securities, and asset-backed, mortgage-backed and commercial mortgage-backed securities.

INVESTING ENVIRONMENT

During the first half of 2010 the treasury market rallied, particularly during the second quarter. Treasury yields declined anywhere from 0.5% for 2-year maturities to 0.9% for 10-year maturities as demand increased for the relative safety of U.S. government debt. Corporate bonds performance was mixed while certain securitized securities such as agency mortgages and asset backed securities outperformed. The underperformance of corporate debt occurred late in the second quarter. However, credit continued to perform well despite second quarter widening. Both the decline in rates and the uncertainty in the corporate bond sector were a function of essentially

Bond Fund (concluded)

two factors. During the second quarter the market became more cognizant of the fact that the economy was slowing and the future outlook was becoming uncertain. The markets had expected the Fed to begin tightening policy in the second half of the year. With little in the way of inflation concerns, and at least the increased possibility of another recession, this anticipated rate increase was removed thereby inducing some heightened risk aversion. Simultaneously, Greece introduced the markets to both the possibility of a sovereign default and various structural problems that exist in the European Union more broadly. This induced a major flight to quality benefitting U.S. assets and particularly Treasuries.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Asset Backed	2%
Corporate Notes and Bonds	27%
Mortgage Backed	24%
U.S. Government and Agency Obligations	43%
Cash and Other Net Assets	4%

PERFORMANCE DISCUSSION

The Ultra Series Bond Fund returned 4.86% (Class I shares) for the six-month period ended June 30, 2010 while the Bank of America Merrill Lynch U.S. Corporate, Government & Mortgage Index returned 5.30%. Factors detracting from performance included the fund's shorter duration, i.e., less interest rate risk, than the market index at a time when rates were declining. Also, the fund was marginally underweighted in mortgage securities which performed well, and overweighted in corporate bonds which underperformed during the quarter. These factors were somewhat offset by good sub-sector selection and individual security selection.

HIGH INCOME FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS High Income Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as "junk" bonds. Because the performance of these securities has historically been strongly influenced by economic conditions, the fund may emphasize security selection in business sectors that favor the economic outlook. Under normal market conditions, the fund invests at least 80% of its assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities.

INVESTING ENVIRONMENT

The first six months of 2010 was a period of significant volatility for U.S. financial markets. In April, both fixed income and equity markets added to their first quarter gains. However, during May, the U.S. financial markets reversed course as every U.S. equity index and both investment grade and high yield fixed income sectors posted declines. Contributing to this change on sentiment was the May 7 flash crash, downward revisions to U.S. GDP growth expectations, and increasing anxiety with respect to Europe's sovereign debt crisis. Then, during the last month of the reporting period, market sentiment between fixed income and equity investors clearly bifurcated. Specifically, during June, the major U.S. equity markets continued to post sharp declines of between 6-7% whereas U.S. fixed income markets were either flat, as was the case for high yield, or positive, as was the case for investment grade and Treasuries. The net result of these monthly

High Income Fund (concluded)

return fluctuations during the reporting period was that equities posted significant declines for the period (the S&P 500 Index was down -6.65%, the Dow Jones Industrial Average was down -4.98%, investment grade posted a gain of 6.09%, and high yield earned 4.71%).

Year to date, the default rate for high yield securities continued to plummet. On an annualized basis the current pace of defaults over the past six months is at a meager 0.2%! We expect high yield default rates to remain in the 2% to 3% range for the 2010 and 2011 time periods, well below the historical average default rate for high yield of 5.4%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10

Consumer Discretionary†	30%
Consumer Staples	4%
Energy	7%
Financials	2%
Health Care	6%
Industrials	20%
Information Technology	8%
Materials	5%
Telecommunication Services	9%
Utilities	4%
Cash and Other Net Assets	5%

†Consumer Discretionary includes securities in the following industries: Auto Components, Hotels, Restaurants & Leisure, Household Durables, Leisure Equipment & Products, Media, Specialty Retail and Textile, Apparel & Luxury Goods.

PERFORMANCE DISCUSSION

The Ultra Series High Income Fund posted a return of 2.78% (Class I shares) for the six-month period ended June 30, 2010, while its benchmark, the Bank of America Merrill Lynch High Yield Master II Constrained Index, returned 4.71% for the same period. The Financial Sector and bonds priced below $80 significantly outperformed the index during the first half of 2010. The fund maintained a strategic underweighting in these sectors which detracted from relative returns for the period. Positive selection in the Technology sector benefited the fund's performance during the reporting period. For example, the Technology sector, which declined -1.02%, was the worst performing industry for the overall high yield index for the period. However, the fund's Technology holdings generated a positive return of 2.69%.

FUND CHANGES

During the quarter the fund added to its sector weightings in the Cable, Technology, Support Services and Gaming industries, while reducing its exposure to the Utilities sector. The fund was very active in the new issue market as 14 primary new issues were added during the quarter. These new issues include industries such as Broadcasting, Gaming, Cable, Automotive and Health Care.

DIVERSIFIED INCOME FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Diversified Income Fund seeks income by investing in a broadly diversified array of securities including bonds, common stocks, real estate securities, foreign market bonds and stocks and money market instruments. Bonds, stock and cash components will vary, reflecting the portfolio managers' judgments of the relative availability of attractively yielding and priced stocks and bonds. Generally, however, bonds will constitute up to 80% of the fund's assets, stocks will constitute up to 60% of the fund's assets, real estate securities will constitute up to 25% of the fund's assets, foreign stocks and bonds will constitute up to 25% of the fund's assets and money market instruments

Diversified Income Fund (continued)

may constitute up to 25% of the fund's assets. The fund intends to limit the investment in lower credit quality bonds to less than 50% of the fund's assets. The balance between the two strategies of the fund (fixed income and equity investing) is determined after reviewing the risks associated with each type of investment, with the goal of meaningful risk reduction as market conditions demand. The fund typically sells a stock when the fundamental expectations for producing competitive yields at an acceptable level of price risk no longer apply, the price exceeds the intrinsic value or other stocks appear more attractive.

INVESTING ENVIRONMENT

During the six-months ended June 30, 2010, the broad U.S. stock market returned -6.4% as measured by the Russell 1000® Index. The stock portion of the fund was ahead of this performance, returning -3.1%.

Over the same time period, the Treasury market rallied, particularly during the second quarter of 2010. Treasury yields declined from 0.5% for 2-year maturities to 0.9% for 10-year maturities as demand increased for the relative safety of U.S. government debt. Corporate bonds generally underperformed Treasuries while certain securitized securities such as agency mortgages and asset backed securities outperformed. The underperformance of corporate debt was significant and partially offset the general decline in yields. Both the decline in rates and the underperformance of corporate bonds were a function of essentially two factors. During the second quarter the market became more cognizant of the fact that the economy was not experiencing a 'V' shaped recovery and might indeed be slowing significantly. This implies an easier monetary policy, little in the way of inflation concerns, and at least the possibility of another recession thereby inducing some heightened risk aversion.

Simultaneously, Greece introduced the markets to both the possibility of a sovereign default and various structural problems that exist in the European Union more broadly. This induced a major flight to quality benefitting U.S. assets and particularly Treasuries.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Common Stocks	44%
Asset Backed	1%
Corporate Notes and Bonds	23%
Mortgage Backed	15%
U.S. Government and Agency Obligations	15%
Cash and Other Net Assets	2%

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Diversified Income Fund returned 1.16% (Class I shares), outperforming the Russell 1000® Index return of -6.40% and underperforming the Bank of America Merrill Lynch U.S. corporate, Government & Mortgage Index return 5.30%.

The stock portion of the fund (approximately 44% of the fund on June 30, 2010) pursued its investment goal by participating nicely in the bull market at the beginning of the year, then protecting when the Russell 1000® Index fell 15% from April 23, 2010 through June 30, 2010. Performance was positive relative to the Russell 1000® Index in seven of the ten major sectors. The fund's stock holdings in the Information Technology, Industrial, and Energy sectors were most additive to performance. Industrial stocks Boeing Co. and Emerson Electric Co. helped relative performance, as did Microsoft Corp. and Financial stocks NYSE Euronext and Willis Group Holdings PLC. Telecommunications, Health Care, and Utilities were the sectors that detracted most from relative performance. Stocks which hurt performance included Pfizer, Inc., Utilities firms Exelon Corp. and FirstEnergy Corp., and Telecommunications stocks AT&T, Inc. and Verizon Communications, Inc.

Diversified Income Fund (concluded)

The overall rally in rates was beneficial to the positive return the bond portion of the fund experienced during the first half of the year. The bond portion of the fund underperformed the bond market index due to the fact that the fund was significantly overweighted in its allocation to corporate bonds and BBB rated bonds when compared to the market which resulted from the fund's main goal of generating extra income. Somewhat mitigating the corporate bond exposure is the fact that most of the overweighting is in Industrial and Utility bonds which performed much better than those issued by financial companies.

FUND CHANGES

For the stock portion of the fund, the most notable change to the portfolio was the increased weight in Information Technology holdings, from 6.5% to 12.5% as we added IBM Corp., Microsoft Corp., and QUALCOMM, Inc. to the portfolio. The fund's Energy allocation also rose from 8.5% to 13%. The Industrial sector's exposure declined in weight from 17% to 9%, as we eliminated Boeing Co., Deere & Co., Emerson Electric Co., Norfolk Southern Corp., and UPS Inc. from the portfolio. We believed these Industrial stocks had advanced to full valuations after outperforming over the last 12 months.

EQUITY INCOME FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Equity Income Fund invests primarily in common stocks of large-and mid-capitalization companies that are, in the view of the fund's investment adviser, selling at a reasonable price in relation to their long-term earnings growth rates. The portfolio managers will allocate the fund's assets among stocks in sectors of the economy based upon their expected earnings growth rates, adjusted to reflect their views on economic and market conditions and sector risk factors.

The fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. The fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends. The extent of option writing activity will depend upon market conditions and the portfolio manager's ongoing assessment of the attractiveness of writing call options on the fund's stock holdings. In addition to providing income, covered call writing helps

to reduce the volatility (and risk profile) of the fund by providing downside protection.

INVESTING ENVIRONMENT

The April 30, 2010 inception of the Ultra Series Equity Income Fund coincided very closely with the stock market high of the year which occurred in late April. The market correction which subsequently continued through the end of June, provided the fund an opportunity to initiate individual stock positions at attractive prices relative to those available earlier in the year. The fund moved cautiously from a 100% cash position at inception to an equity weighting of 86% by the period ended June 30, 2010. In addition, the correction in stock prices had the effect of increasing overall market volatility which, in turn, improved the pricing of call options which the fund sells against its equity holdings. The CBOE Market Volatility Index (VIX), a common measure of market volatility, soared from a level of 22 at the end of April to a high of 45 in May before settling at 34.5 at the end of June. As of June 30, 2010, approximately 69% of the fund's equity holdings were covered by call

Equity Income Fund (concluded)

options and it is the fund's intent to move this number higher as opportunities arise.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Consumer Discretionary	14%
Energy	11%
Financials	17%
Health Care	16%
Industrials	2%
Information Technology	22%
Materials	2%
Cash and Other Net Assets	16%

PERFORMANCE DISCUSSION

Although only in existence for a short period of time, the fund's performance has been strong relative to its primary benchmarks. Since inception on April 30, 2010, the fund has returned -7.42% (Class I), while the S&P 500 Index has returned -12.80% and the CBOE Buy-Write Index has returned -10.06%. A higher level of cash during the initial stages of the market correction certainly helped buffer the fund from the turbulence but opportunistic buying of high quality companies has also been additive to performance. The increased volatility has also allowed the fund to benefit from higher option premiums which provide an enhanced level of downside protection.

FUND CHANGES

During the early life of the fund, the primary changes have been related to moving toward a fully invested position. Although the majority of fund assets have been invested, the process is ongoing with emphasis on investing new cash flows and covering a larger portion of the portfolio with call options.

LARGE CAP VALUE FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Large Cap Value Fund will, under normal market conditions, invest primarily in large cap stocks. The fund follows a "value" approach, meaning the portfolio managers seek to invest in stocks at prices below their perceived intrinsic value as estimated based on fundamental analysis of the issuing company and its prospects. By investing in value stocks, the fund attempts to limit the downside risk over time but may also produce smaller gains than other stock funds if their intrinsic values are not realized by the market or if growth-oriented investments are favored by investors. The fund will diversify its holdings among various industries and among companies within those industries. The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its intrinsic value or other stocks appear more attractively priced relative to their intrinsic values.

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Large Cap Value Fund return of -8.91% (Class I shares) lagged the Russell 1000® Value Index return of -5.12%. The majority of the lag developed during the early-February to late-April rally when value stocks vaulted ahead rapidly. During this eleven week stretch, the fund did not participate fully in the rally.

Large Cap Value Fund (concluded)

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	Fund	Russell 1000® Value Index
Consumer Discretionary	6%	7%
Consumer Staples	9%	11%
Energy	19%	11%
Financials	25%	29%
Health Care	12%	13%
Industrials	8%	9%
Information Technology	8%	5%
Materials	3%	3%
Telecommunication Services	4%	5%
Utilities	4%	7%
Cash and Other Net Assets	2%	–

For the six-month period, relative performance was helped by fund holdings within the Consumer Discretionary sector, particularly auto parts retailer AutoZone, Inc. which was the fund's biggest contributor. The fund's limited exposure to Exxon Mobil Corp., which underperformed for the period, was also a boost to performance. Other positive contributors were the bank Keycorp, as well as Darden Restaurants, Inc. During late 2009 and early 2010, we added to property/casualty insurance stocks, including Berkshire Hathaway, Inc. and Willis Group Holdings PLC which were also positive contributors to relative performance during the first half of 2010. Detracting from performance were fund holdings within the Energy, Health Care, and Finance sectors. Energy stocks Weatherford International, Ltd., Noble Corp., and Anadarko Petroleum Corp. were noticeable laggards. Additional holdings which detracted from returns were Morgan Stanley (Financials), Exelon Corp. (Utilities), Baxter International, Inc. (Health Care), and Pfizer, Inc. (Health Care).

FUND CHANGES

The most notable portfolio changes during the period included an increase in the fund's Consumer Staples sector weight from 6% to 9%, as we added Kraft Foods Inc. to the portfolio. The fund's Financials sector weight also rose 3%, from 21.5% to 24.5%, as we added insurance stocks Berkshire Hathaway, Inc. and Travelers Cos., Inc. The fund's allocation to the Energy sector declined from 21% to 19% as XTO Energy was acquired. Energy remains the fund's largest relative position at 19% versus 11% for the benchmark. The fund's Industrial sector weight dropped from 10% to 8% as we eliminated Deere & Co. and Norfolk Southern Corp. after they outperformed.

LARGE CAP GROWTH FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Large Cap Growth Fund invests primarily in common stocks of larger companies and will, under normal market conditions, maintain at least 80% of its assets in large cap stocks. The fund follows a "growth" approach, meaning the portfolio managers seek stocks that have low market prices relative to their perceived growth capabilities as estimated based on fundamental analysis of the issuing companies and their prospects. The fund typically seeks higher earnings growth capabilities in the stocks it purchases, and may include some companies undergoing more significant changes in their operations or experiencing significant changes in their markets. The fund will diversify its holdings among various industries and among companies within those industries. The fund has an active trading strategy which will lead to more portfolio turnover than a more passively-managed fund. The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its perceived value or other stocks appear more attractively priced relative to their prospects.

Large Cap Growth Fund (continued)

INVESTING ENVIRONMENT

At the close of the six-month period ended June 30, 2010 the stock market was statistically undervalued. The S&P 500 Index sells at approximately 11.5 times 2011 estimated earnings of $91 per share and yields over 2%. Of the S&P 500 constituents, 25% had a cash dividend greater than the current 10-year Treasury bond yield of 2.97% as of June 30, 2010. Why has the stock market gotten so undervalued? We can't say for sure, but believe a few observations may be worth considering. First, broadly speaking, there have been massive changes in virtually all components of the economy, policy framework, and the markets themselves – all on a global basis. Because of the scale of these changes and the resulting altered mechanisms and relationships, we believe there is a diminished ability to accurately predict how the "system" itself will work. Diminished forecasting accuracy translates into higher equity risk premiums as expressed through lower price to earnings ratios.

Because the valuation in quality companies has been so compelling, we believe opportunities for both relative and absolute gains abound. The Ultra Series Large Cap Growth Fund has strong conviction on (1) the need to add dividend yield as a component for total return success, (2) the need to emphasize quality, and (3) the need to concentrate the portfolio in favored names.

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Large Cap Growth Fund returned -8.67% (Class I shares), trailing the Russell 1000® Growth Index return of -7.65%.

Performance was impeded by the fund's Energy exposure, where both sector emphasis and stock selection were out of synch. Additionally, three of the fund's larger Information Technology holdings, Google, Inc., QUALcomm, Inc., and Visa, Inc., penalized performance. Cash flow reinvestment risks worried investors at Google, while diminishing royalty fees challenged QUALcomm, and federal regulatory intervention may restrict free market competition at Visa. However, strong balance sheets, excess cash flow generation, and growing and expanding end markets convince us to hold these positions.

The fund's largest sector allocation in Financials was both stock specific as well as strategic. We consciously sought non-lending financial companies with strong balance sheets and cash dividends as we believed the stock market would experience a correction precipitated by continued credit issues. For example, fund holding Axis Capital is a property casualty insurer with little municipal bond exposure and yields 2.8% as of period end. Despite Financials being the worst performing sector in the second quarter of 2010 down over 15%, Axis Capital was down less than 5% for the same period.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10

	Fund	Russell 1000® Growth Index
Consumer Discretionary	10%	14%
Consumer Staples	10%	10%
Energy	9%	10%
Financials	10%	5%
Health Care	14%	11%
Industrials	7%	13%
Information Technology[†]	36%	31%
Materials	3%	5%
Telecommunication Services	0%	1%
Utilities	0%	0%
Cash and Other Net Assets	1%	–

[†]Includes securities in the following industries: Communications Equipment, Computers & Peripherals, Internet Software & Services, IT Services, Semiconductors & Semiconductor Equipment and Software.

FUND CHANGES

During the period, we sold Oracle Corp as we expect the law of large numbers to reduce growth, and we sold athletic clothing designer

Large Cap Growth Fund (continued)

and retailer Luluemon Athletic Inc. as we expect sales comparatives to slow. We added to Visa Inc., Allergan, Inc., and ArcSight Inc. on the market dip. We initiated positions in Occidental Petroleum Corp. based on their politically secure oil reserves and outdoor advertising company Lamar Advertising Co.

MID CAP FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Mid Cap Fund generally invests in common stocks of midsize companies and will, under normal market conditions, maintain at least 80% of its assets in mid cap securities. However, the fund will not automatically sell a stock because its market capitalization has changed and such positions may be increased through additional purchases. The fund seeks attractive long-term returns through bottom-up security selection based on fundamental analysis in a diversified portfolio of high-quality growth companies with attractive valuations. These will typically be industry leading companies in niches with strong growth prospects. The fund's portfolio managers believe in selecting stocks for the fund that show steady, sustainable growth and reasonable valuations. As a result, stocks of issuers that are believed to have a blend of both value and growth potential will be selected for investment. Stocks are generally sold when target prices are reached, company fundamentals deteriorate or more attractive stocks are identified.

INVESTING ENVIRONMENT

The six-month period ended June 30, 2010 witnessed the return of volatility to midcap stocks as investors questioned the sustainability of an economic recovery for the first time since the lows in March 2009. The year began with a continuation of the 2009 rally where low risk premiums persisted in equity markets. That rally ended with a correction which began near the end of April as investors worried about the economic impact from the sovereign debt crisis in Europe, the scope of financial reform and the tragic oil spill in the Gulf of Mexico. These factors led to the return of higher risk premiums as investors gravitated towards high quality stocks with less risky earnings and debt profiles. For the period, the Russell Midcap® Index declined -2.06%. Within the index, sector performance varied. The sectors with positive returns were Consumer Staples, Financials, Health Care and Consumer Discretionary. The worst performing sectors in order were Energy, Information Technology, Utilities, Materials, Industrials and Telecommunications.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10		
	Fund	**Russell Midcap® Index**
Consumer Discretionary	13%	14%
Consumer Staples	4%	7%
Energy	8%	8%
Financials	20%	19%
Health Care	9%	10%
Industrials	16%	12%
Information Technology	13%	15%
Materials	5%	6%
Telecommunication Services	2%	2%
Utilities	1%	7%
Cash and Other Net Assets	9%	–

PERFORMANCE DISCUSSION

The Ultra Series Mid Cap Fund returned -2.70% (Class I shares), compared with the Russell Midcap® Index return of -2.06%.

Relative to the benchmark, stock picking was best in the Materials sector. A gold ETF holding and paint and specialty chemical manufacturer Valspar Corp. boosted results. The Financial

Mid Cap Fund (concluded)

sector was another source of outperformance as asset manager SEI Investments Co., commercial real estate operating company Brookfield Properties Corp. and energy and commodities exchange IntercontinentalExchange, Inc. all contributed meaningfully to results.

Among the largest sources of weakness compared to the benchmark were the fund's Energy and Technology holdings. Deep water drilling company Noble Corp. and oil field service provider Weatherford International, Ltd. were negatively impacted by the fallout from the Gulf of Mexico oil spill. Computer communications equipment provider Brocade Communication Systems was the worst performing Technology stock.

FUND CHANGES

We increased the fund's exposure to the Financials sector during the period, particularly in insurance and asset management. We added to insurance broker Brown and Brown Inc., specialty insurer Markel Corp. and property & casualty insurer RLI Corp. Other additions include asset managers Brookfield Asset Management, Inc. and SEI Investments Co. We maintain an overweight position in Financials as we believe valuations are attractive.

The combination of rising valuations and concerns about the sustainability of economic growth and its impact on more cyclical sectors lead us to reduce the fund's Industrial and Consumer Discretionary exposure during the period. As the market priced in stronger economic prospects, valuations became less attractive and we felt it prudent to reduce exposure and rotate into other areas with better return prospects.

SMALL CAP FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Small Cap Fund invests primarily in a diversified mix of common stocks of small cap U.S. companies that are believed to be undervalued by various measures and offer sound prospects for capital appreciation. The portfolio managers employ a value-oriented investment approach in selecting stocks, using proprietary fundamental research to identify securities of companies they believe have attractive valuations. The portfolio managers focus on companies with a record of above average rates of profitability that sell at a discount relative to the overall small cap market. Through fundamental research, the portfolio managers seek to identify those companies that possess one or more of the following characteristics: sustainable competitive advantages within a market niche; strong profitability and free cash flows; strong market share positions and trends; quality of and share ownership by management; and financial structures that are more conservative than the relevant industry average.

INVESTING ENVIRONMENT

U.S. equities plummeted as escalating global growth concerns, challenges in Europe, and mixed economic data combined to push the S&P 500 Index down -6.7% to its lowest level since October 2009. This weakness followed a period of relatively strong results earlier in the year as equities were bolstered by strong corporate earnings and generally favorable economic data. For the six-month period, value stocks (-1.6%) outpaced growth (-2.3%) while small cap stocks (-1.9%) led their larger peers (-6.7%), as measured by the Russell 2000 Value,

Small Cap Fund (concluded)

Russell 2000 Growth, Russell 2000, and S&P 500 indices, respectively. Results were mixed within the Russell 2000 index. Telecommunication Services, Energy, and Materials were among the hardest hit while Consumer Discretionary, Financials and Industrials outperformed.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10

	Fund	Russell 2000® Index
Consumer Discretionary	16%	14%
Consumer Staples	5%	3%
Energy	5%	5%
Financials	24%	22%
Health Care	8%	14%
Industrials	20%	15%
Information Technology	8%	18%
Materials	5%	5%
Telecommunication Services	0%	1%
Utilities	5%	3%
Cash and Other Net Assets	4%	–

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Small Cap Fund returned 0.51% (Class I shares), outperforming the Russell 2000®, which returned -1.95%.

Consistent with the fund's bottom-up focus, relative performance across sectors was driven primarily by stock selection, particularly in the Health Care, Financials, and Energy sectors. Within Health Care, positions in contract research organization ICON and health insurance and managed care provider Universal American were the primary drivers of strong relative results. Positive results in the Financials sector were driven by banking and investment services provider Webster Financial. SM Energy (formerly St. Mary Land & Exploration) and Whiting Petroleum were leading contributors among our Energy holdings. Other top relative performers included Bowne & Co. (Industrials) and Herbalife (Consumer Staples).

Among the largest sources of relative weakness were our Consumer Discretionary and Industrial holdings. Relative performance suffered in Consumer Discretionary due to our investments in specialty department store retailer Stage Stores, restaurant chain Sonic, and memorialization products company Matthews International. Our positions in Albany, a producer of specialty fabric used in the production of paper, and branded office products supplier ACCO hurt performance in the Industrials sector.

Sector allocation, a residual of the fund's bottom-up stock selection, was also positive primarily due to our above-benchmark weights in the Consumer Discretionary and Utilities sectors.

FUND CHANGES

The fund's investment approach emphasizes individual stock selection; sector weights are a residual of the process. Based on our two- to three-year time horizon we continue to find attractively valued investment opportunities in a volatile environment.

As in previous years, the annual June Russell rebalance impacted our relative weights as index weights shifted. Consistent with the fund's bottom-up process, these changes do not impact our investment decisions. Based on bottom-up stock decisions, we added to our position in Reinsurance Group and established new positions in Amerisafe and Northwest Bancshares within the Financials sector. In Industrials, we eliminated our position in communications company Bowne. We decreased our exposure to Health Care by eliminating our position in Centene and trimming our investment in Universal American during the period. In Information Technology we eliminated our position in disk drive and data storage company Xyratex.

INTERNATIONAL STOCK FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series International Stock Fund will invest, under normal market conditions, primarily in foreign equity securities. Typically, a majority of the fund's assets are invested in relatively large capitalization stocks of companies located or operating in developed countries. The fund may also invest up to 30% of its assets in securities of companies whose principal business activities are located in emerging market countries. The portfolio managers typically maintain this segment of the fund's portfolio in such stocks which it believes have a low market price relative to their perceived value based on fundamental analysis of the issuing company and its prospects. The fund may also invest in foreign debt and other income bearing securities at times when it believes that income bearing securities have greater capital appreciation potential than equity securities.

INVESTING ENVIRONMENT

World equity markets were volatile throughout the first half of 2010, posting generally positive returns in the first quarter, then falling sharply from mid-April to late May as European sovereign debt fears intensified. Uncertainty over growth prospects in the United States and China also weighed on stocks. European markets—particularly those with strained governmental finances, such as Greece, Italy, and Spain—were weak, especially during the second quarter, as the large bailout package did little to calm investors' fears. Additionally, austerity measures by several European governments led to concerns that the economic recovery could be held back. The U.S. recovery appears to have hit a soft patch, with housing, consumer confidence, and retail sales data coming in below expectations. Recent events, including ongoing global financial reform and the oil spill in the Gulf of Mexico, hint at more aggressive governmental influence on business, further hurting investor sentiment.

Asian markets finished the first half of the year with mixed performance as investors were wary of an economic and real estate slowdown in China as well as political tensions on the Korean peninsula. Although Japan relatively outperformed in the first and second quarters, stocks in the country were hurt by concerns of a global economic slowdown, while strong yen appreciation versus the U.S. Dollar and Euro weighed on export-oriented Japanese companies.

The Industrials sector outperformed for the six-month period. Both the Consumer Staples and Consumer Discretionary sectors also performed well, while the Utilities sector underperformed. The Materials sector, particularly commodity producers, lagged over concerns about weaker Chinese growth and the prospects of greater taxation, and the Energy sector underperformed notably due to slowing demand and the oil spill in the Gulf of Mexico. The Financials sector also underperformed year to date due to regulatory concerns.

In currency markets, the Euro weakened due to sovereign debt problems. The Japanese yen and U.S. Dollar rose, as investors sought out "safe havens."

GEOGRAPHICAL ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
Europe (excluding United Kingdom)	32%
United Kingdom	27%
Japan	21%
Pacific Basin	6%
Latin America	3%
Africa	2%
Other Countries	4%
Cash and Other Net Assets	5%

International Stock Fund (concluded)

PERFORMANCE DISCUSSION

The Ultra Series International Stock Fund return of -12.47% (Class I) slightly outperformed the MSCI EAFE Index return of -12.93% for the six-month period ended June 30, 2010. The outperformance was driven mostly by stock selection, as holdings in the Information Technology and the Financials sectors added to returns. Within Information Technology, the portfolio benefited from Yahoo Japan, which performed well as a result of increased online advertising spending. Positions in Amadeus IT and in Keyence also helped the portfolio.

Stock selection in Financials was also accretive to returns. Daito Trust Construction outperformed significantly, as its order growth exceeded expectations due to fewer cancellations and an increased willingness to lend by banks.

Exposure to emerging markets also benefited the strategy, as did stock selection in the Energy sector. The portfolio benefited from the early sale of BP following the oil spill. Conversely, stock selection in Industrials and Materials negatively affected the portfolio, as both sectors were hurt by the perceived slowdown in the global recovery and by recessionary fears, prompting investors to rotate into more defensive sectors. The Materials sector was also affected by the proposed Australian windfall tax on mining companies, which led major companies in the industry to halt project development.

FUND CHANGES

Over the six-month period the fund transitioned to a less defensive position. The fund's overweight exposure to the traditionally defensive Consumer Staples and Telecommunication Services sectors were reduced to underweight. Additionally, the fund's underweight positions in the more cyclical Consumer Discretionary and Financials sectors were increased to overweight and equal-weight, respectively.

The fund also increased its exposure to emerging markets over the period. Notable additions within the asset class include Cez, a power plant operator in the Czech Republic, Turkiye Garanti Bankasi, one of Turkey's largest banks, Samsung Electronics, an electronic equipment company based in South Korea, and Hyundai Mobis, a South Korean auto parts manufacturer.

TARGET RETIREMENT 2020 FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Target Retirement 2020 Fund invests primarily in shares of registered investment companies (the "underlying funds") according to an asset allocation strategy developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser, for investors planning to retire in or within a few years of 2020. Over time, the fund's asset allocation will become more conservative until it reaches approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

On a periodic basis, Madison will evaluate and sometimes revise the fund's asset allocations, including revising the asset class weightings and adding and/or removing underlying funds. Madison will also monitor the underlying funds on an ongoing basis and may increase or decrease the fund's investment in one or several underlying funds. The underlying fund selections are made based on several considerations, including the fund's style or

Target Retirement 2020 Fund (concluded)

asset class exposures, portfolio characteristics, risk profile, and investment process.

INVESTING ENVIRONMENT

After a steep and steady climb up from the market lows of 2009, the first six months of 2010 gave investors a rollercoaster like ride. Stocks charged out of the gate in early January but quickly stalled with the appearance of sovereign debt challenges in Greece. The S&P 500 turned in its third consecutive January decline, losing -3.6% for the month. By early February, the sovereign debt fears abated and the U.S. stock market resumed its upward march, and by late April was up 10% for the year. However, early May brought us the "flash crash," an intraday drop of nearly 9% in the value of the S&P 500. Sovereign debt fears reemerged and intensified in Europe, the government debt ratings of Greece, Spain, and Portugal were all cut, Greece being lowered to below investment grade or "junk" status. Suddenly, markets were awakened from their risk complacent slumber. Volatility burst back onto the scene resulting in a flight to quality reminiscent of the fall of 2008. The yield on the 10 year Treasury fell from near 4% to below 3% by the end of the quarter as investors flocked to the perceived safety of U.S. government bonds.

As of June 30th the S&P 500 was down -6.7% for the year, with an oversized loss of -11.4% during the second quarter. International stocks experienced more severe declines, driven by a sharply lower Euro in the wake of the European debt crisis. The MSCI EAFE Index lost -12.9% over the period. Bonds benefited from decreasing yield levels and increased demand and the Barclays Capital U.S. Aggregate Bond Index finished the first six months up 5.3%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
	Fund
Bond Funds	44%
Stock Funds	47%
Foreign Stock Funds	7%
Money Market Securities and Other Net Assets	2%

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Target Retirement 2020 Fund returned -2.67% (Class I shares), underperforming the Dow Jones Global Target 2020 Index return of -0.45%.

Key contributors to performance included: Hussman Strategic Growth Fund which returned 5.2% over the period, MEMBERS Bond Fund Class Y which returned 4.6%, and Dodge & Cox Income Fund which returned 4.3%. Key detractors included: T. Rowe Price New Era Fund which returned -14.0%, MEMBERS International Stock Fund Class Y which returned -12.9%, and MEMBERS Large Cap Value Fund Class Y which returned -9.0%.

FUND CHANGES

Added to the portfolio during the period were Madison Mosaic Disciplined Equity Fund, Matthews Asian Growth & Income Fund and PIMCO Investment Grade Bond Fund.

TARGET RETIREMENT 2030 FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Target Retirement 2030 Fund invests primarily in shares of registered investment companies (the "underlying funds") according to an asset allocation strategy developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser, for investors planning to retire in or within a few years of 2030. Over time, the fund's asset allocation will become more conservative until it reaches approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

On a periodic basis, Madison will evaluate and sometimes revise the fund's asset allocations, including revising the asset class weightings and adding and/or removing underlying funds. Madison will also monitor the underlying funds on an ongoing basis and may increase or decrease the fund's investment in one or several underlying funds. The underlying fund selections are made based on several considerations, including the fund's style or asset class exposures, portfolio characteristics, risk profile, and investment process.

INVESTING ENVIRONMENT

After a steep and steady climb up from the market lows of 2009, the first six months of 2010 gave investors a rollercoaster like ride. Stocks charged out of the gate in early January but quickly stalled with the appearance of sovereign debt challenges in Greece. The S&P 500 turned in its third consecutive January decline, losing -3.6% for the month. By early February, the sovereign debt fears abated and the U.S. stock market resumed its upward march, and by late April was up 10% for the year. However, early May brought us the "flash

crash," an intraday drop of nearly 9% in the value of the S&P 500. Sovereign debt fears reemerged and intensified in Europe, the government debt ratings of Greece, Spain, and Portugal were all cut, Greece being lowered to below investment grade or "junk" status. Suddenly, markets were awakened from their risk complacent slumber. Volatility burst back onto the scene resulting in a flight to quality reminiscent of the fall of 2008. The yield on the 10 year Treasury fell from near 4% to below 3% by the end of the quarter as investors flocked to the perceived safety of U.S. government bonds.

As of June 30th the S&P 500 was down -6.7% for the year, with an oversized loss of -11.4% during the second quarter. International stocks experienced more severe declines, driven by a sharply lower Euro in the wake of the European debt crisis. The MSCI EAFE Index lost -12.9% over the period. Bonds benefited from decreasing yield levels and increased demand and the Barclays Capital U.S. Aggregate Bond Index finished the first six months up 5.3%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
	Fund
Bond Funds	34%
Stock Funds	55%
Foreign Stock Funds	10%
Money Market Securities and Other Net Assets	1%

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Target Retirement 2030 Fund returned -3.84% (Class I shares), underperforming the Dow Jones Global Target 2030 Index return of -2.77 %.

Key contributors to performance included: Hussman Strategic Growth Fund which returned 5.2% over the period, MEMBERS Bond Fund Class Y which returned 4.6%, and Dodge & Cox Income Fund which returned 4.3%. Key

Target Retirement 2030 Fund (concluded)

detractors included: T. Rowe Price New Era Fund which returned -14.0%, MEMBERS International Stock Fund Class Y which returned -12.9%, and MEMBERS Large Cap Value Fund Class Y which returned -9.0%.

Added to the portfolio during the period were Madison Mosaic Disciplined Equity Fund, Matthews Asian Growth & Income Fund and PIMCO Investment Grade Bond Fund.

TARGET RETIREMENT 2040 FUND

INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Target Retirement 2040 Fund invests primarily in shares of registered investment companies (the "underlying funds") according to an asset allocation strategy developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser, for investors planning to retire in or within a few years of 2040. Over time, the fund's asset allocation will become more conservative until it reaches approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

On a periodic basis, Madison will evaluate and sometimes revise the fund's asset allocations, including revising the asset class weightings and adding and/or removing underlying funds. Madison will also monitor the underlying funds on an ongoing basis and may increase or decrease the fund's investment in one or several underlying funds. The underlying fund selections are made based on several considerations, including the fund's style or asset class exposures, portfolio characteristics, risk profile, and investment process.

INVESTING ENVIRONMENT

After a steep and steady climb up from the market lows of 2009, the first six months of 2010 gave investors a rollercoaster like ride. Stocks charged out of the gate in early January but quickly stalled with the appearance of sovereign debt challenges in Greece. The S&P 500 turned in its third consecutive January decline, losing -3.6% for the month. By early February, the sovereign debt fears abated and the U.S. stock market resumed its upward march, and by late April was up 10% for the year. However, early May brought us the "flash crash," an intraday drop of nearly 9% in the value of the S&P 500.

Sovereign debt fears reemerged and intensified in Europe, the government debt ratings of Greece, Spain, and Portugal were all cut, Greece being lowered to below investment grade or "junk" status. Suddenly, markets were awakened from their risk complacent slumber. Volatility burst back onto the scene resulting in a flight to quality reminiscent of the fall of 2008. The yield on the 10 year Treasury fell from near 4% to below 3% by the end of the quarter as investors flocked to the perceived safety of U.S. government bonds.

As of June 30th the S&P 500 was down -6.7% for the year, with an oversized loss of -11.4% during the second quarter. International stocks experienced more severe declines, driven by a sharply lower Euro in the wake of the European debt crisis. The MSCI EAFE Index lost -12.9% over the period. Bonds benefited from decreasing yield levels and increased demand and the Barclays Capital U.S. Aggregate Bond Index finished the first six months up 5.3%.

Target Retirement 2040 Fund (concluded)

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/10	
	Fund
Bond Funds	23%
Stock Funds	63%
Foreign Stock Funds	12%
Money Market Securities and Other Net Assets	2%

PERFORMANCE DISCUSSION

For the six-month period ended June 30, 2010, the Ultra Series Target Retirement 2040 Fund returned -5.08%, underperforming the Dow Jones Global Target 2040 Index return of -4.25%.

Key contributors to performance included: Hussman Strategic Growth Fund which returned 5.2% over the period, MEMBERS Bond Fund Class Y which returned 4.6%, and Dodge & Cox Income which returned 4.3%. Key detractors included: T. Rowe Price New Era Fund which returned -14.0%, MEMBERS International Stock Fund Class Y which returned -12.9%, and MEMBERS Large Cap Value Fund Class Y which returned -9.0%.

FUND CHANGES

Added to the portfolio during the period were Madison Mosaic Disciplined Equity Fund, Matthews Asian Growth & Income Fund and PIMCO Investment Grade Bond Fund.

BENCHMARK DESCRIPTIONS

Allocation Fund Indexes

The Conservative Allocation Fund Custom Index consists of 65% Merrill Lynch U.S. Corporate, Government and Mortgage Index, 30% Russell 3000® Index and 5% MSCI EAFE Index. See market indexes descriptions below.

The Moderate Allocation Fund Custom Index consists of 40% Merrill Lynch U.S. Corporate, Government and Mortgage Index, 45% Russell 3000® Index and 15% MSCI EAFE Index. See market indexes descriptions below.

The Aggressive Allocation Fund Custom Index consists of 15% Merrill Lynch U.S. Corporate, Government and Mortgage Index, 55% Russell 3000® Index and 30% MSCI EAFE Index. See market indexes descriptions below.

Market Indexes

The Bank of America Merrill Lynch U.S. Corporate, Government & Mortgage Index is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria.

The Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index tracks the performance of below investment grade U.S. dollar denominated corporate bonds publicly issued in the U.S. domestic market, but limits any individual issuer to a maximum weighting of 2%.

The CBOE BuyWrite Monthly Index (BXM) is a benchmark index designed to track the performance of a hypothetical buy-write strategy (ie. holding a long position in and selling covered call options on that position) on the S&P 500 Index.

The Dow Jones Global Target 2020 Index is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2020 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

Benchmark Descriptions (concluded)

The Dow Jones Global Target 2030 Index is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2030 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

The Dow Jones Global Target 2040 Index is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2040 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

The MSCI EAFE (Europe, Australasia & Far East) Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.

The Russell 1000® Index is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index (see definition below).

The Russell 1000® Growth Index is a large-cap market index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index is a large-cap market index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The Russell 2000® Index is a small-cap market index which measures the performance of the smallest 2,000 companies in the Russell 3000® Index (see definition below.)

The Russell 2000® Growth Index is a small-cap market index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 2000® Value Index is a small-cap market index which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.

The Russell 3000® Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents 98% of the investable U.S. equity market.

The Russell Midcap® Growth Index is a mid-cap market index which measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values.

The S&P 500 Index is a large-cap market index which measures the performance of a representative sample of 500 leading companies in leading industries in the U.S.

Conservative Allocation Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
INVESTMENT COMPANIES - 99.87%		
	Bond Funds - 72.47%	
1,699,579	Madison Mosaic Institutional Bond Fund (R)	$ 18,576,394
4,652,385	MEMBERS Bond Fund, Class Y (R)	48,012,618
3,577,923	MEMBERS High Income Fund, Class Y (R)	23,936,302
1,904,407	PIMCO Investment Grade Corporate Bond Fund	21,424,576
1,993,728	PIMCO Total Return Fund	22,449,373
986,956	Templeton Global Bond Fund	12,711,989
		147,111,252
	Foreign Stock Funds - 4.31%	
994,315	MEMBERS International Stock Fund, Class Y (R)	8,749,975
	Money Market Funds - 0.72%	
1,460,515	SSgA Prime Money Market Fund	1,460,515

Shares		Value (Note 2)
	Stock Funds - 22.37%	
234,820	Calamos Growth and Income Fund	$ 6,159,333
442,111	Madison Mosaic Disciplined Equity Fund (R)	4,743,850
585,893	MEMBERS Equity Income Fund, Class Y (R)	5,425,371
1,130,033	MEMBERS Large Cap Growth Fund, Class Y (R)	14,792,131
1,401,878	MEMBERS Large Cap Value Fund, Class Y (R)	14,299,156
		45,419,841
	Total Investment Companies - 99.87%	
	(Cost $203,237,993**)	202,741,583

NET OTHER ASSETS AND LIABILITIES - 0.13%	267,730
TOTAL NET ASSETS - 100.00%	$203,009,313

** Aggregate cost for Federal tax purposes was $206,117,734.

(R) Affiliated Company (see Note 11).

See accompanying Notes to Financial Statements.

Moderate Allocation Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
	INVESTMENT COMPANIES - 100.01%	
	Bond Funds - 45.68%	
1,590,343	Madison Mosaic Institutional Bond Fund (R)	$ 17,382,454
4,572,597	MEMBERS Bond Fund, Class Y (R)	47,189,201
4,740,125	MEMBERS High Income Fund, Class Y (R)	31,711,437
1,824,451	PIMCO Investment Grade Corporate Bond Fund	20,525,072
1,948,925	PIMCO Total Return Fund	21,944,893
1,444,647	Templeton Global Bond Fund	18,607,056
		157,360,113
	Foreign Stock Funds - 10.10%	
579,711	Matthews Asian Growth and Income Fund	9,171,034
2,909,545	MEMBERS International Stock Fund, Class Y (R)	25,603,999
		34,775,033
	Money Market Funds - 0.66%	
2,272,635	SSgA Prime Money Market Fund	2,272,635

Shares		Value (Note 2)
	Stock Funds - 43.57%	
770,093	Calamos Growth and Income Fund	$ 20,199,543
2,353,033	Madison Mosaic Disciplined Equity Fund (R)	25,248,045
1,357,246	MEMBERS Equity Income Fund, Class Y (R)	12,568,101
2,563,246	MEMBERS Large Cap Growth Fund, Class Y (R)	33,552,885
3,225,856	MEMBERS Large Cap Value Fund, Class Y (R)	32,903,728
1,925,389	MEMBERS Mid Cap Fund, Class Y (R)	10,108,290
1,369,524	MEMBERS Small Cap Fund, Class Y (R)	12,051,813
92,400	T Rowe Price New Era Fund	3,465,939
		150,098,344
	Total Investment Companies - 100.01%	
	(Cost $357,019,583**)	344,506,125
	NET OTHER ASSETS AND LIABILITIES - (0.01)%	(24,190)
	TOTAL NET ASSETS - 100.00%	$344,481,935

** Aggregate cost for Federal tax purposes was $363,501,943.

(R) Affiliated Company (see Note 11).

Aggressive Allocation Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
INVESTMENT COMPANIES - 100.15%		
	Bond Funds - 13.91%	
384,393	MEMBERS Bond Fund,Class Y (R)	$ 3,966,936
1,016,757	MEMBERS High Income Fund,Class Y (R)	6,802,104
211,768	PIMCO Investment Grade Corporate Bond Fund	2,382,392
214,409	Templeton Global Bond Fund	2,761,589
		15,913,021
	Foreign Stock Funds - 13.95%	
291,293	Matthews Asian Growth and Income Fund	4,608,259
1,290,111	MEMBERS International Stock Fund,Class Y (R)	11,352,976
		15,961,235
	Money Market Funds - 0.73%	
832,910	SSgA Prime Money Market Fund	832,910
	Stock Funds - 71.56%	
177,886	Calamos Growth and Income Fund	4,665,939
314,490	Fairholme Fund	9,529,060
532,074	Hussman Strategic Growth Fund	7,156,400
1,178,708	Madison Mosaic Disciplined Equity Fund (R)	$ 12,647,541
427,396	MEMBERS Equity Income Fund,Class Y (R)	3,957,690
1,008,496	MEMBERS Large Cap Growth Fund,Class Y (R)	13,201,218
1,263,382	MEMBERS Large Cap Value Fund,Class Y (R)	12,886,494
1,344,249	MEMBERS Mid Cap Fund,Class Y (R)	7,057,306
656,636	MEMBERS Small Cap Fund,Class Y (R)	5,778,393
133,076	T Rowe Price New Era Fund	4,991,670
		81,871,711
	Total Investment Companies - 100.15% (Cost $118,125,133**)	114,578,877
NET OTHER ASSETS AND LIABILITIES - (0.15)%		(170,496)
TOTAL NET ASSETS - 100.00%		$114,408,381

** Aggregate cost for Federal tax purposes was $121,285,230.

(R) Affiliated Company (see Note 11).

See accompanying Notes to Financial Statements.

Money Market Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 83.85%		
	Fannie Mae - 19.96% (A)	
$2,000,000	0.150%, due 07/06/10	$ 1,999,958
2,000,000	0.170%, due 07/07/10	1,999,943
3,000,000	0.175%, due 07/14/10	2,999,811
3,250,000	0.190%, due 08/11/10	3,249,397
837,000	0.120%, due 08/18/10	836,866
2,500,000	0.195%, due 08/25/10	2,499,255
1,250,000	0.130%, due 09/15/10	1,249,657
1,500,000	0.150%, due 09/22/10	1,499,481
		16,334,368
	Federal Home Loan Bank - 29.32% (A)	
3,000,000	0.190%, due 07/02/10	2,999,985
1,500,000	0.160%, due 07/12/10	1,499,927
2,000,000	0.130%, due 07/21/10	1,999,856
2,000,000	0.185%, due 07/30/10	1,999,702
2,250,000	0.100%, due 08/04/10	2,249,787
2,000,000	0.140%, due 08/05/10	1,999,728
1,000,000	0.195%, due 08/18/10	999,740
2,500,000	0.190%, due 08/20/10	2,499,340
3,000,000	0.140%, due 09/02/10	2,999,317
3,500,000	0.120%, due 09/07/10	3,499,207
1,250,000	0.090%, due 09/09/10	1,249,781
		23,996,370
	Freddie Mac - 27.24% (A)	
3,000,000	0.175%, due 07/12/10	2,999,840
1,400,000	0.100%, due 07/16/10	1,399,942
2,500,000	0.140%, due 07/26/10	2,499,757
2,000,000	0.090%, due 08/02/10	1,999,840
1,000,000	0.180%, due 08/09/10	999,805
2,500,000	0.180%, due 08/10/10	2,499,500
2,500,000	0.180%, due 08/17/10	2,499,412
1,400,000	0.190%, due 08/23/10	1,399,608
2,500,000	0.185%, due 08/30/10	2,499,311
3,500,000	0.145%, due 09/13/10	3,498,957
		22,295,972

Par Value		Value (Note 2)
	U.S. Treasury Bills - 7.33% (A)	
$3,000,000	0.150%, due 07/29/10	$ 2,999,651
3,000,000	0.105%, due 08/26/10	2,999,512
		5,999,163
	Total U.S. Government and Agency Obligations (Cost $68,625,873)	68,625,873
SHORT-TERM INVESTMENTS - 11.61%		
	Consumer Staples - 4.28%	
3,500,000	Coca-Cola Co.	3,499,396
	Industrials - 3.67%	
3,000,000	General Electric Co.	2,999,874
	Transportation - 3.66%	
3,000,000	United Parcel Service, Inc.	2,999,778
	Total Short-Term Investments (Cost $9,499,048)	9,499,048
Shares		
INVESTMENT COMPANY - 4.16%		
3,406,907	SSgA U.S. Treasury Money Market Fund	3,406,907
	Total Investment Company (Cost $3,406,907)	3,406,907
TOTAL INVESTMENTS - 99.62% (Cost $81,531,828**)		81,531,828
NET OTHER ASSETS AND LIABILITIES - 0.38%		307,322
TOTAL NET ASSETS - 100.00%		$ 81,839,150

** Aggregate cost for Federal tax purposes was $81,531,828.

(A) Rate noted represents annualized yield at time of purchase.

See accompanying Notes to Financial Statements.

Bond Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
ASSET BACKED - 1.53%		
$ 652,045	ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (M), 8.550%, due 09/21/30	$ 641,305
3,820,000	Chase Issuance Trust, Series, 2007-A17, Class A, 5.120%, due 10/15/14	4,149,398
3,500,000	New Century Home Equity Loan Trust, Series 2003-5, Class AI5 (G), 5.500%, due 11/25/33	3,465,126
1,522,578	Renaissance Home Equity Loan Trust, Series 2005-4, Class M9 (M), 7.000%, due 02/25/36	6,159
	Total Asset Backed (Cost $9,392,549)	8,261,988
CORPORATE NOTES AND BONDS - 27.14%		
	Consumer Discretionary - 1.62%	
2,500,000	American Association of Retired Persons (C)(T), 7.500%, due 05/01/31	2,989,698
1,140,000	DR Horton, Inc., 5.250%, due 02/15/15	1,085,850
4,400,000	ERAC USA Finance LLC (C)(T), 6.700%, due 06/01/34	4,690,083
		8,765,631
	Consumer Staples - 1.35%	
1,165,000	PepsiCo, Inc./NC, 4.650%, due 02/15/13	1,265,600
2,870,000	WM Wrigley Jr. Co., 4.300%, due 07/15/10	2,870,000
3,170,000	WM Wrigley Jr. Co. (C)(T), 3.050%, due 06/28/13	3,187,302
		7,322,902
	Energy - 1.63%	
2,460,000	Hess Corp., 7.875%, due 10/01/29	3,027,057
1,400,000	Transocean, Inc. 6.000%, due 03/15/18	1,288,493
2,310,000	Transocean, Inc., 7.500%, due 04/15/31	2,136,577
2,275,000	Valero Energy Corp., 7.500%, due 04/15/32	2,385,121
		8,837,248
	Financials - 6.06%	
2,500,000	American General Finance Corp., Series H, 4.625%, due 09/01/10	2,493,750
2,885,000	American General Finance Corp., 5.850%, due 06/01/13	2,538,800
1,165,000	Bank of America Corp., 5.750%, due 12/01/17	1,208,199
2,200,000	Bear Stearns Cos. LLC/The, 7.250%, due 02/01/18	2,568,940
2,750,000	Goldman Sachs Group, Inc./The, 5.700%, due 09/01/12	2,903,708
2,725,000	HCP, Inc., 6.700%, due 01/30/18	2,872,902
3,135,000	Lehman Brothers Holdings, Inc. (E), 5.750%, due 01/03/17	1,568
2,740,000	Merrill Lynch & Co., Inc., 6.150%, due 04/25/13	2,929,444
1,060,000	Simon Property Group L.P., 5.875%, due 03/01/17	1,146,035

Par Value		Value (Note 2)
$2,700,000	SLM Corp., 5.125%, due 08/27/12	$ 2,659,808
1,250,000	Swiss Re Solutions Holding Corp., 7.000%, due 02/15/26	1,318,221
1,680,000	Swiss Re Solutions Holding Corp., 7.750%, due 06/15/30	1,866,735
750,000	UBS AG/Stamford CT, 5.750%, due 04/25/18	773,742
2,000,000	US Bank NA/Cincinnati, OH, 6.300%, due 02/04/14	2,267,440
2,735,000	Wells Fargo & Co., 5.250%, due 10/23/12	2,926,896
2,065,000	Western Union Co./The, 5.930%, due 10/01/16	2,317,170
		32,793,358
	Food & Drug Retailers - 0.20%	
1,055,000	New Albertson's, Inc., 7.500%, due 02/15/11	1,073,462
	Health Care - 3.69%	
2,600,000	Eli Lilly & Co., 6.570%, due 01/01/16	3,089,143
1,740,000	Genentech, Inc., 5.250%, due 07/15/35	1,824,672
3,450,000	Medco Health Solutions, Inc., 7.250%, due 08/15/13	3,980,041
3,960,000	Merck & Co., Inc., 5.750%, due 11/15/36	4,454,897
3,500,000	Quest Diagnostics, Inc./DE, 5.450%, due 11/01/15	3,848,929
2,370,000	Wyeth, 6.500%, due 02/01/34	2,792,888
		19,990,570
	Industrials - 3.41%	
760,000	Boeing Co./The, 8.625%, due 11/15/31	1,088,221
1,380,000	Boeing Co./The, 6.875%, due 10/15/43	1,712,913
2,925,000	Burlington Northern Santa Fe LLC, 8.125%, due 04/15/20	3,747,768
585,000	EI du Pont de Nemours & Co., 5.000%, due 01/15/13	634,918
3,200,000	General Electric Co., 5.000%, due 02/01/13	3,431,536
1,450,000	Lockheed Martin Corp., 7.650%, due 05/01/16	1,829,184
1,268,000	Norfolk Southern Corp., 5.590%, due 05/17/25	1,358,464
1,400,000	Norfolk Southern Corp., 7.050%, due 05/01/37	1,728,854
3,148	Southwest Airlines Co. 1994-A Pass Through Trust, Series A3, 8.700%, due 07/01/11	3,247
2,465,000	Waste Management, Inc., 7.125%, due 12/15/17	2,920,507
		18,455,612
	Information Technology - 1.03%	
2,400,000	Cisco Systems, Inc., 5.500%, due 02/22/16	2,764,783
2,640,000	Xerox Corp., 6.875%, due 08/15/11	2,790,182
		5,554,965

Bond Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
CORPORATE NOTES AND BONDS (continued)		
	Materials - 0.99%	
$2,250,000	Westvaco Corp., 8.200%, due 01/15/30	$ 2,374,117
3,000,000	Weyerhaeuser Co., 7.375%, due 03/15/32	2,963,727
		5,337,844
	Telecommunication Services - 2.22%	
3,080,000	Comcast Cable Communications Holdings, Inc., 9.455%, due 11/15/22	4,248,734
4,225,000	New Cingular Wireless Services Inc., 7.875%, due 03/01/11	4,417,930
3,000,000	Rogers Communications, Inc. (D), 6.250%, due 06/15/13	3,340,761
		12,007,425
	Utilities - 4.94%	
2,000,000	Iberdrola USA, Inc., 8.050%, due 11/15/10	2,036,346
3,445,000	Indianapolis Power & Light Co. (C), 6.050%, due 10/01/36	3,674,248
2,925,000	Interstate Power & Light Co., 6.250%, due 07/15/39	3,375,666
2,400,000	Progress Energy, Inc., 7.750%, due 03/01/31	3,039,096
3,250,000	Sierra Pacific Power Co., Series M, 6.000%, due 05/15/16	3,641,202
3,500,000	Southern Power Co., Series B, 6.250%, due 07/15/12	3,810,454
2,165,000	Southwestern Electric Power Co., Series E, 5.550%, due 01/15/17	2,317,145
1,165,000	Virginia Electric and Power Co., 5.100%, due 11/30/12	1,264,321
3,000,000	Wisconsin Electric Power Co., 6.500%, due 06/01/28	3,542,229
		26,700,707
	Total Corporate Notes and Bonds (Cost $141,783,341)	146,839,724
MORTGAGE BACKED - 23.72%		
	Fannie Mae - 20.04%	
1,478,950	4.000%, due 04/01/15 Pool # 255719	1,523,912
2,006,096	5.500%, due 04/01/16 Pool # 745444	2,144,821
120,602	6.000%, due 05/01/16 Pool # 582558	131,239
445,176	5.500%, due 09/01/17 Pool # 657335	482,494
686,781	5.500%, due 02/01/18 Pool # 673194	744,352
2,604,824	5.000%, due 05/01/20 Pool # 813965	2,797,540
2,360,152	4.500%, due 09/01/20 Pool # 835465	2,514,185
298,868	6.000%, due 05/01/21 Pool # 253847	329,200
134,559	7.000%, due 12/01/29 Pool # 762813	151,692
139,112	7.000%, due 11/01/31 Pool # 607515	157,573
285,041	6.500%, due 03/01/32 Pool # 631377	318,239
5,140	7.000%, due 04/01/32 Pool # 641518	5,813
$ 288,559	7.000%, due 05/01/32 Pool # 644591	$ 326,855
2,236,491	6.500%, due 06/01/32 Pool # 545691	2,496,973
3,246,452	5.500%, due 04/01/33 Pool # 690206	3,501,299
4,435,026	5.000%, due 10/01/33 Pool # 254903	4,716,557
4,006,200	5.500%, due 11/01/33 Pool # 555880	4,320,686
93,799	5.000%, due 05/01/34 Pool # 782214	99,680
1,130,135	5.000%, due 06/01/34 Pool # 778891	1,200,992
4,610,451	5.500%, due 06/01/34 Pool # 780384	4,965,168
83,377	7.000%, due 07/01/34 Pool # 792636	93,804
490,124	5.500%, due 08/01/34 Pool # 793647	527,833
2,128,193	5.500%, due 03/01/35 Pool # 810075	2,289,936
2,350,610	5.500%, due 03/01/35 Pool # 815976	2,529,256
2,620,964	5.500%, due 07/01/35 Pool # 825283	2,820,158
3,622,046	5.000%, due 08/01/35 Pool # 829670	3,844,614
1,183,185	5.500%, due 08/01/35 Pool # 826872	1,273,107
2,779,582	5.000%, due 09/01/35 Pool # 820347	2,954,092
2,789,027	5.000%, due 09/01/35 Pool # 835699	2,964,935
4,635,761	5.000%, due 10/01/35 Pool # 797669	4,920,620
584,319	5.500%, due 10/01/35 Pool # 836912	628,728
3,331,739	5.000%, due 11/01/35 Pool # 844809	3,536,468
3,217,380	5.000%, due 12/01/35 Pool # 850561	3,415,081
1,207,504	5.500%, due 02/01/36 Pool # 851330	1,299,274
1,205,512	5.500%, due 10/01/36 Pool # 896340	1,296,001
5,438,887	5.500%, due 10/01/36 Pool # 901723	5,847,143
2,671,904	6.500%, due 10/01/36 Pool # 894118	2,934,669
3,749,307	6.000%, due 11/01/36 Pool # 902510	4,118,782
3,432,950	5.500%, due 02/01/37 Pool # 905140	3,690,636
3,038,393	5.500%, due 05/01/37 Pool # 899323	3,265,817
2,078,381	5.500%, due 05/01/37 Pool # 928292	2,233,948
3,673,173	6.000%, due 10/01/37 Pool # 947563	3,990,787
4,695,632	5.500%, due 07/01/38 Pool # 986973	5,047,100
4,807,223	5.000%, due 08/01/38 Pool # 988934	5,094,085
4,431,576	6.500%, due 08/01/38 Pool # 987711	4,859,527
		108,405,671
	Freddie Mac - 3.59%	
2,101,420	5.000%, due 05/01/18 Pool # E96322	2,258,205
84,137	8.000%, due 06/01/30 Pool # C01005	97,006
318,348	7.000%, due 03/01/31 Pool # C48129	362,111
3,244,810	5.000%, due 07/01/33 Pool # A11325	3,449,267
482,769	6.000%, due 10/01/34 Pool # A28439	529,869
438,427	6.000%, due 10/01/34 Pool # A28598	481,201
4,824,773	5.500%, due 11/01/34 Pool # A28282	5,204,272
445,615	5.000%, due 04/01/35 Pool # A32314	472,580
1,113,279	5.000%, due 04/01/35 Pool # A32315	1,180,643
1,224,316	5.000%, due 04/01/35 Pool # A32316	1,298,400
331,907	5.000%, due 04/01/35 Pool # A32509	351,991
3,549,247	5.000%, due 01/01/37 Pool # A56371	3,760,686
		19,446,231

See accompanying Notes to Financial Statements.

Bond Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
MORTGAGE BACKED (continued)		
	Ginnie Mae - 0.09%	
$ 58,267	8.000%, due 10/20/15 Pool # 002995	$ 63,131
196,438	6.500%, due 02/20/29 Pool # 002714	222,610
157,749	6.500%, due 04/20/31 Pool # 003068	176,677
		462,418
	Total Mortgage Backed (Cost $118,456,998)	128,314,320
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 43.40%		
	Fannie Mae - 1.29%	
2,400,000	5.250%, due 08/01/12	2,590,272
3,905,000	4.625%, due 10/15/14	4,356,250
		6,946,522
	Federal Farm Credit Bank - 0.88%	
4,000,000	5.875%, due 10/03/16	4,776,176
	Freddie Mac - 1.64%	
2,500,000	4.875%, due 11/15/13	2,794,190
5,500,000	4.500%, due 01/15/14	6,078,243
		8,872,433
	U.S. Treasury Bonds - 2.69%	
7,350,000	6.625%, due 02/15/27	10,117,731
4,000,000	4.500%, due 05/15/38	4,411,876
		14,529,607
	U.S. Treasury Notes - 36.90%	
13,000,000	4.500%, due 11/15/10	13,206,674
5,000,000	0.875%, due 01/31/11	5,017,970
12,050,000	0.875%, due 02/28/11	12,096,597
1,485,000	4.750%, due 03/31/11	1,534,191
5,000,000	1.000%, due 07/31/11	5,031,250
23,100,000	4.625%, due 12/31/11	24,540,146
11,400,000	1.375%, due 02/15/12	11,555,861
6,425,000	4.625%, due 02/29/12	6,862,202
2,625,000	1.375%, due 05/15/12	2,663,556
6,000,000	4.875%, due 06/30/12	6,515,154
4,000,000	3.625%, due 05/15/13	4,308,752
2,710,000	3.125%, due 08/31/13	2,884,456

Par Value		Value (Note 2)
$9,500,000	4.000%, due 02/15/14	$ 10,416,598
10,000,000	1.875%, due 02/28/14	10,190,620
11,200,000	4.250%, due 08/15/14	12,448,621
3,600,000	2.375%, due 09/30/14	3,718,408
20,000,000	2.625%, due 12/31/14	20,831,240
1,750,000	2.500%, due 03/31/15	1,813,437
8,900,000	4.250%, due 08/15/15	9,952,007
9,100,000	4.250%, due 11/15/17	10,222,567
19,750,000	2.750%, due 02/15/19	19,675,937
4,000,000	3.375%, due 11/15/19	4,142,812
		199,629,056
	Total U.S. Government and Agency Obligations (Cost $222,912,212)	234,753,794
Shares		
INVESTMENT COMPANY - 3.38%		
18,269,647	SSgA Prime Money Market Fund	18,269,647
	Total Investment Company (Cost $18,269,647)	18,269,647
TOTAL INVESTMENTS - 99.17% (Cost $510,814,747**)		536,439,473
NET OTHER ASSETS AND LIABILITIES - 0.83%		4,503,036
TOTAL NET ASSETS - 100.00%		$540,942,509

** Aggregate cost for Federal tax purposes was $510,818,895.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(D) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 0.62% of total net assets.

(E) In default. Issuer is bankrupt.

(G) Floating rate or variable rate note. Rate shown is as of June 30, 2010.

(M) Stated interest rate is contingent upon sufficient collateral market value. If collateral market value falls below a stated level, the issuer will either initiate a clean-up call or increase the stated interest rate.

(T) Illiquid security.

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
	CORPORATE NOTES AND BONDS - 94.67%	
	Consumer Discretionary - 30.37%	
	Auto Components - 2.30%	
$ 500,000	American Axle & Manufacturing Holdings, Inc. (C), 9.250%, due 01/15/17	$ 515,000
250,000	American Axle & Manufacturing Inc., 7.875%, due 03/01/17	216,875
250,000	ArvinMeritor, Inc. (P), 4.625%, due 03/01/26	223,438
500,000	Goodyear Tire & Rubber Co./The, 10.500%, due 05/15/16	543,750
250,000	Lear Corp., 7.875%, due 03/15/18	250,625
350,000	Tenneco, Inc., 8.125%, due 11/15/15	351,750
	Hotels, Restaurants & Leisure - 6.47%	
500,000	Ameristar Casinos, Inc., 9.250%, due 06/01/14	523,750
350,000	Boyd Gaming Corp., 6.750%, due 04/15/14	306,250
544,000	Global Cash Access, Inc./Global Cash Finance Corp., 8.750%, due 03/15/12	544,680
550,000	Isle of Capri Casinos, Inc., 7.000%, due 03/01/14	495,000
500,000	MCE Finance, Ltd. (C)(D), 10.250%, due 05/15/18	519,375
750,000	MGM Resorts International, 8.375%, due 02/01/11	757,500
500,000	MGM Resorts International, 6.750%, due 09/01/12	465,000
250,000	MGM Resorts International, 6.750%, due 04/01/13	223,125
300,000	Penn National Gaming, Inc., 6.750%, due 03/01/15	299,250
250,000	Penn National Gaming, Inc., 8.750%, due 08/15/19	256,875
500,000	Pinnacle Entertainment, Inc. (C), 8.625%, due 08/01/17	515,000
300,000	Pinnacle Entertainment, Inc. (C), 8.750%, due 05/15/20	277,875
750,000	Scientific Games International, Inc. (C), 7.875%, due 06/15/16	735,000
	Household Durables - 1.33%	
250,000	ACCO Brands Corp., 10.625%, due 03/15/15	271,250
500,000	ACCO Brands Corp., 7.625%, due 08/15/15	460,000
500,000	Jarden Corp., 7.500%, due 05/01/17	490,000
	Leisure Equipment & Products - 0.28%	
250,000	Easton-Bell Sports, Inc. (C), 9.750%, due 12/01/16	258,750
	Media - 14.09%	
500,000	Allbritton Communications Co. (C), 8.000%, due 05/15/18	495,000
500,000	Belo Corp., 8.000%, due 11/15/16	513,750

Par Value		Value (Note 2)
$ 250,000	Cablevision Systems Corp., 7.750%, due 04/15/18	$ 250,000
250,000	Cablevision Systems Corp., 8.000%, due 04/15/20	253,125
1,000,000	CCO Holdings LLC/CCO Holdings Capital Corp. (C), 8.125%, due 04/30/20	1,022,500
500,000	Cenveo Corp., 8.875%, due 02/01/18	480,000
500,000	Gray Television, Inc. (C), 10.500%, due 06/29/15	485,000
1,000,000	Hughes Network Systems LLC/HNS Finance Corp., 9.500%, due 04/15/14	1,012,500
500,000	Intelsat Jackson Holdings S.A. (D), 11.250%, due 06/15/16	532,500
1,250,000	Intelsat Luxembourg S.A. (D), 11.250%, due 02/04/17	1,265,625
250,000	Interpublic Group of Cos., Inc./The (P), 4.250%, due 03/15/23	250,312
250,000	Lamar Media Corp., 6.625%, due 08/15/15	239,375
500,000	Lamar Media Corp., Series C, 6.625%, due 08/15/15	473,750
500,000	Liberty Media LLC (P), 3.125%, due 03/30/23	523,125
500,000	LIN Television Corp., 6.500%, due 05/15/13	487,500
500,000	Mediacom Broadband LLC/Mediacom Broadband Corp., 8.500%, due 10/15/15	477,500
450,000	Mediacom LLC/Mediacom Capital Corp., 9.125%, due 08/15/19	434,250
500,000	Reader's Digest Association, Inc./The (C)(G), 9.500%, due 02/15/17	498,750
250,000	Sirius XM Radio, Inc. (P), 3.250%, due 10/15/11	240,312
100,000	Telesat Canada/Telesat LLC, 11.000%, due 11/01/15	108,000
500,000	Viasat, Inc., 8.875%, due 09/15/16	508,750
850,000	Virgin Media Finance PLC (D), 9.125%, due 08/15/16	879,750
750,000	Visant Holding Corp., 8.750%, due 12/01/13	757,500
250,000	WMG Acquisition Corp., 7.375%, due 04/15/14	238,125
500,000	XM Satellite Radio, Inc. (C)(P), 7.000%, due 12/01/14	473,750
	Specialty Retail - 4.94%	
900,000	Leslie's Poolmart, 7.750%, due 02/01/13	902,250
250,000	Ltd. Brands, Inc., 6.900%, due 07/15/17	250,625
1,500,000	Michaels Stores, Inc., 11.375%, due 11/01/16	1,560,000
350,000	NBTY, Inc., 7.125%, due 10/01/15	348,250
750,000	Penske Auto Group, Inc., 7.750%, due 12/15/16	705,000
750,000	Yankee Acquisition Corp./MA, Series B, 8.500%, due 02/15/15	758,438

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
	CORPORATE NOTES AND BONDS (continued)	
	Consumer Discretionary (continued)	
	Textile, Apparel & Luxury Goods - 0.96%	
$ 400,000	Iconix Brand Group, Inc. (P), 1.875%, due 06/30/12	$ 372,000
500,000	Phillips-Van Heusen Corp., 7.375%, due 05/15/20	504,375
		27,801,805
	Consumer Staples - 4.37%	
500,000	Central Garden and Pet Co., 8.250%, due 03/01/18	495,625
200,000	Dole Food Co., Inc. (C), 8.000%, due 10/01/16	200,500
750,000	Ingles Markets, Inc., 8.875%, due 05/15/17	763,125
500,000	Pinnacle Foods Finance LLC/Pinnacle Foods Finance Corp. (C), 9.250%, due 04/01/15	510,000
250,000	Sealy Mattress Co., 8.250%, due 06/15/14	250,625
500,000	Spectrum Brands Holdings, Inc. (C), 9.500%, due 06/15/18	515,625
250,000	Stater Brothers Holdings, 8.125%, due 06/15/12	250,000
500,000	Stater Brothers Holdings, 7.750%, due 04/15/15	498,750
500,000	Tops Markets LLC (C), 10.125%, due 10/15/15	515,000
		3,999,250
	Energy - 6.92%	
500,000	Chesapeake Energy Corp., 6.250%, due 01/15/18	505,000
750,000	Complete Production Services, Inc., 8.000%, due 12/15/16	733,125
250,000	Continental Resources, Inc./OK, 8.250%, due 10/01/19	261,250
1,000,000	EXCO Resources, Inc., 7.250%, due 01/15/11	997,500
500,000	Ferrellgas Partners L.P./Ferrellgas Partners Finance Corp., 8.625%, due 06/15/20	500,000
150,000	Helix Energy Solutions Group, Inc. (C), 9.500%, due 01/15/16	138,000
500,000	Helix Energy Solutions Group, Inc. (P), 3.250%, due 12/15/25	432,500
750,000	Key Energy Services, Inc., 8.375%, due 12/01/14	745,313
250,000	Mariner Energy, Inc., 8.000%, due 05/15/17	273,125
1,000,000	MarkWest Energy Partners L.P./MarkWest Energy Finance Corp., Series B, 8.750%, due 04/15/18	1,010,000
250,000	Petroplus Finance, Ltd. (C)(D), 7.000%, due 05/01/17	203,750
500,000	Plains Exploration & Production Co., 10.000%, due 03/01/16	535,000
		6,334,563

Par Value		Value (Note 2)
	Financials - 2.12%	
$ 600,000	CIT Group, Inc., 7.000%, due 05/01/16	$ 547,500
1,000,000	Nuveen Investments, Inc., 10.500%, due 11/15/15	870,000
500,000	Trans Union LLC/TransUnion Financing Corp. (C), 11.375%, due 06/15/18	526,250
		1,943,750
	Health Care - 5.90%	
250,000	Biomet, Inc., 10.000%, due 10/15/17	268,750
750,000	Biomet, Inc., 11.625%, due 10/15/17	811,875
250,000	Capella Healthcare, Inc. (C), 9.250%, due 07/01/17	252,500
250,000	HCA, Inc., 5.750%, due 03/15/14	232,500
950,000	HCA, Inc., 9.250%, due 11/15/16	1,007,000
500,000	Hologic, Inc. (P), 2.000%, due 12/15/37	425,625
500,000	IASIS Healthcare LLC/IASIS Capital Corp., 8.750%, due 06/15/14	497,500
550,000	Omnicare, Inc., Series OCR (P), 3.250%, due 12/15/35	455,125
500,000	Stewart Enterprises, Inc.(T), 6.250%, due 02/15/13	491,250
1,000,000	Vanguard Health Holding Co. II LLC/Vanguard Holding Co. II, Inc., 8.000%, due 02/01/18	960,000
		5,402,125
	Industrials - 19.97%	
250,000	Affinion Group, Inc., 10.125%, due 10/15/13	256,250
750,000	Affinion Group, Inc., 11.500%, due 10/15/15	787,500
1,750,000	ARAMARK Corp., 8.500%, due 02/01/15	1,767,500
500,000	Avis Budget Car Rental LLC/Avis Budget Finance, Inc., 7.625%, due 05/15/14	481,250
750,000	Baldor Electric Co., 8.625%, due 02/15/17	776,250
500,000	Bristow Group, Inc., 6.125%, due 06/15/13	492,500
750,000	Bristow Group, Inc., 7.500%, due 09/15/17	716,250
1,000,000	Casella Waste Systems, Inc., 9.750%, due 02/01/13	1,000,000
200,000	Covanta Holding Corp. (P), 1.000%, due 02/01/27	185,500
1,000,000	FTI Consulting, Inc., 7.750%, due 10/01/16	1,010,000
255,000	Gulfmark Offshore, Inc., 7.750%, due 07/15/14	242,250
500,000	Hertz Corp./The, 8.875%, due 01/01/14	506,250
200,000	Hertz Corp./The, 10.500%, due 01/01/16	207,500
500,000	Iron Mountain, Inc., 7.750%, due 01/15/15	503,750
500,000	KAR Auction Services, Inc., 8.750%, due 05/01/14	502,500
500,000	Mac-Gray Corp., 7.625%, due 08/15/15	481,250
500,000	Moog, Inc., 7.250%, due 06/15/18	490,000
500,000	RBS Global, Inc./Rexnord LLC (C), 8.500%, due 05/01/18	485,000

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
	CORPORATE NOTES AND BONDS (continued)	
	Industrials (continued)	
$ 900,000	RSC Equipment Rental, Inc., 9.500%, due 12/01/14	$ 894,375
750,000	ServiceMaster Co./The, PIK (C), 10.750%, due 07/15/15	776,250
500,000	Standard Pacific Corp., 8.375%, due 05/15/18	475,000
650,000	Terex Corp., 8.000%, due 11/15/17	601,250
1,000,000	Trinity Industries, Inc. (P), 3.875%, due 06/01/36	767,500
550,000	United Rentals North America, Inc., 7.750%, due 11/15/13	534,875
250,000	United Rentals North America, Inc., 10.875%, due 06/15/16	268,125
500,000	USG Corp., 9.500%, due 01/15/18	495,000
500,000	Waste Services, Inc., 9.500%, due 04/15/14	512,500
1,000,000	WCA Waste Corp.(T), 9.250%, due 06/15/14	998,750
600,000	West Corp./Old, 9.500%, due 10/15/14	603,000
450,000	West Corp./Old, 11.000%, due 10/15/16	457,875
		18,276,000
	Information Technology - 7.73%	
500,000	ADC Telecommunications, Inc. (G)(P), 1.121%, due 06/15/13	438,750
1,000,000	Advanced Micro Devices, Inc. (P), 6.000%, due 05/01/15	950,000
250,000	Advanced Micro Devices, Inc. (C), 8.125%, due 12/15/17	248,750
1,000,000	Alcatel-Lucent USA, Inc. (P), 2.875%, due 06/15/25	842,500
600,000	Sanmina-SCI Corp., 8.125%, due 03/01/16	591,000
500,000	SAVVIS, Inc. (P), 3.000%, due 05/15/12	470,000
1,500,000	Sungard Data Systems, Inc., 9.125%, due 08/15/13	1,524,375
750,000	Sungard Data Systems, Inc., 10.625%, due 05/15/15	801,562
750,000	Syniverse Technologies, Inc., Series B (T), 7.750%, due 08/15/13	731,250
500,000	Telcordia Technologies, Inc. (C), 11.000%, due 05/01/18	475,000
		7,073,187
	Materials - 4.47%	
500,000	AK Steel Corp., 7.625%, due 05/15/20	485,000
250,000	Cascades, Inc. (D), 7.875%, due 01/15/20	248,750
500,000	Ferro Corp. (P), 6.500%, due 08/15/13	481,875
350,000	Graphic Packaging International, Inc., 9.500%, due 06/15/17	365,750

Par Value		Value (Note 2)
$ 300,000	Hexion U.S. Finance Corp./Hexion Nova Scotia Finance ULC, 8.875%, due 02/01/18	$ 270,750
600,000	Huntsman International LLC, 7.875%, due 11/15/14	579,000
500,000	Huntsman International LLC (C), 5.500%, due 06/30/16	437,500
1,000,000	Reynolds Group Issuer, Inc./Reynolds Group Issuer LLC (C), 7.750%, due 10/15/16	977,500
250,000	Reynolds Group Issuer, Inc./Reynolds Group Issuer LLC (C), 8.500%, due 05/15/18	245,312
		4,091,437
	Telecommunication Services - 8.82%	
1,000,000	Angel Lux Common S.A. (C)(D)(T), 8.875%, due 05/01/16	1,027,500
850,000	Level 3 Communications, Inc. (P), 3.500%, due 06/15/12	775,625
500,000	PAETEC Holding Corp. (C), 8.875%, due 06/30/17	500,000
500,000	Qwest Communications International, Inc., 7.500%, due 02/15/14	501,250
500,000	Qwest Communications International, Inc., Series B, 7.500%, due 02/15/14	501,250
650,000	SBA Communications Corp. (P), 1.875%, due 05/01/13	653,250
1,000,000	Sprint Nextel Corp., 8.375%, due 08/15/17	1,000,000
500,000	tw telecom holdings, Inc. (C), 8.000%, due 03/01/18	510,000
1,250,000	Wind Acquisition Finance S.A. (C)(D), 11.750%, due 07/15/17	1,281,250
600,000	Windstream Corp., 8.625%, due 08/01/16	604,500
500,000	Windstream Corp., 7.875%, due 11/01/17	488,125
250,000	Windstream Corp., 7.000%, due 03/15/19	230,625
		8,073,375
	Utilities - 4.00%	
500,000	AES Corp./The, 8.000%, due 06/01/20	502,500
210,000	Calpine Corp. (C), 7.250%, due 10/15/17	201,600
750,000	Mirant Americas Generation LLC, 8.300%, due 05/01/11	765,000
750,000	Mirant Americas Generation LLC, 8.500%, due 10/01/21	697,500
250,000	Mirant North America LLC, 7.375%, due 12/31/13	255,625
750,000	NRG Energy, Inc., 7.375%, due 02/01/16	746,250
500,000	RRI Energy, Inc., 7.625%, due 06/15/14	492,500
		3,660,975
	Total Corporate Notes and Bonds (Cost $84,177,910)	86,656,467

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
INVESTMENT COMPANY - 3.53%		
$3,233,651	SSgA Prime Money Market Fund	$ 3,233,651
	Total Investment Company (Cost $3,233,651)	3,233,651
TOTAL INVESTMENTS - 98.20% (Cost $87,411,561**)		89,890,118
NET OTHER ASSETS AND LIABILITIES - 1.80%		1,643,436
TOTAL NET ASSETS - 100.00%		$91,533,554

** Aggregate cost for Federal tax purposes was $87,411,561.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(D) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 6.51% of total net assets.

(G) Floating rate or variable rate note. Rate shown is as of June 30, 2010.

(P) Convertible.

(T) Illiquid security.

PIK Payment in Kind.

PLC Public Limited Company.

ULC Unlimited Limited Company.

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS - 44.41%		
	Consumer Discretionary - 2.06%	
43,900	Darden Restaurants, Inc.	$ 1,705,515
76,400	McDonald's Corp.	5,032,468
22,900	VF Corp.	1,630,022
		8,368,005
	Consumer Staples - 8.02%	
143,000	Altria Group, Inc.	2,865,720
102,500	Avon Products, Inc.	2,716,250
89,900	Coca-Cola Co./The	4,505,788
29,000	Diageo PLC, ADR	1,819,460
30,500	Kimberly-Clark Corp.	1,849,215
140,018	Kraft Foods, Inc., Class A	3,920,504
74,700	PepsiCo, Inc./NC	4,552,965
146,000	Philip Morris International, Inc.	6,692,640
30,500	Procter & Gamble Co./The	1,829,390
63,000	Sysco Corp.	1,799,910
		32,551,842
	Energy - 5.80%	
128,200	Chevron Corp.	8,699,652
103,000	ConocoPhillips	5,056,270
53,000	Ensco PLC, ADR	2,081,840
129,000	Marathon Oil Corp.	4,010,610
94,000	Spectra Energy Corp.	1,886,580
97,000	Williams Cos., Inc./The	1,773,160
		23,508,112
	Financials - 4.70%	
71,000	Axis Capital Holdings, Ltd.	2,110,120
109,100	Bank of New York Mellon Corp./The	2,693,679
61,100	NYSE Euronext	1,688,193
78,000	Travelers Cos., Inc./The	3,841,500
102,000	US Bancorp	2,279,700
149,000	Wells Fargo & Co.	3,814,400
88,000	Willis Group Holdings PLC	2,644,400
		19,071,992
	Health Care - 7.56%	
45,500	Baxter International, Inc.	1,849,120
60,000	Eli Lilly & Co.	2,010,000
135,000	Johnson & Johnson	7,973,100
48,000	Medtronic, Inc.	1,740,960
200,000	Merck & Co., Inc.	6,994,000
60,000	Novartis AG, ADR	2,899,200
505,819	Pfizer, Inc.	7,212,979
		30,679,359

Shares		Value (Note 2)
	Industrials - 3.95%	
37,500	3M Co.	$ 2,962,125
63,200	Honeywell International, Inc.	2,466,696
41,000	Illinois Tool Works, Inc.	1,692,480
47,000	Lockheed Martin Corp.	3,501,500
26,800	United Technologies Corp.	1,739,588
117,400	Waste Management, Inc.	3,673,446
		16,035,835
	Information Technology - 5.58%	
58,600	Automatic Data Processing, Inc.	2,359,236
146,000	Broadridge Financial Solutions, Inc.	2,781,300
346,000	Intel Corp.	6,729,700
22,200	International Business Machines Corp.	2,741,256
34,000	Linear Technology Corp.	945,540
107,000	Maxim Integrated Products, Inc.	1,790,110
71,000	Microsoft Corp.	1,633,710
75,000	Paychex, Inc.	1,947,750
52,000	QUALCOMM, Inc.	1,707,680
		22,636,282
	Materials - 0.94%	
29,000	Air Products & Chemicals, Inc.	1,879,490
50,000	Nucor Corp.	1,914,000
		3,793,490
	Telecommunication Services - 3.24%	
298,015	AT&T, Inc.	7,208,983
140,000	Verizon Communications, Inc.	3,922,800
97,000	Vodafone Group PLC, ADR	2,004,990
		13,136,773
	Utilities - 2.56%	
45,000	Consolidated Edison, Inc.	1,939,500
122,000	Duke Energy Corp.	1,952,000
60,000	Exelon Corp.	2,278,200
67,000	FirstEnergy Corp.	2,360,410
47,000	Progress Energy, Inc.	1,843,340
		10,373,450
	Total Common Stocks	
	(Cost $182,767,799)	180,155,140

Par Value		Value (Note 2)
ASSET BACKED - 1.19%		
$ 599,648	ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (M), 8.550%, due 09/21/30	$ 589,772
1,975,000	CarMax Auto Owner Trust, Series 2007-2, Class B, 5.370%, due 03/15/13	2,032,212
2,045,000	Chase Issuance Trust, Series 2007-A17, Class A, 5.120%, due 10/15/14	2,221,340

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
ASSET BACKED (continued)		
$ 630,562	Renaissance Home Equity Loan Trust, Series 2005-4, Class M9 (M), 7.000%, due 02/25/36	$ 2,550
	Total Asset Backed (Cost $5,218,204)	4,845,874
CORPORATE NOTES AND BONDS - 22.58%		
	Consumer Discretionary - 1.58%	
2,000,000	American Association of Retired Persons (C)(T), 7.500%, due 05/01/31	2,391,758
515,000	DR Horton, Inc., 5.250%, due 02/15/15	490,537
1,850,000	ERAC USA Finance LLC (C)(T), 6.700%, due 06/01/34	1,971,967
1,600,000	Royal Caribbean Cruises, Ltd. (D), 7.250%, due 06/15/16	1,564,000
		6,418,262
	Consumer Staples - 1.33%	
2,025,000	Kraft Foods, Inc., 6.500%, due 11/01/31	2,223,242
620,000	PepsiCo, Inc./NC, 4.650%, due 02/15/13	673,538
1,170,000	WM Wrigley Jr. Co., 4.300%, due 07/15/10	1,170,000
1,310,000	WM Wrigley Jr. Co. (C)(T), 3.050%, due 06/28/13	1,317,150
		5,383,930
	Energy - 1.70%	
2,000,000	Chesapeake Energy Corp., 6.375%, due 06/15/15	2,065,000
1,500,000	ConocoPhillips, 6.650%, due 07/15/18	1,786,435
1,150,000	Hess Corp., 7.875%, due 10/01/29	1,415,088
750,000	Transocean, Inc., 6.000%, due 03/15/18	690,264
1,030,000	Transocean, Inc., 7.500%, due 04/15/31	952,673
		6,909,460
	Financials - 6.14%	
1,500,000	American General Finance Corp., Series H, 4.625%, due 09/01/10	1,496,250
1,115,000	American General Finance Corp., 5.850%, due 06/01/13	981,200
620,000	Bank of America Corp., 5.750%, due 12/01/17	642,990
1,130,000	Bear Stearns Cos. LLC/The, 7.250%, due 02/01/18	1,319,501
1,450,000	HCP, Inc., 6.700%, due 01/30/18	1,528,700
1,735,000	Lehman Brothers Holdings, Inc. (E), 5.750%, due 01/03/17	868
1,415,000	Merrill Lynch & Co., Inc., 6.150%, due 04/25/13	1,512,833
2,400,000	National Rural Utilities Cooperative Finance Corp., Series C, 7.250%, due 03/01/12	2,631,818
2,400,000	Nationwide Health Properties, Inc., Series D, 8.250%, due 07/01/12	2,629,447
3,240,000	Nissan Motor Acceptance Corp. (C)(T), 5.625%, due 03/14/11	3,324,078

Par Value		Value (Note 2)
$ 530,000	Simon Property Group L.P., 5.875%, due 03/01/17	$ 573,018
1,505,000	SLM Corp., 5.125%, due 08/27/12	1,482,597
1,000,000	Swiss Re Solutions Holding Corp., 7.000%, due 02/15/26	1,054,577
785,000	Swiss Re Solutions Holding Corp., 7.750%, due 06/15/30	872,254
2,000,000	US Bank NA/Cincinnati, OH, 6.300%, due 02/04/14	2,267,440
1,450,000	Wells Fargo & Co., 5.250%, due 10/23/12	1,551,736
935,000	Western Union Co./The, 5.930%, due 10/01/16	1,049,179
		24,918,486
	Food & Drug Retailers - 0.11%	
430,000	New Albertson's, Inc., 7.500%, due 02/15/11	437,525
	Health Care - 3.20%	
3,950,000	Amgen, Inc., 5.850%, due 06/01/17	4,578,631
1,200,000	Eli Lilly & Co., 6.570%, due 01/01/16	1,425,758
740,000	Genentech, Inc., 5.250%, due 07/15/35	776,010
1,550,000	Medco Health Solutions, Inc., 7.250%, due 08/15/13	1,788,134
1,320,000	Merck & Co., Inc., 5.750%, due 11/15/36	1,484,966
1,500,000	Quest Diagnostics, Inc./DE, 5.450%, due 11/01/15	1,649,541
1,100,000	Wyeth, 6.500%, due 02/01/34	1,296,277
		12,999,317
	Industrials - 1.98%	
350,000	Boeing Co./The, 8.625%, due 11/15/31	501,155
620,000	Boeing Co./The, 6.875%, due 10/15/43	769,569
1,365,000	Burlington Northern Santa Fe LLC, 8.125%, due 04/15/20	1,748,958
310,000	El du Pont de Nemours & Co., 5.000%, due 01/15/13	336,452
780,000	Lockheed Martin Corp., 7.650%, due 05/01/16	983,975
957,000	Norfolk Southern Corp., 5.590%, due 05/17/25	1,025,276
1,050,000	Norfolk Southern Corp., 7.050%, due 05/01/37	1,296,641
1,150,000	Waste Management, Inc., 7.125%, due 12/15/17	1,362,508
		8,024,534
	Information Technology - 0.27%	
960,000	Cisco Systems, Inc., 5.500%, due 02/22/16	1,105,913
	Materials - 0.27%	
1,025,000	Westvaco Corp., 8.200%, due 01/15/30	1,081,542
	Telecommunication Services - 0.97%	
1,780,000	Comcast Cable Communications Holdings, Inc. 9.455%, due 11/15/22	2,455,437
1,315,000	Rogers Communications, Inc. (D) 6.250%, due 06/15/13	1,464,367
		3,919,804

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
	CORPORATE NOTES AND BONDS (continued)	
	Utilities - 5.03%	
$2,000,000	Iberdrola USA, Inc., 8.050%, due 11/15/10	$ 2,036,346
1,555,000	Indianapolis Power & Light Co. (C)(T), 6.050%, due 10/01/36	1,658,478
1,365,000	Interstate Power & Light Co., 6.250%, due 07/15/39	1,575,311
4,000,000	MidAmerican Energy Co., 5.650%, due 07/15/12	4,329,776
1,600,000	Nevada Power Co., Series R, 6.750%, due 07/01/37	1,846,152
2,000,000	Progress Energy, Inc., 7.750%, due 03/01/31	2,532,580
474,000	Sierra Pacific Power Co., Series M, 6.000%, due 05/15/16	531,055
1,500,000	Southern Power Co., Series B, 6.250%, due 07/15/12	1,633,052
835,000	Southwestern Electric Power Co., Series E, 5.550%, due 01/15/17	893,680
620,000	Virginia Electric and Power Co., 5.100%, due 11/30/12	672,857
2,400,000	Westar Energy, Inc., 6.000%, due 07/01/14	2,693,052
		20,402,339
	Total Corporate Notes and Bonds (Cost $87,407,398)	91,601,112
	MORTGAGE BACKED - 14.97%	
	Fannie Mae - 13.06%	
694,343	4.000%, due 04/01/15 Pool # 255719	715,452
775,271	5.500%, due 04/01/16 Pool # 745444	828,882
221,103	6.000%, due 05/01/16 Pool # 582558	240,605
1,363,421	5.000%, due 12/01/17 Pool # 672243	1,466,424
1,450,913	4.500%, due 09/01/20 Pool # 835465	1,545,605
254,260	6.000%, due 05/01/21 Pool # 253847	280,065
63,015	7.000%, due 12/01/29 Pool # 762813	71,038
139,112	7.000%, due 11/01/31 Pool # 607515	157,573
2,753	7.000%, due 04/01/32 Pool # 641518	3,113
158,640	7.000%, due 05/01/32 Pool # 644591	179,693
808,578	6.500%, due 06/01/32 Pool # 545691	902,752
592,440	6.500%, due 09/01/33 Pool # 737582	659,960
1,160,218	5.500%, due 10/01/33 Pool # 254904	1,251,294
4,006,200	5.500%, due 11/01/33 Pool # 555880	4,320,686
3,724,512	5.000%, due 05/01/34 Pool # 780890	3,958,031
39,907	7.000%, due 07/01/34 Pool # 792636	44,898
473,510	5.500%, due 08/01/34 Pool # 793647	509,940
2,280,613	5.500%, due 03/01/35 Pool # 815976	2,453,940
1,089,643	5.500%, due 07/01/35 Pool # 825283	1,172,456
519,201	5.500%, due 08/01/35 Pool # 826872	558,660
1,136,029	5.000%, due 09/01/35 Pool # 820347	1,207,352
1,167,453	5.000%, due 09/01/35 Pool # 835699	1,241,086

Par Value		Value (Note 2)
$1,452,166	5.000%, due 10/01/35 Pool # 797669	$ 1,541,399
1,276,869	5.500%, due 10/01/35 Pool # 836912	1,373,911
1,345,916	5.000%, due 12/01/35 Pool # 850561	1,428,620
2,741,491	5.500%, due 12/01/35 Pool # 844583	2,949,845
542,337	5.500%, due 02/01/36 Pool # 851330	583,555
2,116,540	5.500%, due 09/01/36 Pool # 831820	2,301,557
1,512,616	6.000%, due 09/01/36 Pool # 831741	1,646,246
542,397	5.500%, due 10/01/36 Pool # 896340	583,111
2,039,583	5.500%, due 10/01/36 Pool # 901723	2,192,679
1,229,429	6.500%, due 10/01/36 Pool # 894118	1,350,335
1,944,593	6.000%, due 11/01/36 Pool # 902510	2,136,223
2,158,525	5.500%, due 12/01/36 Pool # 902853	2,320,549
2,126,774	5.500%, due 12/01/36 Pool # 903059	2,286,415
1,870,301	5.500%, due 12/01/36 Pool # 907512	2,010,690
2,311,849	5.500%, due 12/01/36 Pool # 907635	2,485,382
1,872,125	6.000%, due 12/01/36 Pool # 903002	2,037,516
		52,997,538
	Freddie Mac - 1.87%	
67,310	8.000%, due 06/01/30 Pool # C01005	77,605
230,944	6.500%, due 01/01/32 Pool # C62333	257,048
3,244,810	5.000%, due 07/01/33 Pool # A11325	3,449,267
223,893	6.000%, due 10/01/34 Pool # A28439	245,736
203,328	6.000%, due 10/01/34 Pool # A28598	223,166
240,973	5.000%, due 04/01/35 Pool # A32314	255,554
497,128	5.000%, due 04/01/35 Pool # A32315	527,209
420,857	5.000%, due 04/01/35 Pool # A32316	446,323
220,434	5.000%, due 04/01/35 Pool # A32509	233,773
1,774,624	5.000%, due 01/01/37 Pool # A56371	1,880,343
		7,596,024
	Ginnie Mae - 0.04%	
129,911	6.500%, due 04/20/31 Pool # 003068	145,499
	Total Mortgage Backed (Cost $56,130,305)	60,739,061
	U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 14.90%	
	Fannie Mae - 0.20%	
750,000	5.250%, due 08/01/12	809,460
	Freddie Mac - 0.38%	
1,400,000	4.500%, due 01/15/14	1,547,189
	U.S. Treasury Bonds - 1.79%	
5,270,000	6.625%, due 02/15/27	7,254,482
	U.S. Treasury Notes - 12.53%	
500,000	4.500%, due 11/15/10	507,949
2,050,000	0.875%, due 02/28/11	2,057,927
500,000	4.750%, due 03/31/11	516,562
3,900,000	4.875%, due 04/30/11	4,046,250
3,000,000	1.000%, due 07/31/11	3,018,750

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (unaudited)

Par Value		Value (Note 2)
U.S. GOVERNMENT AND AGENCY		
OBLIGATIONS (continued)		
	U.S. Treasury Notes (continued)	
$3,150,000	4.625%, due 12/31/11	$3,346,384
1,125,000	1.375%, due 02/15/12	1,140,381
3,400,000	4.625%, due 02/29/12	3,631,360
1,312,000	1.375%, due 05/15/12	1,331,271
2,500,000	4.000%, due 11/15/12	2,692,772
1,980,000	3.625%, due 05/15/13	2,132,832
1,175,000	3.125%, due 08/31/13	1,250,641
4,810,000	4.000%, due 02/15/14	5,274,088
4,965,000	4.250%, due 08/15/14	5,518,518
1,400,000	2.375%, due 09/30/14	1,446,047
795,000	2.500%, due 03/31/15	823,819
3,550,000	4.500%, due 02/15/16	4,017,879
5,100,000	4.250%, due 11/15/17	5,729,131
1,300,000	2.750%, due 02/15/19	1,295,125
1,000,000	3.375%, due 11/15/19	1,035,703
		50,813,389
	Total U.S. Government and Agency	
	Obligations (Cost $56,701,351)	60,424,520
Shares		
INVESTMENT COMPANY - 1.30%		
5,279,447	SSgA Prime Money Market Fund	5,279,447
	Total Investment Company	
	(Cost $5,279,447)	5,279,447
TOTAL INVESTMENTS - 99.35% (Cost $393,504,504**)		403,045,154
NET OTHER ASSETS AND LIABILITIES - 0.65%		2,624,039
TOTAL NET ASSETS - 100.00%		$405,669,193

** Aggregate cost for Federal tax purposes was $394,148,754.

(A) Rate noted represents annualized yield at time of purchase.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(D) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 0.75% of total net assets.

(E) In default. Issuer is bankrupt.

(M) Stated interest rate is contingent upon sufficient collateral market value. If collateral market value falls below a stated level, the issuer will either initiate a clean-up call or increase the stated interest rate.

(T) Illiquid security.

ADR American Depositary Receipt.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

Equity Income Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS - 84.47%		
	Consumer Discretionary - 14.16%	
700	Best Buy Co., Inc.	$ 23,702
500	Coach, Inc.	18,275
200	ITT Educational Services, Inc.*	16,604
500	Kohls Corp.*	23,750
400	Target Corp.	19,668
600	Yum! Brands, Inc.	23,424
		125,423
	Energy - 10.70%	
500	Noble Corp.*	15,455
1,300	Petrohawk Energy Corp.*	22,061
400	Schlumberger, Ltd.	22,136
400	Southwestern Energy Co.*	15,456
1,500	Weatherford International, Ltd.*	19,710
		94,818
	Financials - 17.39%	
500	Affiliated Managers Group*	30,385
800	Bank of New York Mellon Corp.	19,752
600	Capital One Financial Corp.	24,180
300	Franklin Resources, Inc.	25,857
100	Goldman Sachs Group, Inc./The	13,127
600	State Street Corp.	20,292
800	Wells Fargo & Co.	20,480
		154,073
	Health Care - 15.70%	
500	Celgene Corp.*	25,410
600	Community Health Systems, Inc.*	20,286
400	Genzyme Corp.*	20,308
500	Gilead Sciences, Inc.*	17,140
1,600	Mylan, Inc.*	27,264
400	St. Jude Medical, Inc.*	14,436
500	UnitedHealth Group, Inc.	14,200
		139,044
	Industrials - 2.47%	
600	Jacobs Engineering Group, Inc.*	$ 21,864
	Information Technology - 22.05%	
800	Adobe Systems, Inc.*	21,144
500	BMC Software, Inc.*	17,315
1,100	Cisco Systems, Inc.*	23,441
100	Google, Inc., Class A*	44,495
600	QUALCOMM, Inc.	19,704
800	Varian Semiconductor Equipment Associates, Inc.*	22,928
400	Visa, Inc., Class A	28,300
1,300	Yahoo!, Inc.*	17,979
		195,306
	Materials - 2.00%	
300	Freeport-McMoRan Copper & Gold Inc.	17,739
	Total Common Stocks (Cost $817,440)	748,267
NET OTHER ASSETS AND LIABILITIES - 17.32%		153,392
TOTAL CALL OPTIONS WRITTEN - (1.79)%		(15,835)
TOTAL NET ASSETS - 100.00%		$ 885,825

* Non-income producing.

See accompanying Notes to Financial Statements.

Equity Income Fund Portfolio of Investments (unaudited)

Contracts (100 shares per contract)		Expiration Date	Exercise Price	Market Value
7	Best Buy Co., Inc.	September 2010	$38.00	$ 630
5	BMC Software, Inc.	August 2010	37.50	375
6	Capital One Financial Corp.	September 2010	44.00	1,113
5	Celgene Corp.	October 2010	57.50	780
5	Coach, Inc.	August 2010	42.00	275
6	Community Health Systems, Inc.	September 2010	35.00	1,455
3	Franklin Resources, Inc.	October 2010	100.00	690
3	Freeport-McMoRan Copper & Gold, Inc.	August 2010	75.00	185
4	Genzyme Corp.	October 2010	55.00	700
5	Gilead Sciences, Inc.	August 2010	38.00	263
1	Google, Inc.	September 2010	520.00	505
2	ITT Educational Services, Inc.	October 2010	100.00	790
4	Jacobs Engineering Group, Inc.	October 2010	44.00	420
3	Kohl's Corp.	October 2010	55.00	285
5	Noble Corp.	September 2010	34.00	688
4	Petrohawk Energy Corp.	September 2010	19.00	358
9	Petrohawk Energy Corp.	September 2010	20.00	558
4	QUALCOMM, Inc.	October 2010	40.00	124
4	St. Jude Medical, Inc.	October 2010	40.00	370
4	Schlumberger, Ltd.	August 2010	60.00	758
4	Southwestern Energy Co.	September 2010	45.00	430
4	Target Corp.	October 2010	52.50	720
5	UnitedHealth Group Inc.	September 2010	33.00	138
8	Varian Semiconductor Equipment Associates, Inc.	January 2011	35.00	1,360
2	Visa, Inc.	September 2010	80.00	334
13	Yahoo!, Inc.	October 2010	16.00	540
6	Yum! Brands, Inc.	October 2010	41.00	990
	Total Call Options Written (Premiums Received $28,607)			$15,834

See accompanying Notes to Financial Statements.

Large Cap Value Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
	COMMON STOCKS - 98.01%	
	Consumer Discretionary - 6.21%	
28,000	AutoZone, Inc. *	$ 5,410,160
86,200	ITT Educational Services, Inc. *	7,156,324
281,000	Omnicom Group, Inc.	9,638,300
367,000	Viacom, Inc.	11,512,790
		33,717,574
	Consumer Staples - 9.36%	
200,000	CVS Caremark Corp.	5,864,000
100,000	Diageo PLC, ADR	6,274,000
255,000	Kraft Foods, Inc., Class A	7,140,000
137,000	PepsiCo, Inc./NC	8,350,150
182,000	Philip Morris International, Inc.	8,342,880
103,000	Procter & Gamble Co./The	6,177,940
181,000	Wal-Mart Stores, Inc.	8,700,670
		50,849,640
	Energy - 19.15%	
161,000	Anadarko Petroleum Corp.	5,810,490
236,546	Chevron Corp.	16,052,012
311,000	ConocoPhillips	15,266,990
171,000	Devon Energy Corp.	10,417,320
419,000	Noble Corp. *	12,951,290
165,000	Occidental Petroleum Corp.	12,729,750
358,000	Southwestern Energy Co. *	13,833,120
847,000	Weatherford International, Ltd. *	11,129,580
318,000	Williams Cos., Inc./The	5,813,040
		104,003,592
	Financials - 24.67%	
115,500	Arch Capital Group, Ltd. *	8,604,750
1,526,242	Bank of America Corp.	21,932,097
647,000	Bank of New York Mellon Corp./The	15,974,430
77,000	Berkshire Hathaway, Inc. *	6,136,130
47,000	Goldman Sachs Group, Inc./The	6,169,690
598,088	JPMorgan Chase & Co.	21,896,002
956,000	Keycorp	7,351,640
550,000	Morgan Stanley	12,765,500
115,000	Travelers Cos., Inc./The	5,663,750
375,000	US Bancorp	8,381,250
475,000	Wells Fargo & Co.	12,160,000
230,000	Willis Group Holdings PLC	6,911,500
		133,946,739
	Health Care - 12.08%	
138,000	Baxter International, Inc.	5,608,320
287,000	Johnson & Johnson	16,950,220
258,000	Merck & Co., Inc.	9,022,260
1,370,000	Pfizer, Inc.	19,536,200
510,000	UnitedHealth Group, Inc.	14,484,000
		65,601,000

Shares		Value (Note 2)
	Industrials - 7.65%	
560,000	General Electric Co.	$ 8,075,200
135,000	Illinois Tool Works, Inc.	5,572,800
166,000	Lockheed Martin Corp.	12,367,000
85,000	United Technologies Corp.	5,517,350
320,100	Waste Management, Inc.	10,015,929
		41,548,279
	Information Technology - 7.65%	
471,700	Intel Corp.	9,174,565
107,200	International Business Machines Corp.	13,237,056
345,200	Maxim Integrated Products, Inc.	5,775,196
305,100	Oracle Corp.	6,547,446
455,000	Western Union Co./The	6,784,050
		41,518,313
	Materials - 3.22%	
86,000	Air Products & Chemicals, Inc.	5,573,660
110,496	Freeport-McMoRan Copper & Gold, Inc.	6,533,628
140,500	Nucor Corp.	5,378,340
		17,485,628
	Telecommunication Services - 3.87%	
623,287	AT&T, Inc.	15,077,313
287,000	Vodafone Group PLC, ADR	5,932,290
		21,009,603
	Utilities - 4.15%	
78,000	Entergy Corp.	5,586,360
338,000	Exelon Corp.	12,833,860
90,000	Questar Corp.	4,094,100
		22,514,320
	Total Common Stocks	
	(Cost $561,142,016)	532,194,688
	INVESTMENT COMPANY - 1.16%	
6,299,302	SSgA Prime Money Market Fund	6,299,302
	Total Investment Company	
	(Cost $6,299,302)	6,299,302
	TOTAL INVESTMENTS - 99.17% (Cost $567,441,318**)	538,493,990
	NET OTHER ASSETS AND LIABILITIES - 0.83%	4,480,134
	TOTAL NET ASSETS - 100.00%	$542,974,124

* Non-income producing.

** Aggregate cost for Federal tax purposes was $568,513,251.

ADR American Depositary Receipt.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

Large Cap Growth Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
	COMMON STOCKS - 98.77%	
	Consumer Discretionary - 9.99%	
33,800	Amazon.com, Inc. *	$ 3,692,988
105,500	ITT Educational Services, Inc. *	8,758,610
26,300	Kohl's Corp. *	1,249,250
158,000	Lamar Advertising Co., Class A *	3,874,160
75,120	McDonald's Corp.	4,948,154
185,467	Omnicom Group, Inc.	6,361,518
34,800	TJX Cos., Inc.	1,459,860
173,600	Vitamin Shoppe, Inc. *	4,452,840
82,749	Yum! Brands, Inc.	3,230,521
		38,027,901
	Consumer Staples - 9.93%	
93,900	Colgate-Palmolive Co.	7,395,564
82,410	Diageo PLC, ADR	5,170,403
193,130	PepsiCo, Inc./NC	11,771,274
280,320	Wal-Mart Stores, Inc.	13,474,982
		37,812,223
	Energy - 8.76%	
122,800	Occidental Petroleum Corp.	9,474,020
502,100	Petrohawk Energy Corp. *	8,520,637
67,800	Schlumberger, Ltd.	3,752,052
143,600	Southwestern Energy Co. *	5,548,704
460,485	Weatherford International, Ltd. *	6,050,773
		33,346,186
	Financials - 10.42%	
642,773	Axis Capital Holdings, Ltd.	19,103,214
272,807	Bank of New York Mellon Corp./The	6,735,605
38,700	IntercontinentalExchange, Inc. *	4,374,261
212,896	T Rowe Price Group, Inc.	9,450,453
		39,663,533
	Health Care - 13.66%	
124,700	Allergan, Inc./United States	7,265,022
219,390	Celgene Corp. *	11,149,400
106,557	HMS Holdings Corp. *	5,777,520
382,350	Johnson & Johnson	22,581,591
144,635	St. Jude Medical, Inc. *	5,219,877
		51,993,410
	Industrials - 6.89%	
50,400	3M Co.	3,981,096
78,500	Boeing Co./The	4,925,875
32,515	Deere & Co.	1,810,435
147,720	EnerNOC, Inc. *	4,644,317
100,910	Raytheon Co.	4,883,035
191,730	Waste Management, Inc.	5,999,232
		26,243,990

Shares		Value (Note 2)
	Information Technology - 36.40%	
	Communications Equipment - 7.81%	
845,960	Cisco Systems, Inc. *	$ 18,027,408
356,500	QUALCOMM, Inc.	11,707,460
	Computers & Peripherals - 4.96%	
75,120	Apple, Inc. *	18,894,933
	Internet Software & Services - 5.54%	
47,378	Google, Inc., Class A *	21,080,841
	IT Services - 6.58%	
85,920	International Business Machines Corp.	10,609,402
204,210	Visa, Inc., Class A	14,447,858
	Semiconductors & Semiconductor Equipment - 4.36%	
447,975	Intel Corp.	8,713,114
274,413	Varian Semiconductor Equipment Associates, Inc. *	7,864,676
	Software - 7.15%	
177,495	ArcSight, Inc. *	3,974,113
153,000	BMC Software, Inc. *	5,298,390
581,385	Microsoft Corp.	13,377,669
53,100	Salesforce.com, Inc. *	4,557,042
		138,552,906
	Materials - 2.72%	
190,605	Ecolab, Inc.	8,560,071
47,076	Nucor Corp.	1,802,069
		10,362,140
	Total Common Stocks (Cost $354,232,727)	376,002,289
	INVESTMENT COMPANY - 2.33%	
8,871,290	SSgA Prime Money Market Fund	8,871,290
	Total Investment Company (Cost $8,871,290)	8,871,290
	TOTAL INVESTMENTS - 101.10% (Cost $363,104,017**)	384,873,579
	NET OTHER ASSETS AND LIABILITIES - (1.10)%	(4,175,134)
	TOTAL NET ASSETS - 100.00%	$380,698,445

*   Non-income producing.

**   Aggregate cost for Federal tax purposes was $365,364,553.

ADR   American Depositary Receipt.

PLC   Public Limited Company.

See accompanying Notes to Financial Statements.

Mid Cap Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS - 90.91%		
	Consumer Discretionary - 13.35%	
187,713	Bed Bath & Beyond, Inc. *	$ 6,960,398
314,598	CarMax, Inc. *	6,260,500
66,002	ITT Educational Services, Inc. *	5,479,486
227,295	Lamar Advertising Co., Class A *	5,573,274
162,077	Morningstar, Inc. *	6,891,514
189,555	Omnicom Group, Inc.	6,501,737
81,928	Sears Holdings Corp. *	5,296,645
207,132	Yum! Brands, Inc.	8,086,433
		51,049,987
	Consumer Staples - 3.96%	
114,606	Brown-Forman Corp., Class B	6,558,901
225,778	McCormick & Co., Inc./MD	8,570,533
		15,129,434
	Energy - 7.58%	
81,617	Contango Oil & Gas Co. *	3,652,361
174,220	Ensco PLC, ADR	6,843,362
212,750	Noble Corp. *	6,576,102
156,962	Southwestern Energy Co. *	6,065,012
444,686	Weatherford International, Ltd. *	5,843,174
		28,980,011
	Financials - 20.10%	
106,780	Arch Capital Group, Ltd. *	7,955,110
390,895	Brookfield Asset Management, Inc., Class A	8,842,045
521,285	Brookfield Properties Corp.	7,318,842
353,741	Brown & Brown, Inc.	6,770,603
67,294	IntercontinentalExchange, Inc. *	7,606,241
316,979	Leucadia National Corp. *	6,184,260
21,528	Markel Corp. *	7,319,520
131,502	RLI Corp.	6,905,170
329,119	SEI Investments Co.	6,700,863
113,965	T Rowe Price Group, Inc.	5,058,906
234,105	WR Berkley Corp.	6,194,418
		76,855,978
	Health Care - 9.41%	
81,430	CR Bard, Inc.	6,313,268
232,697	DENTSPLY International, Inc.	6,959,967
107,485	IDEXX Laboratories, Inc. *	6,545,836
110,162	Laboratory Corp. of America Holdings *	8,300,707
136,695	Techne Corp.	7,853,128
		35,972,906

Shares		Value (Note 2)
	Industrials - 15.75%	
248,591	Aecom Technology Corp. *	$ 5,732,508
195,858	Copart, Inc. *	7,013,675
196,789	Expeditors International of Washington, Inc.	6,791,188
86,336	Fastenal Co.	4,333,204
243,100	IDEX Corp.	6,945,367
157,715	Jacobs Engineering Group, Inc. *	5,747,135
297,380	Knight Transportation, Inc.	6,018,971
295,108	Ritchie Bros Auctioneers, Inc.	5,376,868
138,959	Wabtec Corp./DE	5,543,075
213,748	Waste Management, Inc.	6,688,175
		60,190,166
	Information Technology - 12.82%	
176,670	Adobe Systems, Inc. *	4,669,388
184,580	Altera Corp.	4,579,430
164,475	Amphenol Corp., Class A	6,460,578
185,096	BMC Software, Inc. *	6,409,874
95,613	Factset Research Systems, Inc.	6,405,115
217,223	FLIR Systems, Inc. *	6,319,017
257,696	Teradata Corp. *	7,854,574
424,190	Western Union Co./The	6,324,673
		49,022,649
	Materials - 4.57%	
148,120	Ecolab, Inc.	6,652,069
55,555	Martin Marietta Materials, Inc.	4,711,620
203,096	Valspar Corp.	6,117,251
		17,480,940
	Telecommunication Services - 2.00%	
205,247	Crown Castle International Corp. *	7,647,503
	Utilities - 1.37%	
144,441	EQT Corp.	5,220,098
	Total Common Stocks (Cost $352,912,970)	347,549,672

Par Value		
CERTIFICATE OF DEPOSIT - 2.35%		
$9,012,078	State Street Eurodollar, 0.010%, due 07/01/10	9,012,078
	Total Certificate of Deposit (Cost $9,012,078)	9,012,078

See accompanying Notes to Financial Statements.

Mid Cap Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
INVESTMENT COMPANIES - 7.01%		
775,910	iShares COMEX Gold Trust ETF *	$ 9,442,825
17,347,546	SSgA Prime Money Market Fund	17,347,546
	Total Investment Companies (Cost $25,228,513)	26,790,371
TOTAL INVESTMENTS - 100.27% (Cost $387,153,561**)		383,352,121
NET OTHER ASSETS AND LIABILITIES - (0.27)%		(1,045,758)
TOTAL NET ASSETS - 100.00%		$382,306,363

* Non-income producing.
** Aggregate cost for Federal tax purposes was $387,326,816.
ADR American Depository Receipt.
ETF Exchange Traded Fund.
PLC Public Limited Company.

See accompanying Notes to Financial Statements.

Small Cap Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS - 96.40%		
	Consumer Discretionary - 16.47%	
8,340	Arbitron, Inc.	$ 213,754
1,270	Bally Technologies, Inc. *	41,135
11,240	Cato Corp./The, Class A	247,505
3,820	CEC Entertainment, Inc. *	134,693
3,820	Choice Hotels International, Inc.	115,402
6,060	Dress Barn, Inc./The *	144,289
8,110	Helen of Troy, Ltd. *	178,907
3,800	Hibbett Sports, Inc. *	91,048
4,440	Matthews International Corp., Class A	130,003
14,440	Sonic Corp. *	111,910
17,610	Stage Stores, Inc.	188,075
2,660	Tempur-Pedic International, Inc. *	81,795
1,270	Unifirst Corp./MA	55,905
		1,734,421
	Consumer Staples - 5.00%	
4,280	Casey's General Stores, Inc.	149,372
5,910	Herbalife, Ltd.	272,156
6,370	Lance, Inc.	105,041
		526,569
	Energy - 5.26%	
2,700	Bristow Group, Inc. *	79,380
6,370	Penn Virginia Corp.	128,101
2,250	SEACOR Holdings, Inc. *	158,985
2,320	SM Energy Co.	93,171
1,200	Whiting Petroleum Corp. *	94,104
		553,741
	Financials - 23.55%	
305	Alleghany Corp. *	89,457
3,820	American Campus Communities, Inc., REIT	104,248
5,670	AMERISAFE, Inc. *	99,508
14,863	Ares Capital Corp.	186,233
6,400	Assured Guaranty, Ltd.	84,928
9,270	Delphi Financial Group, Inc., Class A	226,281
9,529	DiamondRock Hospitality Co., REIT *	78,328
15,410	Education Realty Trust, Inc., REIT	92,922
14,757	First Busey Corp.	66,849
11,930	First Midwest Bancorp, Inc./IL	145,069
8,150	International Bancshares Corp.	136,024
2,200	Mack-Cali Realty Corp., REIT	65,406
6,830	MB Financial, Inc.	125,604
7,270	NewAlliance Bancshares, Inc.	81,497
9,380	Northwest Bancshares, Inc.	107,589
4,860	Platinum Underwriters Holdings, Ltd.	176,369

Shares		Value (Note 2)
2,200	Realty Income Corp., REIT	$ 66,726
4,140	Reinsurance Group of America, Inc.	189,239
3,383	Validus Holdings, Ltd.	82,613
11,580	Webster Financial Corp.	207,745
1,270	Westamerica Bancorporation	66,700
		2,479,335
	Health Care - 7.53%	
7,690	Amsurg Corp. *	137,036
5,100	Charles River Laboratories International, Inc. *	174,471
3,130	Corvel Corp. *	105,763
600	Haemonetics Corp. *	32,112
4,630	ICON PLC, ADR *	133,760
5,070	ICU Medical, Inc. *	163,102
3,200	Universal American Corp./NY *	46,080
		792,324
	Industrials - 20.49%	
20,840	ACCO Brands Corp. *	103,992
3,010	Acuity Brands, Inc.	109,504
9,850	Albany International Corp., Class A	159,472
11,930	Belden, Inc.	262,460
9,850	Carlisle Cos., Inc.	355,880
3,590	ESCO Technologies, Inc.	92,442
5,670	GATX Corp.	151,276
5,100	Genesee & Wyoming, Inc., Class A *	190,281
4,630	Kirby Corp. *	177,097
6,600	Mueller Industries, Inc.	162,360
5,890	Standard Parking Corp. *	93,239
3,590	Sterling Construction Co., Inc. *	46,455
4,630	United Stationers, Inc. *	252,196
		2,156,654
	Information Technology - 8.06%	
1,870	Coherent, Inc. *	64,141
5,670	Diebold, Inc.	154,507
7,965	Electronics for Imaging, Inc. *	77,659
3,240	MAXIMUS, Inc.	187,499
3,130	MTS Systems Corp.	90,770
8,110	NAM TAI Electronics, Inc. *	33,413
6,800	Websense, Inc. *	128,520
4,400	Zebra Technologies Corp., Class A *	111,628
		848,137
	Materials - 4.60%	
3,820	Aptargroup, Inc.	144,472
2,780	Deltic Timber Corp.	116,204
12,840	Zep, Inc.	223,930
		484,606

See accompanying Notes to Financial Statements.

Small Cap Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS (continued)		
	Utilities - 5.44%	
4,050	Atmos Energy Corp.	$ 109,512
2,370	New Jersey Resources Corp.	83,424
5,440	Unisource Energy Corp.	164,179
5,790	Westar Energy, Inc.	125,122
2,660	WGL Holdings, Inc.	90,520
		572,757
	Total Common Stocks (Cost $10,036,848)	10,148,544

Par Value

CERTIFICATE OF DEPOSIT - 0.53%		
$ 55,547	State Street Eurodollar, 0.010%, due 07/01/10	55,547
	Total Certificate of Deposit (Cost $55,547)	55,547

Shares		Value (Note 2)
INVESTMENT COMPANY - 4.56%		
480,065	SSgA Prime Money Market Fund	$ 480,065
	Total Investment Company (Cost $480,065)	480,065
TOTAL INVESTMENTS - 101.49% (Cost $10,572,460**)		10,684,156
NET OTHER ASSETS AND LIABILITIES - (1.49)%		(156,642)
TOTAL NET ASSETS - 100.00%		$ 10,527,514

   *   Non-income producing.

  **   Aggregate cost for Federal tax purposes was $10,666,646.

ADR   American Depository Receipt.

PLC   Public Limited Company.

REIT   Real Estate Investment Trust.

See accompanying Notes to Financial Statements.

International Stock Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS - 95.24%		
	Australia - 0.84%	
50,400	QBE Insurance Group, Ltd. (L)	$ 767,003
	Belgium - 2.17%	
41,100	Anheuser-Busch InBev N.V. (L)	1,974,197
	Brazil - 2.89%	
90,570	Banco do Brasil S.A.	1,236,870
166,000	Cielo S.A.	1,397,895
		2,634,765
	Canada - 2.34%	
10,200	Potash Corp. of Saskatchewan, Inc.	878,529
38,300	Rogers Communications, Inc.	1,251,302
		2,129,831
	China - 1.05%	
1,317,700	Industrial & Commercial Bank of China (L)	958,468
	Czech Republic - 0.79%	
17,500	CEZ AS (L)	718,660
	Denmark - 1.07%	
12,100	Novo Nordisk A/S, B Shares (L)	976,055
	France - 7.28%	
27,945	BNP Paribas (L)	1,492,107
15,200	Cap Gemini S.A. (L)	664,090
41,512	Sanofi-Aventis S.A. (L)	2,503,293
30,487	Total S.A. (L)	1,356,808
22,700	Valeo S.A. (L)*	611,519
		6,627,817
	Germany - 3.92%	
17,100	Bayerische Motoren Werke AG (L)	827,096
21,300	SAP AG (L)	946,099
20,119	Siemens AG (L)	1,800,387
		3,573,582
	Hong Kong - 2.78%	
307,066	Esprit Holdings, Ltd. (L)	1,659,852
203,000	Kerry Properties, Ltd. (L)	870,030
		2,529,882
	Ireland - 1.37%	
38,602	CRH PLC	809,084
21,800	CRH PLC (L)	443,325
		1,252,409
	Italy - 1.65%	
57,860	Atlantia SpA (L)	1,025,777
33,017	Prysmian SpA (L)	474,309
		1,500,086

Shares		Value (Note 2)
	Japan - 21.12%	
17,100	Benesse Holdings, Inc. (L)	$ 778,770
46,800	Canon, Inc. (L)	1,744,848
33,910	Daito Trust Construction Co., Ltd. (L)	1,916,978
500	eAccess, Ltd. (L)	340,858
49,900	Honda Motor Co., Ltd. (L)	1,449,172
61,700	Hoya Corp. (L)	1,310,133
303	KDDI Corp. (L)	1,439,280
4,400	Keyence Corp. (L)	1,012,170
108,000	Kubota Corp. (L)	824,731
63,300	Mitsubishi Corp. (L)	1,319,034
73,000	Mitsubishi Estate Co., Ltd. (L)	1,013,540
2,400	Nintendo Co., Ltd. (L)	699,111
151,800	Nomura Holdings, Inc. (L)	831,019
45,800	Sumitomo Mitsui Financial Group, Inc. (L)	1,292,966
5,250	Yahoo! Japan Corp. (L)	2,086,535
18,010	Yamada Denki Co., Ltd. (L)	1,175,702
		19,234,847
	Mexico - 0.70%	
36,800	Grupo Televisa S.A., ADR	640,688
	Netherlands - 1.75%	
18,100	Heineken N.V. (L)	767,247
32,905	TNT N.V. (L)	829,346
		1,596,593
	Norway - 0.75%	
60,080	Aker Solutions ASA (L)	688,177
	Russia - 0.77%	
13,700	Lukoil OAO, ADR (L)	704,659
	Singapore - 0.99%	
416,300	Singapore Telecommunications, Ltd. (L)	898,280
	South Korea - 1.62%	
5,000	Hyundai Mobis (L)	837,383
2,007	Samsung Electronics Co., Ltd., GDR (C)	635,717
		1,473,100
	Spain - 2.57%	
47,200	Amadeus IT Holding S.A. (L)*	742,346
152,406	Banco Santander S.A. (L)	1,601,479
		2,343,825
	Switzerland - 9.02%	
39,600	Credit Suisse Group AG (L)	1,488,317
13,800	Julius Baer Group, Ltd. (L)	392,897
32,350	Nestle S.A. (L)	1,560,887
46,897	Novartis AG (L)	2,275,276
8,208	Roche Holding AG (L)	1,127,152
6,230	Zurich Financial Services AG (L)	1,367,553
		8,212,082

See accompanying Notes to Financial Statements.

International Stock Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
COMMON STOCKS (continued)		
	Turkey - 1.11%	
235,700	Turkiye Garanti Bankasi AS, ADR	$ 1,008,796
	United Kingdom - 26.69%	
35,900	AMEC PLC (L)	437,640
264,773	BAE Systems PLC (L)	1,230,054
283,800	Barclays PLC (L)	1,125,132
104,800	BG Group PLC (L)	1,551,365
54,400	BHP Billiton PLC (L)	1,407,701
150,900	British Airways PLC (L)*	437,919
29,231	British American Tobacco PLC (L)	925,594
96,200	GlaxoSmithKline PLC (L)	1,630,319
123,400	HSBC Holdings PLC (L)	1,125,782
232,953	Informa PLC (L)	1,225,994
201,500	International Power PLC (L)	892,728
1,512,338	Lloyds Banking Group PLC (L)*	1,199,928
152,500	Prudential PLC (L)	1,143,004
45,300	Royal Dutch Shell PLC (L)	1,143,982
58,200	Standard Chartered PLC (L)	1,412,859
210,200	Tesco PLC (L)	1,183,526
55,300	Tullow Oil PLC (L)	823,732
74,800	Unilever PLC (L)	1,993,512
435,999	Vodafone Group PLC (L)	903,486
116,100	WPP PLC (L)	1,091,779
108,500	Xstrata PLC (L)	1,421,497
		24,307,533
	Total Common Stocks (Cost $89,913,717)	86,751,335
INVESTMENT COMPANY - 3.69%		
	United States - 3.69%	
3,359,679	SSgA Prime Money Market Fund	3,359,679
	Total Investment Company (Cost $3,359,679)	3,359,679
TOTAL INVESTMENTS - 98.93% (Cost $93,273,396**)		90,111,014
NET OTHER ASSETS AND LIABILITIES - 1.07%		971,977
TOTAL NET ASSETS - 100.00%		$ 91,082,991

* Non-income producing.

** Aggregate cost for Federal tax purposes was $95,370,000.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(L) Security valued at fair value using methods determined in good faith by or at the discretion of the Board of Trustees (see Note 2).

ADR American Depositary Receipt.

GDR Global Depositary Receipt.

PLC Public Limited Company.

OTHER INFORMATION:

Industry Concentration

	% of Net Assets
Commercial Banks	12.7%
Pharmaceuticals	9.3%
Oil, Gas & Consumable Fuels	6.6%
Net Other Assets & Liabilities	4.8%
Real Estate Management & Development	4.2%
Automobiles	4.1%
Food Products	3.9%
Insurance	3.6%
Commercial Services & Supplies	3.5%
Diversified Telecommunication Services	3.3%
Distributors	3.3%
Media	3.2%
Electronic Equipment & Instruments	3.2%
Metals & Mining	3.1%
Beverages	3.0%
Capital Markets	2.5%
Electrical Equipment	2.5%
Wireless Telecommunication Services	2.4%
IT Services	2.3%
Office Electronics	1.9%
Software	1.8%
Electric Utilities	1.8%
Diversified Financial Services	1.4%
Construction Materials	1.4%
Aerospace & Defense	1.3%
Food & Staples Retailing	1.3%
Specialty Retail	1.3%
Tobacco	1.0%
Chemicals	1.0%
Air Freight & Logistics	0.9%
Machinery	0.9%
Leisure Equipment & Products	0.8%
Construction & Engineering	0.8%
Industrial Conglomerates	0.5%
Internet Software & Services	0.4%
	100.0%

See accompanying Notes to Financial Statements.

Target Retirement 2020 Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
	INVESTMENT COMPANIES - 100.33%	
	Bond Funds - 44.23%	
138,667	MEMBERS Bond Fund, Class Y (R)	$ 1,431,040
270,705	MEMBERS High Income Fund, Class Y (R)	1,811,016
203,968	PIMCO Investment Grade Corporate Bond Fund	2,294,636
228,495	PIMCO Total Return Fund	2,572,849
98,702	Templeton Global Bond Fund	1,271,284
		9,380,825
	Foreign Stock Funds - 7.53%	
33,352	Matthews Asian Growth and Income Fund	527,627
121,433	MEMBERS International Stock Fund, Class Y (R)	1,068,615
		1,596,242
	Money Market Funds - 1.66%	
353,199	SSgA Prime Money Market Fund	$ 353,199

Shares		Value (Note 2)
	Stock Funds - 46.91%	
15,681	Calamos Growth and Income Fund	$ 411,309
41,928	Fairholme Fund	1,270,424
86,994	Hussman Strategic Growth Fund	1,170,065
12,893	iShares S&P 100 Index Fund ETF	604,295
132,693	Madison Mosaic Disciplined Equity Fund (R)	1,423,800
68,516	MEMBERS Equity Income Fund, Class Y (R)	634,460
130,147	MEMBERS Large Cap Growth Fund, Class Y (R)	1,703,623
159,911	MEMBERS Large Cap Value Fund, Class Y (R)	1,631,096
67,328	MEMBERS Small Cap Fund, Class Y (R)	592,489
13,569	T Rowe Price New Era Fund	508,985
		9,950,546
	Total Investment Companies - 100.33%	
	(Cost $21,194,438**)	21,280,812
	NET OTHER ASSETS AND LIABILITIES - (0.33)%	(69,901)
	TOTAL NET ASSETS - 100.00%	$ 21,210,911

** Aggregate cost for Federal tax purposes was $21,556,923.

(R) Affiliated Company (see Note 11).

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

Target Retirement 2030 Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
	INVESTMENT COMPANIES - 100.27%	
	Bond Funds - 34.10%	
110,928	MEMBERS Bond Fund, Class Y (R)	$ 1,144,780
258,889	MEMBERS High Income Fund, Class Y (R)	1,731,965
160,090	PIMCO Investment Grade Corporate Bond Fund	1,801,010
163,039	PIMCO Total Return Fund	1,835,815
91,047	Templeton Global Bond Fund	1,172,680
		7,686,250
	Foreign Stock Funds - 9.92%	
45,530	Matthews Asian Growth and Income Fund	720,278
133,299	MEMBERS International Stock Fund, Class Y (R)	1,173,028
16,413	Principal International Emerging Markets Fund, Institutional Class	342,530
		2,235,836
	Money Market Funds - 1.56%	
351,259	SSgA Prime Money Market Fund	351,259

Shares		Value (Note 2)
	Stock Funds - 54.69%	
34,494	Calamos Growth and Income Fund	$ 904,784
48,260	Fairholme Fund	1,462,283
88,100	Hussman Strategic Growth Fund	1,184,950
26,127	iShares S&P 100 Index Fund ETF	1,224,572
159,914	Madison Mosaic Disciplined Equity Fund (R)	1,715,877
69,522	MEMBERS Equity Income Fund, Class Y (R)	643,776
150,735	MEMBERS Large Cap Growth Fund, Class Y (R)	1,973,117
184,798	MEMBERS Large Cap Value Fund, Class Y (R)	1,884,941
77,803	MEMBERS Small Cap Fund, Class Y (R)	684,668
17,297	T Rowe Price New Era Fund	648,827
		12,327,795
	Total Investment Companies - 100.27%	
	(Cost $22,732,592**)	22,601,140
	NET OTHER ASSETS AND LIABILITIES - (0.27)%	(60,295)
	TOTAL NET ASSETS - 100.00%	$ 22,540,845

** Aggregate cost for Federal tax purposes was $22,978,962.

(R) Affiliated Company (see Note 11).

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

Target Retirement 2040 Fund Portfolio of Investments (unaudited)

Shares		Value (Note 2)
	INVESTMENT COMPANIES - 100.07%	
	Bond Funds - 23.42%	
61,897	MEMBERS Bond Fund, Class Y (R)	$ 638,773
193,277	MEMBERS High Income Fund, Class Y (R)	1,293,020
74,507	PIMCO Investment Grade Corporate Bond Fund	838,208
69,444	PIMCO Total Return Fund	781,945
70,436	Templeton Global Bond Fund	907,216
		4,459,162
	Foreign Stock Funds - 12.38%	
47,867	Matthews Asian Growth and Income Fund	757,256
134,206	MEMBERS International Stock Fund, Class Y (R)	1,181,013
20,120	Principal International Emerging Markets Fund, Institutional Class	419,910
		2,358,179
	Money Market Funds - 1.53%	
290,986	SSgA Prime Money Market Fund	290,986

Shares		Value (Note 2)
	Stock Funds - 62.74%	
28,287	Calamos Growth and Income Fund	$ 741,955
49,379	Fairholme Fund	1,496,182
75,629	Hussman Strategic Growth Fund	1,017,210
38,364	iShares S&P 100 Index Fund ETF	1,798,121
139,414	Madison Mosaic Disciplined Equity Fund (R)	1,495,907
66,526	MEMBERS Equity Income Fund, Class Y (R)	616,035
131,504	MEMBERS Large Cap Growth Fund, Class Y (R)	1,721,383
162,230	MEMBERS Large Cap Value Fund, Class Y (R)	1,654,743
75,966	MEMBERS Small Cap Fund, Class Y (R)	668,501
19,587	T Rowe Price New Era Fund	734,690
		11,944,727
	Total Investment Companies - 100.07% (Cost $19,305,791**)	19,053,054
	NET OTHER ASSETS AND LIABILITIES - (0.07)%	(14,228)
	TOTAL NET ASSETS - 100.00%	$ 19,038,826

** Aggregate cost for Federal tax purposes was $19,516,631.
(R) Affiliated Company (see Note 11).
ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of June 30, 2010 (unaudited)

	Conservative Allocation Fund	Moderate Allocation Fund	Aggressive Allocation Fund	Money Market Fund
Assets:				
Investments in securities, at cost				
Unaffiliated issuers.	$ 64,210,273	$ 97,665,422	$ 37,402,393	$ 81,531,828
Affiliated issuers[1]	139,027,720	259,354,161	80,722,740	–
Net unrealized appreciation (depreciation)				
Unaffiliated issuers.	(4,487)	(1,479,250)	(474,173)	–
Affiliated issuers[1]	(491,923)	(11,034,208)	(3,072,083)	–
Total investments at value.	202,741,583	344,506,125	114,578,877	81,531,828
Receivables:				
Investments sold.	456,115	–	139,266	337,531
Fund shares sold.	121,280	10,426	–	13
Dividends and interest.	569,004	769,764	153,813	21,398
Due from Adviser, net.	–	–	–	–
Total assets.	203,887,982	345,286,315	114,871,956	81,890,770
Liabilities:				
Payables:				
Investments purchased	706,404	517,599	325,842	–
Fund shares redeemed.	112,524	183,325	104,016	13,479
Accrued management fees.	50,376	87,151	29,146	30,562
Audit fees.	3,000	8,000	3,000	4,000
Distribution fees – Class II.	5,020	4,136	141	15
Compliance expense	1,345	4,169	1,430	3,564
Total liabilities	878,669	804,380	463,575	51,620
Net assets applicable to outstanding capital stock	$203,009,313	$344,481,935	$114,408,381	$ 81,839,150
Net assets consist of:				
Paid-in capital.	$210,702,793	$409,305,450	$141,004,456	$ 81,839,150
Accumulated undistributed net investment income	2,751,178	3,491,230	432,974	–
Accumulated net realized loss on investments sold and foreign currency related transactions	(9,948,248)	(55,801,287)	(23,482,793)	–
Net unrealized depreciation of investments (including appreciation (depreciation) of foreign currency related transactions)	(496,410)	(12,513,458)	(3,546,256)	–
Net Assets.	$203,009,313	$344,481,935	$114,408,381	$ 81,839,150
Class I Shares:				
Net Assets	$178,190,550	$324,076,642	$113,704,333	$ 81,417,892
Shares of beneficial interest outstanding	18,509,578	37,528,411	14,482,587	81,417,892
Net Asset Value and redemption price per share	$9.63	$8.64	$7.85	$1.00
Class II Shares:				
Net Assets	$ 24,818,763	$ 20,405,293	$ 704,048	$ 421,258
Shares of beneficial interest outstanding	2,579,960	2,365,025	89,781	421,258
Net Asset Value and redemption price per share	$9.62	$8.63	$7.84	$1.00

[1] See Note 11 for information on affiliated issuers.

Statements of Assets and Liabilities as of June 30, 2010 (unaudited)

	Bond Fund	High Income Fund	Diversified Income Fund	Equity Income Fund
Assets:				
Investments in securities, at cost				
Unaffiliated issuers	$510,814,747	$ 87,411,561	$393,504,504	$ 817,440
Affiliated issuers[1]	–	–	–	–
Net unrealized appreciation (depreciation)				
Unaffiliated issuers	25,624,726	2,478,557	9,540,650	(69,173)
Affiliated issuers[1]	–	–	–	–
Total investments at value	536,439,473	89,890,118	403,045,154	748,267
Cash	–	–	–	195,154
Foreign currency[2]	–	–	–	–
Receivables:				
Investments sold	–	–	–	6,717
Fund shares sold	297,640	32,087	128,985	21,231
Dividends and interest	4,512,794	1,697,194	2,900,887	72
Due from Adviser, net	–	–	–	–
Other assets	–	–	–	–
Total assets	541,249,907	91,619,399	406,075,026	971,441
Liabilities:				
Payables:				
Investments purchased	–	–	–	69,761
Fund shares redeemed	30,114	23,744	139,662	–
Accrued management fees	244,484	56,207	237,241	–
Audit fees	17,106	3,000	14,000	21
Distribution fees – Class II	3,962	457	2,566	73
Compliance expense	11,732	2,437	12,364	–
Options written, at value (premiums received of $28,607)	–	–	–	15,834
Total liabilities	307,398	85,845	405,833	85,616
Net assets applicable to outstanding capital stock	$540,942,509	$ 91,533,554	$405,669,193	$ 885,825
Net assets consist of:				
Paid-in capital	$521,680,030	$ 99,529,949	$443,206,517	$ 943,001
Accumulated undistributed net investment income (loss)	9,442,426	3,765,506	7,367,811	(776)
Accumulated net realized gain (loss) on investments sold and foreign currency related transactions	(15,804,673)	(14,240,458)	(54,445,785)	–
Net unrealized appreciation (depreciation) of investments (including appreciation (depreciation) of foreign currency related transactions)	25,624,726	2,478,557	9,540,650	(56,400)
Net Assets	$540,942,509	$ 91,533,554	$405,669,193	$ 885,825
Class I Shares:				
Net Assets	$520,250,957	$ 89,141,113	$392,710,152	$ 416,609
Shares of beneficial interest outstanding	48,965,348	9,536,960	25,269,256	45,000
Net Asset Value and redemption price per share	$10.62	$9.35	$15.54	$9.26
Class II Shares:				
Net Assets	$ 20,691,552	$ 2,392,441	$ 12,959,041	$ 469,216
Shares of beneficial interest outstanding	1,948,690	255,890	834,426	50,704
Net Asset Value and redemption price per share	$10.62	$9.35	$15.53	$9.25

[1] See Note 11 for information on affiliated issuers.
[2] Cost of foreign currency of $324,208 for the International Stock Fund.

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of June 30, 2010 (unaudited)

	Large Cap Value Fund	Large Cap Growth Fund	Mid Cap Fund	Small Cap Fund	International Stock Fund	Target Retirement 2020 Fund	Target Retirement 2030 Fund	Target Retirement 2040 Fund
	$567,441,318	$363,104,017	$387,153,561	$ 10,572,460	$ 93,273,396	$ 11,182,095	$ 11,905,106	$ 10,081,740
	–	–	–	–	–	10,012,343	10,827,486	9,224,051
	(28,947,328)	21,769,562	(3,801,440)	111,696	(3,162,382)	(197,422)	(256,118)	(298,061)
	–	–	–	–	–	283,796	124,666	45,324
	538,493,990	384,873,579	383,352,121	10,684,156	90,111,014	21,280,812	22,601,140	19,053,054
	–	–	3,200	–	–	–	–	–
	–	–	–	–	324,815	–	–	–
	19,644,187	4,261,038	–	–	285,484	–	–	–
	129,120	87,419	18,921	2,541	117,206	28,052	35,191	57,757
	827,083	261,810	194,548	6,896	299,429	39,204	35,957	27,663
	–	–	–	–	–	3,496	3,673	3,128
	–	–	1,102	–	179,964	–	–	–
	559,094,380	389,483,846	383,569,892	10,693,593	91,317,912	21,351,564	22,675,961	19,141,602
	15,745,060	8,437,200	897,612	151,587	121,513	133,545	127,699	96,466
	48,622	52,946	40,993	3,894	1,902	–	–	–
	283,239	265,142	297,134	9,764	98,957	6,991	7,346	6,255
	20,000	15,000	10,000	250	2,500	75	50	50
	862	2,130	1,682	218	1,555	–	–	–
	22,473	12,983	16,108	366	8,494	42	21	5
	–	–	–	–	–	–	–	–
	16,120,256	8,785,401	1,263,529	166,079	234,921	140,653	135,116	102,776
	$542,974,124	$380,698,445	$382,306,363	$ 10,527,514	$ 91,082,991	$ 21,210,911	$ 22,540,845	$ 19,038,826
	$693,520,684	$435,348,623	$470,690,788	$ 10,276,831	$128,686,240	$ 22,181,625	$ 23,472,222	$ 19,898,584
	4,968,362	1,104,679	(49,330)	15,979	169,885	231,436	198,910	143,950
	(126,567,594)	(77,524,419)	(84,533,655)	123,008	(34,615,126)	(1,288,524)	(998,835)	(750,971)
	(28,947,328)	21,769,562	(3,801,440)	111,696	(3,158,008)	86,374	(131,452)	(252,737)
	$542,974,124	$380,698,445	$382,306,363	$ 10,527,514	$ 91,082,991	$ 21,210,911	$ 22,540,845	$ 19,038,826
	$538,912,143	$370,190,494	$374,295,040	$ 9,511,036	$ 83,357,468	$ 21,210,911	$ 22,540,845	$ 19,038,826
	26,687,654	20,402,053	32,562,178	1,108,590	10,119,405	2,851,830	3,163,965	2,837,612
	$20.19	$18.14	$11.49	$8.58	$8.24	$7.44	$7.12	$6.71
	$ 4,061,981	$ 10,507,951	$ 8,011,323	$ 1,016,478	$ 7,725,523			
	201,348	579,745	697,508	118,606	938,161			
	$20.17	$18.13	$11.49	$8.57	$8.23			

See accompanying Notes to Financial Statements.

Statements of Operations for the Period Ended June 30, 2010 (unaudited)

	Conservative Allocation Fund	Moderate Allocation Fund	Aggressive Allocation Fund	Money Market Fund
Investment Income:				
Interest	$ 761	$ 1,244	$ 432	$ 55,121
Dividends				
Unaffiliated issuers	1,263,292	1,770,225	217,083	–
Affiliated issuers[1]	1,812,763	2,284,120	399,463	–
Less: Foreign taxes withheld	–	–	–	–
Total investment income	3,076,816	4,055,589	616,978	55,121
Expenses:				
Management fees	296,654	528,457	177,546	192,567
Trustees' fees	1,250	3,500	1,250	1,750
Audit fees	3,000	8,000	3,000	4,000
Distribution fees – Class II	23,389	20,233	778	104
Compliance expense	1,345	4,169	1,430	3,564
Total expenses before reimbursement/waiver	325,638	564,359	184,004	201,985
Less reimbursement/waiver	–	–	–	(146,864)
Total expenses net of reimbursement/waiver	325,638	564,359	184,004	55,121
Net Investment Income (Loss)	2,751,178	3,491,230	432,974	–
Net Realized and Unrealized Gain (Loss) on Investments				
Net realized gain (loss) on investments (including net realized gain (loss) on foreign currency related transactions)				
Unaffiliated issuers	4,368,864	4,600,103	(134,060)	–
Affiliated issuers	(518,182)	(425,087)	(576,683)	–
Net change in unrealized appreciation (depreciation) on:				
Investments (including net unrealized appreciation (depreciation) on foreign currency related transactions)	(6,352,222)	(17,028,076)	(6,364,203)	–
Options	–	–	–	–
Net Realized and Unrealized Gain (Loss) on Investments and Options Transactions	(2,501,540)	(12,853,060)	(7,074,946)	–
Net Increase (Decrease) in Net Assets from Operations	$ 249,638	$ (9,361,830)	$ (6,641,972)	$ –

[1] See Note 11 for information on affiliated issuers.

See accompanying Notes to Financial Statements.

Statements of Operations for the Period Ended June 30, 2010 (unaudited)

	Bond Fund	High Income Fund	Diversified Income Fund	Equity Income Fund	Large Cap Value Fund	Large Cap Growth Fund	Mid Cap Fund	Small Cap Fund
	$ 11,036,062	$ 4,205,541	$ 5,170,872	$ –	$ 1,951	$ 3,480	$ 4,753	$ 122
	–	–	3,726,389	247	6,873,276	2,849,495	1,273,613	72,034
	–	–	–	–	–	–	–	–
	–	–	(16,594)	–	–	(1,604)	(32,065)	–
	11,036,062	4,205,541	8,880,667	247	6,875,227	2,851,371	1,246,301	72,156
	1,502,530	369,676	1,465,786	929	1,842,798	1,698,525	1,268,575	54,584
	9,625	1,875	9,000	–	17,250	10,000	7,125	188
	15,000	3,000	14,000	21	20,000	15,000	10,000	250
	17,694	2,037	11,706	73	4,344	10,184	5,092	1,080
	11,733	2,437	12,364	–	22,473	12,983	4,839	75
	1,556,582	379,025	1,512,856	1,023	1,906,865	1,746,692	1,295,631	56,177
	–	–	–	–	–	–	–	–
	1,556,582	379,025	1,512,856	1,023	1,906,865	1,746,692	1,295,631	56,177
	9,479,480	3,826,516	7,367,811	(776)	4,968,362	1,104,679	(49,330)	15,979
	(179,739)	1,688,049	8,507,844	–	13,659,433	26,272,534	20,805,934	1,160,432
	–	–	–	–	–	–	–	–
	16,620,952	(2,616,081)	(10,763,283)	(69,173)	(71,692,033)	(63,628,339)	(41,113,333)	(390,101)
	–	–	–	12,773	–	–	–	–
	16,441,213	(928,032)	(2,255,439)	(56,400)	(58,032,600)	(37,355,805)	(20,307,399)	770,331
	$ 25,920,693	$ 2,898,484	$ 5,112,372	$ (57,176)	$(53,064,238)	$(36,251,126)	$(20,356,729)	$ 786,310

See accompanying Notes to Financial Statements.

Statements of Operations for the Period Ended June 30, 2010 (unaudited)

	International Stock Fund	Target Retirement 2020 Fund	Target Retirement 2030 Fund	Target Retirement 2040 Fund
Investment Income:				
Interest	$ 866	$ 113	$ 114	$ 97
Dividends				
Unaffiliated issuers	1,808,242	153,465	130,519	93,666
Affiliated issuers[1]	–	98,855	89,430	68,429
Less: Foreign taxes withheld	(160,324)	–	–	–
Total investment income	1,648,784	252,433	220,063	162,192
Expenses:				
Management fees	525,487	41,661	42,064	36,274
Trustees' fees	2,550	50	50	50
Audit fees	2,500	75	50	50
Distribution fees – Class II[2]	6,948	–	–	–
Compliance expense	865	41	21	5
Total expenses before reimbursement/waiver	538,350	41,827	42,185	36,379
Less reimbursement/waiver	–	(20,830)	(21,032)	(18,137)
Total expenses net of reimbursement/waiver	538,350	20,997	21,153	18,242
Net Investment Income	1,110,434	231,436	198,910	143,950
Net Realized and Unrealized Gain (Loss) on Investments				
Net realized gain (loss) on investments (including net realized gain (loss) on foreign currency related transactions)				
Unaffiliated issuers	(11,687,413)	5,041	(51,978)	(47,480)
Affiliated issuers	–	(90,274)	(70,857)	(41,908)
Net change in unrealized appreciation (depreciation) on investments (including net unrealized appreciation (depreciation) on foreign currency related transactions)	(10,932,359)	(760,264)	(978,592)	(1,057,405)
Net Realized and Unrealized Gain (Loss) on Investments	(22,619,772)	(845,497)	(1,101,427)	(1,146,793)
Net Increase (Decrease) in Net Assets from Operations	$ (21,509,338)	$ (614,061)	$ (902,517)	$ (1,002,843)

[1] See Note 11 for information on affiliated issuers.
[2] Class II shares are not available for the Target Retirement Funds.

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Conservative Allocation Fund		Moderate Allocation Fund	
	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09
Net Assets at beginning of period	$189,151,289	$116,678,068	$344,590,404	$243,761,079
Increase (decrease) in net assets from operations:				
Net investment income	2,751,178	4,826,812	3,491,230	6,572,283
Net realized gain (loss) on investment	3,850,682	(8,857,931)	4,175,016	(28,234,158)
Net change in unrealized appreciation (depreciation) on investments	(6,352,222)	28,277,479	(17,028,076)	77,568,892
Net increase (decrease) in net assets from operations	249,638	24,246,360	(9,361,830)	55,907,017
Distributions to shareholders from:				
Net investment income				
Class I	(76,082)	(4,767,331)	(103,446)	(6,702,184)
Class II	–	(223,887)	–	(158,375)
Net realized gains				
Class I	–	–	–	–
Total distributions	(76,082)	(4,991,218)	(103,446)	(6,860,559)
Capital Stock transactions:				
Class I Shares				
Proceeds from sale of shares	15,057,018	48,197,600	21,239,007	52,588,638
Net asset value of shares issued in reinvestment of distributions	76,082	4,767,331	103,446	6,702,184
Cost of shares repurchased	(13,545,421)	(12,259,692)	(20,916,492)	(19,097,422)
Net increase in net assets from capital share transactions	1,587,679	40,705,239	425,961	40,193,400
Class II Shares[1]				
Proceeds from sale of shares	12,639,105	12,467,744	9,422,887	12,754,353
Net asset value of shares issued in reinvestment of distributions	–	223,887	–	158,375
Cost of shares repurchased	(542,316)	(178,791)	(492,041)	(1,323,261)
Net increase in net assets from capital share transactions	13,684,468	12,512,840	9,356,807	11,589,467
Total increase (decrease) in net assets	13,858,024	72,473,221	(108,469)	100,829,325
Net Assets at end of period	$203,009,313	$189,151,289	$344,481,935	$344,590,404
Undistributed net investment income included in net assets	$ 2,751,178	$ 76,082	$3,491,230	$ 103,446
Capital Share transactions:				
Class I Shares				
Shares sold	1,545,004	5,448,382	2,366,623	6,666,402
Issued to shareholders in reinvestment of distributions	7,820	514,619	11,605	791,400
Shares redeemed	(1,391,563)	(1,376,271)	(2,341,442)	(2,406,261)
Net increase in shares outstanding	161,261	4,586,730	36,786	5,051,541
Class II Shares[1]				
Shares sold	1,300,965	1,332,005	1,049,581	1,519,377
Issued to shareholders in reinvestment of distributions	–	23,296	–	17,861
Shares redeemed	(55,933)	(20,373)	(56,145)	(165,649)
Net increase in shares outstanding	1,245,032	1,334,928	993,436	1,371,589

[1] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Aggressive Allocation Fund		Money Market Fund	
	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09
Net Assets at beginning of period	$115,006,315	$ 69,616,011	$92,647,633	$159,348,665
Increase (decrease) in net assets from operations:				
Net investment income (loss)	432,974	1,300,679	–	5,409
Net realized gain (loss) on investment	(710,743)	(9,641,347)	–	–
Net change in unrealized appreciation (depreciation) on investments and options transactions	(6,364,203)	32,502,011	–	–
Net increase (decrease) in net assets from operations	(6,641,972)	24,161,343	–	5,409
Distributions to shareholders from:				
Net investment income				
Class I	–	(1,429,089)	–	(5,409)
Class II	–	(4,716)	–	–
Net realized gains				
Class I	–	–	–	–
Total distributions	–	(1,433,805)	–	(5,409)
Capital Stock transactions:				
Class I Shares				
Shares sold	11,474,123	27,495,291	15,779,847	23,066,620
Issued to shareholders in reinvestment of distributions	–	1,429,089	–	5,409
Shares redeemed	(5,661,606)	(6,745,001)	(26,824,282)	(89,958,367)
Net increase (decrease) from capital share transactions	5,812,517	22,179,379	(11,044,435)	(66,886,338)
Class II Shares[1]				
Shares sold	236,904	480,785	561,233	271,669
Issued to shareholders in reinvestment of distributions	–	4,716	–	–
Shares redeemed	(5,383)	(2,114)	(325,281)	(86,363)
Net increase from capital share transactions	231,521	483,387	235,952	185,306
Total net increase (decrease) from capital stock transactions	6,044,038	22,662,766	(10,808,483)	(66,701,032)
Total increase (decrease) in net assets	(597,934)	45,390,304	(10,808,483)	(66,701,032)
Net Assets at end of period	$114,408,381	$115,006,315	$ 81,839,150	$ 92,647,633
Undistributed net investment income included in net assets	$ 432,974	$ –	$ –	$ –
Capital Share transactions:				
Class I Shares				
Shares sold	1,364,941	3,946,294	15,779,847	23,066,620
Issued to shareholders in reinvestment of distributions	–	177,871	–	5,409
Shares redeemed	(682,653)	(915,141)	(26,824,282)	(89,958,367)
Net increase (decrease) in shares outstanding	682,288	3,209,024	(11,044,435)	(66,886,338)
Class II Shares[1]				
Shares sold	28,414	61,702	561,233	271,669
Issued to shareholders in reinvestment of distributions	–	568	–	–
Shares redeemed	(636)	(267)	(325,281)	(86,363)
Net increase in shares outstanding	27,778	62,003	235,952	185,306

[1] Class II shares commenced investment operations on May 1, 2009.
[2] The Equity Income Fund commenced investment operations on April 30, 2010.

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Bond Fund		High Income Fund		Diversified Fund		Equity Income Fund
	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Inception to 6/30/10[2]
	$551,508,094	$572,562,403	$108,870,121	$ 90,728,399	$424,642,342	$438,046,968	$ –
	9,479,480	23,291,118	3,826,516	7,977,724	7,367,811	16,805,881	(776)
	(179,739)	(9,641,583)	1,688,049	(1,908,133)	8,507,844	(45,549,349)	–
	16,620,952	20,181,209	(2,616,081)	23,196,057	(10,763,283)	69,022,085	(56,400)
	25,920,693	33,830,744	2,898,484	29,265,648	5,112,372	40,278,617	(57,176)
	(286,823)	(23,057,764)	(127,150)	(8,050,694)	(209,484)	(16,548,568)	–
	–	(239,898)	–	(54,824)	–	(141,616)	–
	–	–	–	–	–	–	–
	(286,823)	(23,297,662)	(127,150)	(8,105,518)	(209,484)	(16,690,184)	–
	13,422,677	58,018,601	1,460,236	6,765,253	2,744,500	10,140,953	450,000
	286,823	23,057,764	127,150	8,050,694	209,484	16,548,568	–
	(60,192,586)	(122,502,720)	(22,898,920)	(18,956,948)	(33,557,719)	(69,765,608)	–
	(46,483,086)	(41,426,355)	(21,311,534)	(4,141,001)	(30,603,735)	(43,076,087)	450,000
	10,349,199	9,630,532	1,209,316	1,081,174	7,630,665	6,085,900	493,057
	–	239,898	–	54,824	–	141,616	–
	(65,568)	(31,466)	(5,683)	(13,405)	(902,967)	(144,488)	(56)
	10,283,631	9,838,964	1,203,633	1,122,593	6,727,698	6,083,028	493,001
	(36,199,455)	(31,587,391)	(20,107,901)	(3,018,408)	(23,876,037)	(36,993,059)	943,001
	(10,565,585)	(21,054,309)	(17,336,567)	18,141,722	(18,973,149)	(13,404,626)	885,825
	$540,942,509	$551,508,094	$ 91,533,554	$108,870,121	$405,669,193	$424,642,342	$ 885,825
	$ 9,442,426	$ 249,769	$ 3,765,506	$ 66,140	$7,367,811	$ 209,484	–
	1,297,121	5,718,500	157,706	792,157	173,756	701,712	45,000
	27,352	2,296,864	13,764	923,541	13,228	1,126,943	–
	(5,800,072)	(12,156,519)	(2,463,209)	(2,248,840)	(2,138,107)	(4,901,466)	–
	(4,475,599)	(4,141,155)	(2,291,739)	(533,142)	(1,951,123)	(3,072,811)	45,000
	996,373	938,118	130,469	121,539	485,074	407,839	50,710
	–	23,607	–	6,021	–	9,162	–
	(6,301)	(3,107)	(613)	(1,526)	(57,960)	(9,689)	(6)
	990,072	958,618	129,856	126,034	427,114	407,312	50,704

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Large Cap Value Fund		Large Cap Growth Fund	
	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09
Net Assets at beginning of period	$633,315,527	$609,443,601	$439,485,846	$352,473,289
Increase (decrease) in net assets from operations:				
Net investment income (loss)	4,968,362	12,901,396	1,104,679	2,811,433
Net realized gain (loss) on investment	13,659,433	(41,096,851)	26,272,534	(15,751,601)
Net change in unrealized appreciation (depreciation)	(71,692,033)	120,844,081	(63,628,339)	141,045,650
Net increase (decrease) in net assets from operations	(53,064,238)	92,648,626	(36,251,126)	128,105,482
Distributions to shareholders from:				
Net investment income				
Class I	(133,000)	(12,916,238)	(35,351)	(2,778,954)
Class II	–	(22,315)	–	(15,228)
Net realized gains				
Class I	–	–	–	–
Total distributions	(133,000)	(12,938,553)	(35,351)	(2,794,182)
Capital Stock transactions:				
Class I Shares				
Shares sold	6,209,099	23,903,274	6,530,494	22,586,452
Issued to shareholders in reinvestment of distributions	133,000	12,916,238	35,351	2,778,954
Shares redeemed	(45,405,480)	(95,019,745)	(34,534,138)	(69,134,133)
Net increase (decrease) from capital share transactions	(39,063,381)	(58,200,233)	(27,968,293)	(43,768,727)
Class II Shares[1]				
Shares sold	1,939,623	2,364,778	5,501,801	5,465,138
Issued to shareholders in reinvestment of distributions	–	22,315	–	15,228
Shares redeemed	(20,407)	(25,007)	(34,432)	(10,382)
Net increase from capital share transactions	1,919,216	2,362,086	5,467,369	5,469,984
Total net increase (decrease) from capital stock transactions	(37,144,165)	(55,838,147)	(22,500,924)	(38,298,743)
Total increase (decrease) in net assets	(90,341,403)	23,871,926	(58,787,401)	87,012,557
Net Assets at end of period	$542,974,124	$633,315,527	$380,698,445	$439,485,846
Undistributed net investment income	$ 4,968,362	$ 133,000	$ 1,104,679	$ 35,351
Capital Share transactions:				
Class I Shares				
Shares sold	270,589	1,259,034	321,396	1,369,916
Issued to shareholders in reinvestment of distributions	6,100	660,509	1,800	152,387
Shares redeemed	(2,036,231)	(4,862,113)	(1,737,581)	(4,016,938)
Net increase (decrease) from capital share transactions	(1,759,542)	(2,942,570)	(1,414,385)	(2,494,635)
Class II Shares[1]				
Shares sold	87,217	115,293	279,322	301,926
Issued to shareholders in reinvestment of distributions	–	998	–	759
Shares redeemed	(948)	(1,212)	(1,660)	(602)
Net increase from capital share transactions	86,269	115,079	277,662	302,083

[1] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Mid Cap Fund		Small Cap Fund		International Stock Fund		Target Retirement 2020 Fund	
	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	(unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09
	$231,140,313	$166,464,913	$ 58,605,016	$ 5,985,697	$ 81,959,251	$ 72,768,214	$19,299,907	$ 8,718,521
	(49,330)	(104,120)	15,979	51,771	1,110,434	1,544,670	231,436	294,419
	20,805,934	(37,900,000)	1,160,432	(617,038)	(11,687,413)	(8,729,999)	(85,233)	555,068
	(41,113,333)	115,517,618	(390,101)	2,621,695	(10,932,359)	26,452,015	(760,264)	2,739,249
	(20,356,729)	77,513,498	786,310	2,056,428	(21,509,338)	19,266,686	(614,061)	3,588,736
	–	(5,837)	(891)	(40,097)	(939,550)	(1,466,292)	–	(323,699)
	–	–	–	(809)	(66,548)	(63,227)	–	–
	–	–	–	–	–	–	–	–
	–	(5,837)	(891)	(40,906)	(1,006,098)	(1,529,519)	–	(323,699)
	187,993,430	18,490,085	9,698,796	856,902	42,764,632	4,628,487	5,655,176	8,086,115
	–	5,837	891	40,097	939,550	1,466,292	–	323,699
	(23,535,506)	(32,919,803)	(8,985,243)	(839,841)	(16,694,189)	(18,402,556)	(3,130,111)	(1,093,465)
	164,457,924	(14,423,881)	714,444	57,158	27,009,993	(12,307,777)	2,525,065	7,316,349
	7,082,562	1,594,503	443,338	551,876	4,583,480	3,704,941		
	–	–	–	809	66,548	63,227		
	(17,707)	(2,883)	(20,703)	(6,046)	(20,845)	(6,521)		
	7,064,855	1,591,620	422,635	546,639	4,629,183	3,761,647		
	171,522,779	(12,832,261)	1,137,079	603,797	31,639,176	(8,546,130)	2,525,065	10,581,386
	151,166,050	64,675,400	1,922,498	2,619,319	9,123,740	9,191,037	1,911,004	10,581,386
	$382,306,363	$231,140,313	$ 10,527,514	$ 8,605,016	$91,082,991	$ 81,959,251	$21,210,911	$ 19,299,907
	$ –	$ –	$ 15,979	$ 891	$ 169,885	$ 65,549	$ –	$ –
	39,996,914	5,174,854	1,117,684	135,378	3,704,338	594,689	729,254	1,201,511
	–	1,753	88	5,318	97,596	156,897	–	43,937
	(3,540,392)	(8,732,145)	(944,975)	(122,189)	(1,869,894)	(2,148,889)	(402,991)	(163,235)
	36,456,522	(3,555,538)	172,797	18,507	1,932,040	(1,397,303)	326,263	1,082,213
	1,281,449	394,534	48,674	72,869	517,584	410,041		
	–	–	–	93	6,912	6,626		
	(2,629)	(735)	(2,263)	(767)	(2,235)	(767)		
	1,278,820	393,799	46,411	72,195	522,261	415,900		

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

Year Ended December 31,	Target Retirement 2030 Fund (unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09	Target Retirement 2040 Fund (unaudited) Six-Months Ended 6/30/10	Year Ended 12/31/09
Net Assets at beginning of period	$ 19,330,304	$ 8,010,286	$ 16,656,174	$ 6,385,244
Increase (decrease) in net assets from operations:				
Net investment income	198,910	244,296	143,950	135,424
Net realized gain (loss) on investment	(122,835)	488,323	(89,388)	773,217
Net change in unrealized appreciation (depreciation)	(978,592)	3,165,472	(1,057,405)	2,527,613
Net increase (decrease) in net assets from operations	(902,517)	3,898,091	(1,002,843)	3,436,254
Distributions to shareholders from:				
Net investment income				
Class I	(7,679)	(270,609)	(9,451)	(157,883)
Net realized gains				
Class I	–	–	–	–
Total distributions	(7,679)	(270,609)	(9,451)	(157,883)
Capital Stock transactions:				
Class I Shares				
Shares sold	5,592,078	7,908,500	4,494,389	7,164,454
Issued to shareholders in reinvestment of distributions	7,679	270,609	9,451	157,883
Shares redeemed	(1,479,020)	(486,573)	(1,108,894)	(329,778)
Net increase from capital stock transactions	4,120,737	7,692,536	3,394,946	6,992,559
Total net increase from capital stock transactions	4,120,737	7,692,536	3,394,946	6,992,559
Total increase in net assets	3,210,541	11,320,018	2,382,652	10,270,930
Net Assets at end of period	$ 22,540,845	$ 19,330,304	$ 19,038,826	$ 16,656,174
Undistributed net investment income	$ –	$ 7,679	$ 143,950	$ 9,451
Capital Share transactions:				
Class I Shares				
Shares sold	749,488	1,253,097	632,594	1,212,814
Issued to shareholders in reinvestment of distributions	1,040	38,477	1,348	23,589
Shares redeemed	(195,676)	(75,193)	(152,692)	(56,049)
Net increase (decrease) from capital share transactions	554,852	1,216,381	481,250	1,180,354

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

CONSERVATIVE ALLOCATION FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,			Inception to 12/31/06[1]
		2009	2008	2007	
CLASS I					
Net Asset Value at beginning of period	$ 9.61	$ 8.48	$10.77	$10.60	$10.00
Income from Investment Operations:					
Net investment income[3]	0.13	0.29	0.35	0.45	0.23
Net realized and unrealized gain (loss) on investments	(0.11)	1.12	(2.27)	(0.03)	0.51
Total from investment operations	0.02	1.41	(1.92)	0.42	0.74
Less Distributions:					
Distributions from net investment income	–	(0.28)	(0.27)	(0.23)	(0.14)
Distributions from capital gains	–	–	(0.10)	(0.02)	–
Total distributions	0.00	(0.28)	(0.37)	(0.25)	(0.14)
Net increase (decrease) in net asset value	0.02	1.13	(2.29)	0.17	0.60
Net Asset Value at end of period	$ 9.63	$ 9.61	$ 8.48	$10.77	$10.60
Total Return[4] (%)	0.22[5]	16.76	(17.89)	3.92	7.34[5]
Ratios/Supplemental Data:					
Net Assets at end of period (in 000's)	$178,190	$176,322	$116,678	$66,747	$9,113
Ratios of expenses to average net assets:					
Before management fee reduction (%)	0.31[6]	0.31	0.31	0.31	0.34[6]
After management fee reduction (%)	0.31[6]	0.31	0.28	0.21	0.24[6]
Ratio of net investment income to average net assets (%)	2.78[6]	3.23	3.53	4.12	4.25[6]
Portfolio Turnover (%)	33[5]	47	71	28	24[5]

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[2]
CLASS II		
Net Asset Value at beginning of period	$ 9.61	$ 8.51
Income from Investment Operations:		
Net investment income[3]	0.11	0.28
Net realized and unrealized gain (loss) on investments	(0.10)	0.99
Total from investment operations	0.01	1.27
Less Distributions:		
Distributions from net investment income	–	(0.17)
Net increase in net asset value	0.01	1.10
Net Asset Value at end of period	$ 9.62	$ 9.61
Total Return[4] (%)	0.10[5]	14.91[5]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$24,819	$12,829
Ratios of expenses to average net assets (%)	0.55[6]	0.56[6]
Ratio of net investment income to average net assets (%)	2.81[6]	4.38[6]
Portfolio Turnover (%)	33[5]	47[5]

[1] Commenced investment operations June 30, 2006.

[2] Commenced investment operations May 1, 2009.

[3] Based on average shares outstanding during the year.

[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[5] Not annualized.

[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

MODERATE ALLOCATION FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,			Inception to 12/31/06[1]
		2009	2008	2007	
CLASS I					
Net Asset Value at beginning of period	$ 8.87	$ 7.51	$11.21	$10.86	$10.00
Income from Investment Operations:					
Net investment income[3]	0.09	0.18	0.21	0.28	0.20
Net realized and unrealized gain (loss) on investments	(0.32)	1.37	(3.55)	0.32	0.79
Total from investment operations	(0.23)	1.55	(3.34)	0.60	0.99
Less Distributions:					
Distributions from net investment income	–	(0.19)	(0.17)	(0.19)	(0.13)
Distributions from capital gains	–	–	(0.19)	(0.06)	(0.00)[5]
Total distributions	0.00	(0.19)	(0.36)	(0.25)	(0.13)
Net increase (decrease) in net asset value	(0.23)	1.36	(3.70)	0.35	0.86
Net Asset Value at end of period	$ 8.64	$ 8.87	$ 7.51	$11.21	$10.86
Total Return[4] (%)	(2.58)[6]	20.61	(30.23)	5.56	9.87[6]
Ratios/Supplemental Data:					
Net Assets at end of period (in 000's)	$324,077	$332,428	$243,761	$218,281	$36,994
Ratios of expenses to average net assets:					
Before management fee reduction (%)	0.31[7]	0.31	0.31	0.31	0.34[7]
After management fee reduction (%)	0.31[7]	0.31	0.28	0.21	0.24[7]
Ratio of net investment income to average net assets (%)	1.98[7]	2.29	2.20	2.45	3.74[7]
Portfolio Turnover (%)	23[6]	52	69	29	23[6]

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[2]
CLASS II		
Net Asset Value at beginning of period	$ 8.87	$ 7.56
Income from Investment Operations:		
Net investment income[3]	0.07	0.19
Net realized and unrealized gain (loss) on investments	(0.31)	1.24
Total from investment operations	(0.24)	1.43
Less Distributions:		
Distributions from net investment income	0.00	(0.12)
Net increase in net asset value	(0.24)	1.31
Net Asset Value at end of period	$ 8.63	$ 8.87
Total Return[4] (%)	(2.70)[6]	18.82[6]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$20,405	$12,162
Ratios of expenses to average net assets (%)	0.56[7]	0.56[7]
Ratio of net investment income to average net assets (%)	1.93[7]	3.33[7]
Portfolio Turnover (%)	23[6]	52[6]

[1] Commenced investment operations June 30, 2006.

[2] Commenced investment operations May 1, 2009.

[3] Based on average shares outstanding during the year.

[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[5] Amount represents less than $0.005 per share.

[6] Not annualized.

[7] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

AGGRESSIVE ALLOCATION FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,			Inception to 12/31/06[1]
		2009	2008	2007	
CLASS I					
Net Asset Value at beginning of period	$ 8.30	$ 6.57	$11.61	$11.10	$10.00
Income from Investment Operations:					
Net investment income[3]	0.03	0.10	0.09	0.09	0.15
Net realized and unrealized gain (loss) on investments	(0.48)	1.74	(4.74)	0.77	1.10
Total from investment operations	(0.45)	1.84	(4.65)	0.86	1.25
Less Distributions:					
Distributions from net investment income	–	(0.11)	(0.06)	(0.14)	(0.15)
Distributions from capital gains	–	–	(0.33)	(0.21)	–
Total distributions	0.00	(0.11)	(0.39)	(0.35)	(0.15)
Net increase (decrease) in net asset value	(0.45)	1.73	(5.04)	0.51	1.10
Net Asset Value at end of period	$ 7.85	$ 8.30	$ 6.57	$11.61	$11.10
Total Return[4] (%)	(5.37)[5]	27.91	(41.09)	7.69	12.49[5]
Ratios/Supplemental Data:					
Net Assets at end of period (in 000's)	$113,704	$114,492	$69,616	$68,120	$21,547
Ratios of expenses to average net assets:					
Before management fee reduction (%)	0.31[6]	0.31	0.31	0.31	0.33[6]
After management fee reduction (%)	0.31[6]	0.31	0.28	0.21	0.23[6]
Ratio of net investment income to average net assets (%)	0.73[6]	1.44	0.94	0.79	2.71[6]
Portfolio Turnover (%)	11[5]	58	67	46	21[5]

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[2]
CLASS II		
Net Asset Value at beginning of period	$ 8.30	$ 6.69
Income from Investment Operations:		
Net investment income[3]	0.02	0.15
Net realized and unrealized gain (loss) on investments	(0.48)	1.54
Total from investment operations	(0.46)	1.69
Less Distributions:		
Distributions from net investment income	–	(0.08)
Net increase in net asset value	(0.46)	1.61
Net Asset Value at end of period	$ 7.84	$ 8.30
Total Return[4] (%)	(5.48)[5]	25.09[5]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$704	$514
Ratios of expenses to average net assets (%)	0.56[6]	0.56[6]
Ratio of net investment income to average net assets (%)	0.56[6]	2.86[6]
Portfolio Turnover (%)	11[5]	58[5]

[1] Commenced investment operations June 30, 2006.

[2] Commenced investment operations May 1, 2009.

[3] Based on average shares outstanding during the year.

[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[5] Not annualized.

[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

MONEY MARKET FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Income from Investment Operations:						
Net investment income[2]	–	0.00[4]	0.02	0.05	0.04	0.03
Net realized and unrealized gain (loss) on investments	–	–	0.00[4]	0.00[4]	0.00[4]	–
Total from investment operations	0.00	0.00	0.02	0.05	0.04	0.03
Less Distributions:						
Distributions from net investment income	–	(0.00)[4]	(0.02)	(0.05)	(0.04)	(0.03)
Net increase in net asset value	0.00	0.00	0.00	0.00	0.00	0.00
Net Asset Value at end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total Return[3] (%)	0.00[6]	0.00	1.75	4.71	4.54	2.78
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$81,418	$92,463	$159,349	$111,333	$100,462	$94,637
Ratios of expenses to average net assets:						
Before waiver of expenses by Adviser (%)	0.47[7]	0.47	0.47	0.46	0.46	0.46
After waiver of expenses by Adviser (%)	0.13[7]	0.28[7]	0.47	0.46	0.46	0.46
Ratio of net investment income to average net assets (%)	0.00[7]	0.00	1.67	4.58	4.42	2.73

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
CLASS II		
Net Asset Value at beginning of period	$1.00	$1.00
Income from Investment Operations:		
Net investment income[2]	–	–
Net realized and unrealized gain (loss) on investments	–	–
Total from investment operations	0.00	0.00
Less Distributions:		
Distributions from net investment income	–	–
Net increase in net asset value	0.00	0.00
Net Asset Value at end of period	$1.00	$1.00
Total Return[3](%)	0.00[5]	0.00[5]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$421	$185
Ratios of expenses to average net assets:		
Before waiver of expenses by Adviser (%)	0.75[6]	0.73[6]
After waiver of expenses by Adviser (%)	0.13[6,7]	0.20[6,7]
Ratio of net investment income to average net assets (%)	0.00[6]	0.00[6]

[1] Commenced investment operations May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[4] Amount represents less than $0.005 per share.

[5] Not annualized.

[6] Annualized.

[7] Amount includes fees waived by the adviser (see Note 3).

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

BOND FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$10.14	$ 9.94	$10.19	$10.11	$10.17	$10.34
Income from Investment Operations:						
Net investment income[2]	0.18	0.43	0.50	0.49	0.47	0.42
Net realized and unrealized gain (loss) on investments	0.31	0.21	(0.21)	0.02	(0.06)	(0.16)
Total from investment operations	0.49	0.64	0.29	0.51	0.41	0.26
Less Distributions:						
Distributions from net investment income	(0.01)	(0.44)	(0.54)	(0.43)	(0.47)	(0.43)
Net increase (decrease) in net asset value	0.48	0.20	(0.25)	0.08	(0.06)	(0.17)
Net Asset Value at end of period	$10.62	$10.14	$ 9.94	$10.19	$10.11	$10.17
Total Return[3] (%)	4.86[4]	6.50	2.86	5.05	4.01	2.51
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$520,251	$541,789	$572,562	$646,233	$659,273	$623,976
Ratios of expenses to average net assets	0.56[5]	0.57	0.56	0.56	0.56	0.56
Ratio of net investment income to average net assets (%)	3.48[5]	4.28	4.84	4.81	4.54	4.06
Portfolio Turnover (%)	1[4]	25	12	29	27	51

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
CLASS II		
Net Asset Value at beginning of period	$10.14	$ 9.85
Income from Investment Operations:		
Net investment income[2]	0.13	0.27
Net realized and unrealized gain (loss) on investments	0.35	0.28
Total from investment operations	0.48	0.55
Less Distributions:		
Distributions from net investment income	–	(0.26)
Net increase in net asset value	0.48	0.29
Net Asset Value at end of period	$10.62	$10.14
Total Return[3](%)	4.73	5.55[4]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$20,692	$9,719
Ratios of expenses to average net assets	0.81[5]	0.82[5]
Ratio of net investment income to average net assets (%)	3.10[5]	3.86[5]
Portfolio Turnover (%)	1[4]	25[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

HIGH INCOME FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$ 9.11	$ 7.34	$ 9.54	$10.16	$10.01	$10.40
Income from Investment Operations:						
Net investment income[2]	0.36	0.68	0.67	0.76	0.74	0.68
Net realized and unrealized gain (loss) on investments	(0.11)	1.80	(2.07)	(0.53)	0.16	(0.42)
Total from investment operations	0.25	2.48	(1.40)	0.23	0.90	0.26
Less Distributions:						
Distributions from net investment income	(0.01)	(0.71)	(0.80)	(0.85)	(0.74)	(0.65)
Distributions from capital gains	–	–	–	(0.00)[4]	(0.01)	–
Total distributions	(0.01)	(0.71)	(0.80)	(0.85)	(0.75)	(0.65)
Net increase (decrease) in net asset value	0.24	1.77	(2.20)	(0.62)	0.15	(0.39)
Net Asset Value at end of period	$ 9.35	$ 9.11	$ 7.34	$ 9.54	$10.16	$10.01
Total Return[3] (%)	2.78[5]	34.29	(14.74)	2.29	9.03	2.51
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$89,141	$107,722	$90,728	$135,045	$153,528	$134,032
Ratios of expenses to average net assets	0.77[6]	0.77	0.76	0.76	0.77	0.76
Ratio of net investment income to average net assets (%)	7.79[6]	7.94	7.42	7.27	7.12	6.47
Portfolio Turnover (%)	25[5]	73	45	73	64	86

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
CLASS II		
Net Asset Value at beginning of period	$ 9.11	$ 8.14
Income from Investment Operations:		
Net investment income[2]	0.28	0.47
Net realized and unrealized gain (loss) on investments	(0.04)	0.96
Total from investment operations	0.24	1.43
Less Distributions:		
Distributions from net investment income	–	(0.46)
Net increase in net asset value	0.24	0.97
Net Asset Value at end of period	$ 9.35	$ 9.11
Total Return[3](%)	2.66[5]	17.49[5]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$2,393	$1,148
Ratios of expenses to average net assets	1.02[6]	1.01[6]
Ratio of net investment income to average net assets (%)	7.52[6]	7.65[6]
Portfolio Turnover (%)	25[5]	73[5]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Amount represents less than $0.005 per share.
[5] Not annualized.
[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

DIVERSIFIED INCOME FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$15.37	$14.46	$17.62	$18.46	$19.40	$19.11
Income from Investment Operations:						
Net investment income[2]	0.27	0.60	0.72	0.79	0.49	0.42
Net realized and unrealized gain (loss) on investments	(0.09)	0.92	(3.05)	(0.32)	1.45	0.32
Total from investment operations	0.18	1.52	(2.33)	0.47	1.94	0.74
Less Distributions:						
Distributions from net investment income	(0.01)	(0.61)	(0.81)	(0.80)	(0.55)	(0.45)
Distributions from capital gains	–	–	(0.02)	(0.51)	(2.33)	–
Total distributions	(0.01)	(0.61)	(0.83)	(1.31)	(2.88)	(0.45)
Net increase (decrease) in net asset value	0.17	0.91	(3.16)	(0.84)	(0.94)	0.29
Net Asset Value at end of period	$15.54	$15.37	$14.46	$17.62	$18.46	$19.40
Total Return[3] (%)	1.16[5]	10.74	(13.25)	2.51	9.98[4]	3.89
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$392,710	$418,381	$438,047	$637,606	$735,881	$785,301
Ratios of expenses to average net assets	0.72[6]	0.72	0.71	0.71	0.71	0.71
Ratio of net investment income to average net assets (%)	3.53[6]	4.12	4.37	4.21	2.52	2.18
Portfolio Turnover (%)	14[5]	26	14	41	62	52

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
CLASS II		
Net Asset Value at beginning of period	$15.37	$13.74
Income from Investment Operations:		
Net investment income[2]	0.20	0.35
Net realized and unrealized gain (loss) on investments	(0.04)	1.64
Total from investment operations	0.16	1.99
Less Distributions:		
Distributions from net investment income	–	(0.36)
Net increase in net asset value	0.16	1.63
Net Asset Value at end of period	$15.53	$15.37
Total Return[3] (%)	1.04[5]	14.43[5]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$12,959	$6,261
Ratios of expenses to average net assets	0.97[6]	0.97[6]
Ratio of net investment income to average net assets (%)	3.27[6]	3.44[6]
Portfolio Turnover (%)	14[5]	26[5]

[1] Commenced investment operations May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[4] In 2006, 0.01% of the Fund's total return consisted of a voluntary reimbursement by the Adviser for a realized investment loss. Excluding this reimbursement, the total return would have been 9.97%.

[5] Not annualized.

[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

EQUITY INCOME FUND

	(unaudited) Six-Months Ended 6/30/10[1]
CLASS I	
Net Asset Value at beginning of period	$10.00
Income from Investment Operations:	
Net investment income[2]	(0.01)
Net realized and unrealized gain (loss) on investments	(0.73)
Total from investment operations	(0.74)
Less Distributions:	
Distributions from net investment income	–
Net increase (decrease) in net asset value	(0.74)
Net Asset Value at end of period	$9.26
Total Return (%)	(7.46)[3]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$417
Ratios of expenses to average net assets	0.91[3]
Ratio of net investment income to average net assets (%)	(0.68)[3]
Portfolio Turnover (%)	0[4]

	(unaudited) Six-Months Ended 6/30/10
CLASS II	
Net Asset Value at beginning of period	$10.00
Income from Investment Operations:	
Net investment income[2]	(0.02)
Net realized and unrealized gain (loss) on investments	(0.73)
Total from investment operations	(0.75)
Less Distributions:	
Distributions from net investment income	–
Net increase in net asset value	(0.75)
Net Asset Value at end of period	$9.25
Total Return[3](%)	(7.46)[3]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$469
Ratios of expenses to average net assets	1.14[3]
Ratio of net investment income to average net assets (%)	(0.89)[3]
Portfolio Turnover (%)	0[4]

[1] Commenced investment operations April 30, 2010.
[2] Based on average shares outstanding during the period.
[3] Annualized.
[4] Portfolio Turnover is calculated at the fund level and represents the entire period

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

LARGE CAP VALUE FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$22.17	$19.42	$31.49	$35.14	$31.62	$30.47
Income from Investment Operations:						
Net investment income[2]	0.18	0.43	0.65	0.68	0.65	0.54
Net realized and unrealized gain (loss) on investments	(2.16)	2.76	(11.99)	(0.45)	5.87	1.16
Total from investment operations	(1.98)	3.19	(11.34)	0.23	6.52	1.70
Less Distributions:						
Distributions from net investment income	–	(0.44)	(0.71)	(0.71)	(0.67)	(0.55)
Distributions from capital gains	–	–	(0.02)	(3.17)	(2.33)	–
Total distributions	0.00	(0.44)	(0.73)	(3.88)	(3.00)	(0.55)
Net increase (decrease) in net asset value	(1.98)	2.75	(12.07)	(3.65)	3.52	1.15
Net Asset Value at end of period	$20.19	$22.17	$19.42	$31.49	$35.14	$31.62
Total Return[3] (%)	(8.91)[4]	16.79	(35.99)	0.60	20.55	5.58
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$538,912	$630,764	$609,444	$1,229,433	$1,390,778	$1,239,868
Ratios of expenses to average net assets	0.62[5]	0.62	0.61	0.61	0.61	0.61
Ratio of net investment income to average net assets (%)	1.62[5]	2.23	2.42	1.87	1.91	1.74
Portfolio Turnover (%)	27[4]	81	38	45	35	28

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
CLASS II		
Net Asset Value at beginning of period	$22.17	$17.74
Income from Investment Operations:		
Net investment income[2]	0.13	0.18
Net realized and unrealized gain (loss) on investments	(2.13)	4.45
Total from investment operations	(2.00)	4.63
Less Distributions:		
Distributions from net investment income	–	(0.20)
Net increase in net asset value	(2.00)	4.43
Net Asset Value at end of period	$20.17	$22.17
Total Return[3] (%)	(9.03)[4]	26.09[4]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$4,062	$2,552
Ratios of expenses to average net assets	0.87[5]	0.87[5]
Ratio of net investment income to average net assets (%)	1.40[5]	1.28[5]
Portfolio Turnover (%)	27[4]	81[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

LARGE CAP GROWTH FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$19.87	$14.50	$23.36	$21.47	$19.97	$19.68
Income from Investment Operations:						
Net investment income[2]	0.05	0.12	0.12	0.08	0.07	0.17
Net realized and unrealized gain (loss) on investments	(1.78)	5.37	(8.80)	2.59	1.51	0.30
Total from investment operations	(1.73)	5.49	(8.68)	2.67	1.58	0.47
Less Distributions:						
Distributions from net investment income	–	(0.12)	(0.14)	(0.09)	(0.08)	(0.18)
Distributions from capital gains	–	–	(0.04)	(0.69)	–	–
Total distributions	0.00	(0.12)	(0.18)	(0.78)	(0.08)	(0.18)
Net increase (decrease) in net asset value	(1.73)	5.37	(8.86)	1.89	1.50	0.29
Net Asset Value at end of period	$18.14	$19.87	$14.50	$23.36	$21.47	$19.97
Total Return[3] (%)	(8.67)[4]	37.98	(37.20)	12.36	7.88	2.42
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$370,190	$433,483	$352,473	$665,240	$669,761	$688,812
Ratios of expenses to average net assets	0.82[5]	0.82	0.82	0.81	0.81	0.81
Ratio of net investment income to average net assets (%)	0.53[5]	0.72	0.62	0.34	0.35	0.86
Portfolio Turnover (%)	43[4]	89	123	76	87	73

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
CLASS II		
Net Asset Value at beginning of period	$19.87	$15.78
Income from Investment Operations:		
Net investment income[2]	0.03	0.05
Net realized and unrealized gain (loss) on investments	(1.77)	4.09
Total from investment operations	(1.74)	4.14
Less Distributions:		
Distributions from net investment income	–	(0.05)
Net increase in net asset value	(1.74)	4.09
Net Asset Value at end of period	$18.13	$19.87
Total Return[3](%)	(8.79)[4]	26.21[4]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$10,508	$6,003
Ratios of expenses to average net assets	1.07[5]	1.07[5]
Ratio of net investment income to average net assets (%)	0.32[5]	0.36[5]
Portfolio Turnover (%)	43[4]	89[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

MID CAP FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,				
		2009[3]	2008[3]	2007[3]	2006[3]	2005[3]
CLASS I						
Net Asset Value at beginning of period	$11.82	$ 8.01	$15.31	$15.68	$17.94	$18.10
Income from Investment Operations:						
Net investment income[2]	–	–	0.00[5]	(0.08)	(0.05)	(0.03)
Net realized and unrealized gain (loss) on investments	(0.36)	3.81	(7.13)	1.41	2.08	1.57
Total from investment operations	(0.36)	3.81	(7.13)	1.33	2.02	1.54
Less Distributions:						
Distributions from net investment income	0.03	(0.00)[5]	(0.00)[5]	–	–	–
Distributions from capital gains	–	–	(0.16)	(1.70)	(4.29)	(1.70)
Total distributions	0.03	(0.00)	(0.16)	(1.70)	(4.29)	(1.70)
Net increase (decrease) in net asset value	(0.33)	3.81	(7.29)	(0.37)	(2.26)	(0.16)
Net Asset Value at end of period	$11.49	$11.82	$ 8.01	$15.31	$15.68	$17.94
Total Return[4](%)	(2.70)[6]	47.28	(46.89)	8.44	11.38	8.75
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$374,295	$229,395	$166,465	$367,318	$374,044	$373,921
Ratios of expenses to average net assets	0.90[7]	0.87	0.87	0.86	0.86	0.86
Ratio of net investment income to average net assets (%)	(0.03)[7]	(0.05)	0.09	(0.41)	(0.22)	(0.13)
Portfolio Turnover (%)	60[6]	186	108	104	204	88

	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1,3]
CLASS II		
Net Asset Value at beginning of period	$11.82	$ 9.36
Income from Investment Operations:		
Net investment income[2]	(0.03)	(0.00)
Net realized and unrealized gain (loss) on investments	(0.30)	2.45
Total from investment operations	(0.33)	2.45
Net increase in net asset value	(0.33)	2.45
Net Asset Value at end of period	$11.49	$11.82
Total Return[4](%)	(2.82)[6]	26.13[6]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$8,011	$4,813
Ratios of expenses to average net assets	1.16[7]	1.22[7]
Ratio of net investment income to average net assets (%)	(0.22)[7]	0.53[7]
Portfolio Turnover (%)	60[6]	186[6]

[1] Commenced investment operations May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] The financial highlights prior to May 1, 2010 are those of the Mid Cap Growth Fund, the accounting survivor of the reorganization of the Mid Cap Value and Mid Cap Growth Funds. The net asset values and other per share information of the Growth Fund have been restated by the conversion ratio of 2.6623 for Class I shares and 2.6678 for Class II shares to reflect those of the legal survivor of the reorganization the Mid Cap Value Fund, which was renamed the Mid Cap Fund after the reorganization.

[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[5] Amount represents less than $0.005 per share.

[6] Not annualized.

[7] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

SMALL CAP FUND

CLASS I	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31, 2009	2008	Inception to 12/31/07[1]
Net Asset Value at beginning of period	$ 8.54	$ 6.53	$ 8.86	$10.00
Income from Investment Operations:				
Net investment income[3]	0.02	0.05	0.08	0.09
Net realized and unrealized gain (loss) on investments	0.02	2.00	(2.34)	(1.05)
Total from investment operations	0.04	2.05	(2.26)	(0.96)
Less Distributions:				
Distributions from net investment income	–	(0.04)	(0.07)	(0.08)
Distributions from capital gains	–	–	(0.00)[5]	(0.10)
Total distributions	–	(0.04)	(0.07)	(0.18)
Net increase (decrease) in net asset value	0.04	2.01	(2.33)	(1.14)
Net Asset Value at end of period	$ 8.58	$ 8.54	$ 6.53	$ 8.86
Total Return[4] (%)	0.51[5]	31.56	(25.54)	(9.62)[6]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$9,511	$7,989	$5,986	$5,624
Ratios of expenses to average net assets	1.12[6]	1.11	1.12	1.04[7]
Ratio of net investment income to average net assets (%)	0.34[6]	0.77	1.03	1.45[7]
Portfolio Turnover (%)	44[5]	21	28	13[6]

CLASS II	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[2]
Net Asset Value at beginning of period	$ 8.54	$ 6.50
Income from Investment Operations:		
Net investment income[3]	–	0.02
Net realized and unrealized gain (loss) on investments	0.03	2.03
Total from investment operations	0.03	2.05
Less Distributions:		
Distributions from net investment income	–	(0.01)
Net increase in net asset value	0.03	2.04
Net Asset Value at end of period	$ 8.57	$ 8.54
Total Return[4] (%)	0.38[5]	31.57[5]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$1,017	$616
Ratios of expenses to average net assets	1.36[6]	1.36[6]
Ratio of net investment income to average net assets (%)	0.13[6]	0.44[6]
Portfolio Turnover (%)	44[5]	21[5]

1 Commenced investment operations May 1, 2007.
2 Commenced investment operations May 1, 2009.
3 Based on average shares outstanding during the year.
4 These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
5 Not annualized.
6 Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

INTERNATIONAL STOCK FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31, 2009	2008	2007	2006	2005
CLASS I						
Net Asset Value at beginning of period	$ 9.53	$ 7.59	$13.40	$13.78	$12.38	$11.36
Income from Investment Operations:						
Net investment income[2]	0.12	0.17	0.26	0.23	0.19	0.17
Net realized and unrealized gain (loss) on investments	(1.29)	1.95	(5.27)	1.36	2.78	1.71
Total from investment operations	(1.17)	2.12	(5.01)	1.59	2.97	1.88
Less Distributions:						
Distributions from net investment income	(0.12)	(0.18)	(0.26)	(0.32)	(0.20)	(0.15)
Distributions from capital gains	–	–	(0.54)	(1.65)	(1.37)	(0.71)
Total distributions	(0.12)	(0.18)	(0.80)	(1.97)	(1.57)	(0.86)
Net increase (decrease) in net asset value	(1.29)	1.94	(5.81)	(0.38)	1.40	1.02
Net Asset Value at end of period	$ 8.24	$ 9.53	$ 7.59	$13.40	$13.78	$12.38
Total Return[3] (%)	(12.47)[4]	27.90	(38.62)	11.42	24.19	16.53
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$83,357	$77,997	$72,768	$164,151	$165,704	$108,482
Ratios of expenses to average net assets	1.22[5]	1.22	1.22	1.21	1.22	1.21
Ratio of net investment income to average net assets (%)	2.56[5]	2.08	2.45	1.60	1.48	1.47
Portfolio Turnover (%)	48[4]	87	43	62	62	52

CLASS II	(unaudited) Six-Months Ended 6/30/10	Inception to 12/31/09[1]
Net Asset Value at beginning of period	$ 9.53	$ 7.32
Income from Investment Operations:		
Net investment income[2]	0.08	0.04
Net realized and unrealized gain (loss) on investments	(1.27)	2.33
Total from investment operations	(1.19)	2.37
Less Distributions:		
Distributions from net investment income	(0.11)	(0.16)
Net increase in net asset value	(1.30)	2.21
Net Asset Value at end of period	$ 8.23	$ 9.53
Total Return[3] (%)	(12.58)[4]	32.30[4]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$7,726	$3,962
Ratios of expenses to average net assets	1.47[5]	1.48[5]
Ratio of net investment income to average net assets (%)	2.39[5]	0.57[5]
Portfolio Turnover (%)	48[4]	87[4]

1 Commenced investment operations May 1, 2009.
2 Based on average shares outstanding during the year.
3 These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
4 Not annualized.
5 Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

TARGET RETIREMENT 2020 FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31, 2009	2008	Inception to 12/31/07[1]
CLASS I				
Net Asset Value at beginning of period	$ 7.64	$ 6.04	$ 9.63	$10.00
Income from Investment Operations:				
Net investment income[2]	0.08	0.15	0.22	0.13
Net realized and unrealized gain (loss) on investments	(0.28)	1.59	(3.60)	(0.32)
Total from investment operations	(0.20)	1.74	(3.38)	(0.19)
Less Distributions:				
Distributions from net investment income	–	(0.14)	(0.16)	(0.18)
Distributions from capital gains	–	–	(0.05)	–
Total distributions	0.00	(0.14)	(0.21)	(0.18)
Net increase (decrease) in net asset value	(0.20)	1.60	(3.59)	(0.37)
Net Asset Value at end of period	$ 7.44	$ 7.64	$ 6.04	$ 9.63
Total Return[3] (%)	(2.67)[4]	28.93	(35.31)	(1.94)[4]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$21,211	$19,300	$8,719	$2,524
Ratios of expenses to average net assets				
Before reimbursement of expenses by Adviser	0.40[5]	0.41	0.40	0.43[5]
After reimbursement of expenses by Adviser	0.20[5]	0.34	0.40	0.43[5]
Ratio of net investment income to average net assets (%)	2.22[5]	2.24	2.80	5.17[5]
Portfolio Turnover (%)	46[4]	78	74	3[4]

[1] Commenced investment operations May 1, 2007.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[4] Not annualized.

[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

TARGET RETIREMENT 2030 FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,		Inception to 12/31/07[1]
		2009	2008	
CLASS I				
Net Asset Value at beginning of period	$ 7.41	$ 5.75	$ 9.54	$10.00
Income from Investment Operations:				
Net investment income[2]	0.07	0.12	0.18	0.09
Net realized and unrealized gain (loss) on investments	(0.36)	1.65	(3.82)	(0.34)
Total from investment operations	(0.29)	1.77	(3.64)	(0.25)
Less Distributions:				
Distributions from net investment income	–	(0.11)	(0.11)	(0.21)
Distributions from capital gains	–	–	(0.04)	–
Total distributions	0.00	(0.11)	(0.15)	(0.21)
Net increase (decrease) in net asset value	(0.29)	1.66	(3.79)	(0.46)
Net Asset Value at end of period	$ 7.12	$ 7.41	$ 5.75	$ 9.54
Total Return[3] (%)	(3.84)[4]	30.94	(38.35)	(2.51)[4]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$22,541	$19,330	$8,010	$1,521
Ratios of expenses to average net assets				
Before reimbursement of expenses by Adviser	0.40[5]	0.41	0.40	0.44[5]
After reimbursement of expenses by Adviser	0.20[5]	0.34	0.40	0.44[5]
Ratio of net investment income to average net assets (%)	1.89[5]	1.87	2.38	3.53[5]
Portfolio Turnover (%)	36[4]	78	52	15[4]

[1] Commenced investment operations May 1, 2007.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

TARGET RETIREMENT 2040 FUND

	(unaudited) Six-Months Ended 6/30/10	Year Ended December 31,		Inception to 12/31/07[1]
		2009	2008	
CLASS I				
Net Asset Value at beginning of period	$ 7.07	$ 5.43	$ 9.48	$10.00
Income from Investment Operations:				
Net investment income[2]	0.06	0.08	0.14	0.07
Net realized and unrealized gain (loss) on investments	(0.42)	1.63	(4.06)	(0.36)
Total from investment operations	(0.36)	1.71	(3.92)	(0.29)
Less Distributions:				
Distributions from net investment income	–	(0.07)	(0.08)	(0.23)
Distributions from capital gains	–	–	(0.05)	–
Total distributions	0.00	(0.07)	(0.13)	(0.23)
Net increase (decrease) in net asset value	(0.36)	1.64	(4.05)	(0.52)
Net Asset Value at end of period	$ 6.71	$ 7.07	$ 5.43	$ 9.48
Total Return[3] (%)	(5.08)[4]	31.64	(41.65)	(2.86)[4]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$19,039	$16,656	$6,385	$1,193
Ratios of expenses to average net assets				
Before reimbursement of expenses by Adviser	0.40[5]	0.41	0.40	0.44[5]
After reimbursement of expenses by Adviser	0.20[5]	0.34	0.40	0.44[5]
Ratio of net investment income to average net assets (%)	1.59[5]	1.22	1.99	2.76[5]
Portfolio Turnover (%)	26[4]	86	62	1[4]

[1] Commenced investment operations May 1, 2007.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Notes to Financial Statements (unaudited)

1. ORGANIZATION

The Ultra Series Fund (the "Trust"), a Massachusetts business trust, is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as a diversified, open-end management investment company. The Trust is a series fund with 16 investment portfolios (individually, a "fund," and collectively, the "funds"), each with different investment objectives and policies. The funds currently available are the Money Market Fund, Bond Fund, High Income Fund, Diversified Income Fund, Equity Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Fund, Small Cap Fund and International Stock Fund (collectively, the "Core Funds"), the Conservative Allocation Fund, Moderate Allocation Fund and Aggressive Allocation Fund (collectively, the "Target Allocation Funds"), and the Target Retirement 2020 Fund, Target Retirement 2030 Fund, and Target Retirement 2040 Fund (collectively, the "Target Date Funds").

The Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of the Trust without par value. All funds, except for the Target Date Funds, offer Class I and II shares. The Target Date Funds only offer a single class of shares, Class I shares. Each class of shares represents an interest in the assets of the respective fund and has identical voting, dividend, liquidation and other rights, except that each class of shares bears its own distribution fees, if any, and its proportional share of fund level expenses, and has exclusive voting rights on matters pertaining to Rule 12b-1 under the 1940 Act as it relates to that class and other class specific matters. Shares are offered to separate accounts (the "Accounts") of CUNA Mutual Insurance Society and to qualified pension and retirement plans of CUNA Mutual Insurance Society or its affiliates ("CUNA Mutual Group"). The Trust may, in the future, offer other share classes to separate accounts of insurance companies and to qualified pension and retirement plans that are not affiliated with CUNA Mutual Group. The Trust does not offer shares directly to the general public.

The Trust has entered into a Management Agreement with Madison Asset Management, LLC. (the "Investment Adviser" or "Madison"). The Investment Adviser, in turn, has entered into subadvisory agreements with certain subadvisers ("Subadvisers") for the management of the investments of the High Income, Small Cap and International Stock Funds.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by each fund in the preparation of its financial statements.

Portfolio Valuation: Equity securities and exchange-traded funds ("ETFs") listed on any U.S. or foreign stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") are valued at the last quoted sale price or official closing price on that exchange or NASDAQ on the valuation day (provided that, for securities traded on NASDAQ, the funds utilize the NASDAQ Official Closing Price). If no sale occurs, (a) equities traded on a U.S. exchange or on NASDAQ are valued at the mean between the closing bid and closing asked prices and (b) equity securities traded on a foreign exchange are valued at the official bid price. Debt securities purchased with a remaining maturity of 61 days or more are valued by a pricing service selected by the Trust or on the basis of dealer-supplied quotations. Investments in shares of open-ended mutual funds, including money market funds, are valued at their daily net asset value ("NAV") which is calculated as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time) on each day on which the New York Stock Exchange is open for business. NAV per share is determined by dividing each fund's total net assets by the number of shares of such fund outstanding at the time of calculation. The assets of each Target Allocation and each Target Date Fund consist primarily of shares of underlying funds, the NAV of each fund is determined based on the NAV's of the underlying funds. Total net assets are determined by adding the total current value of portfolio

Notes to Financial Statements (unaudited)

securities, cash, receivables, and other assets and subtracting liabilities. Short-term instruments having maturities of 60 days or less and all securities in the Money Market Fund are valued on an amortized cost basis, which approximates market value.

Over-the-counter securities not listed or traded on NASDAQ are valued at the last sale price on the valuation day. If no sale occurs on the valuation day, an over-the-counter security is valued at the mean between the last bid and asked prices. Over-the-counter options are valued based upon prices provided by market makers in such securities or dealers in such currencies. Exchange traded options are valued at the last sale or bid price on the exchange where such option contract is principally traded, except for the Equity Income Fund where they are valued at the mean of the best bid and best ask prices across all option exchanges. Futures contracts generally are valued at the settlement price established by the exchange(s) on which the contracts are primarily traded. The Trust's Pricing Committee (the "Committee") shall estimate the fair value of futures positions affected by the daily limit by using its valuation procedures for determining fair value, when necessary. Spot and forward foreign currency exchange contracts are valued based on quotations supplied by dealers in such contracts. Overnight repurchase agreements are valued at cost, and term repurchase agreements (i.e., those whose maturity exceeds seven days), swaps, caps, collars and floors are valued at the average of the closing bids obtained daily from at least one dealer.

Through the end of this reporting period, the value of all assets and liabilities expressed in foreign currencies was converted into U.S. dollar values using the then current exchange rate at the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time). Prior to May 10, 2010, the conversion into U.S. Dollar values used the exchange rate as of Noon Eastern Standard Time on each day that the New York Stock Exchange was open for business.

All other securities for which either quotations are not readily available, no other sales have occurred, or in the Investment Adviser's opinion, do not reflect the current market value, are appraised at their fair values as determined in good faith by the Committee and under the general supervision of the Board of Trustees. When fair value pricing of securities is employed, the prices of securities used by the funds to calculate NAV may differ from market quotations or official closing prices. Because the Target Allocation and Target Date Funds primarily invest in underlying funds, government securities and short-term paper, it is not anticipated that the Investment Adviser will need to "fair" value any of the investments of these funds. However, an underlying fund may need to "fair" value one or more of its investments, which may, in turn, require a Target Allocation or Target Date Fund to do the same because of delays in obtaining the underlying Fund's NAV.

A fund's investments (or underlying fund) will be valued at fair value if in the judgment of the Committee an event impacting the value of an investment occurred between the closing time of a security's primary market or exchange (for example, a foreign exchange or market) and the time the fund's share price is calculated as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time). Significant events may include, but are not limited to, the following: (1) significant fluctuations in domestic markets, foreign markets or foreign currencies; (2) occurrences not directly tied to the securities markets such as natural disasters, armed conflicts or significant government actions; and (3) major announcements affecting a single issuer or an entire market or market sector. In responding to a significant event, the Committee would determine the fair value of affected securities considering factors including, but not limited to: fundamental analytical data relating to the investment; the nature and duration of any restrictions on the disposition of the investment; and the forces influencing the market(s) in which the investment is purchased or sold. The Committee may rely on an independent fair valuation service to adjust the valuations of foreign equity securities based on specific market-movement parameters established by the Committee and approved by the Trust.

Security Transactions and Investment Income: Security transactions are accounted for on a trade date basis. Net realized gains or losses on sales are determined by the identified cost method. Interest income is recorded on an accrual basis. Dividend income is recorded on ex-dividend date. Amortization and accretion are recorded on the effective yield method.

Notes to Financial Statements (unaudited)

Federal Income Taxes: It is each Fund's policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986 applicable to regulated investment companies and to distribute substantially all it's taxable income to its shareholders. Accordingly, no provisions for federal income taxes are recorded in the accompanying financial statements.

The funds have not recorded any liabilities for material unrecognized tax benefits as of June 30, 2010. It is the funds' policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. Tax years that remain open to examination by major tax jurisdictions include tax years ended December 31, 2006 through December 31, 2009.

Expenses: Expenses that are directly related to one fund are charged directly to that fund. Other operating expenses are prorated to the funds on the basis of relative net assets. Class-specific expenses are borne by that class.

Classes: Income and realized and unrealized gains/losses are allocated to the respective classes on the basis of relative net assets.

Repurchase Agreements: Each fund may engage in repurchase agreements. In a repurchase agreement, a security is purchased for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The funds will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. As of June 30, 2010, none of the funds had open repurchase agreements.

The Trust has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Trust's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that the repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a fund could experience one of the following: delays in liquidating the underlying securities during the period in which the fund seeks to enforce its rights thereto, possible subnormal levels of income, declines in value of the underlying securities, or lack of access to income during this period and the expense of enforcing its rights.

Foreign Currency Transactions: The books and records are maintained in U.S. dollars. Foreign currency denominated transactions (i.e., market value of investment securities, assets and liabilities, purchases and sales of investment securities, and income and expenses) are translated into U.S. dollars at the current rate of exchange.

Each fund, except the Money Market Fund, reports certain foreign currency-related transactions as components of realized gains or losses for financial reporting purposes, whereas such components are treated as ordinary income for federal income tax purposes. Net Realized losses of $1,566,949 are included in the Statements of Operations under the heading "Net realized gain (loss) on investments" for the International Stock Fund. The Money Market Fund can only invest in U.S. dollar-denominated foreign money market securities.

The funds do not isolate the portion of gains and losses on investments in securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of securities. Such amounts are categorized as gain or loss on investments for financial reporting purposes.

Forward Foreign Currency Exchange Contracts: Each fund, except the Money Market Fund, may purchase and sell forward foreign currency exchange contracts for defensive or hedging purposes. When entering into forward foreign currency exchange contracts, the funds agree to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These contracts are valued daily. The funds' net assets reflect unrealized gains or losses on the contracts as measured by the difference between the forward foreign currency exchange rates at the dates of entry into the contracts and

Notes to Financial Statements (unaudited)

the forward rates at the reporting date. The funds realize a gain or a loss at the time the forward foreign currency exchange contracts are settled or closed out with an offsetting contract. Realized and unrealized gains and losses are included in the Statements of Operations. As of June 30, 2010, none of the funds had open forward foreign currency exchange contracts. However, as the funds enter into contracts on the trade date, at the current spot rate, to settle any securities transactions denominated in foreign currencies on behalf of the funds. As of June 30, 2010, the International Stock Fund had open foreign currency contracts to settle payables for investments purchased and receivables for investments sold.

If a fund enters into a forward foreign currency exchange contract to buy foreign currency for any purpose, the fund will be required to place cash or other liquid assets in a segregated account with the fund's custodian in an amount equal to the value of the fund's total assets committed to the consummation of the forward contract. If the value of the securities in the segregated account declines, additional cash or securities will be placed in the segregated account so that the value of the account will equal the amount of the fund's commitment with respect to the contract.

Futures Contracts: Each fund, except the Money Market Fund, may purchase and sell futures contracts and purchase and write options on futures contracts. The funds will engage in futures contracts or related options transactions to hedge certain market positions. Upon entering into a futures contract, the fund is required to pledge to the broker an amount of cash, U.S. Government securities or other assets, equal to a certain percentage of the contract (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the fund each day, depending on the daily fluctuations in the fair value of the futures contract. When a fund enters into a futures contract, the fund segregates cash or other liquid securities, of any type or maturity, equal in value to the fund's commitment. The fund recognizes a gain or loss equal to the daily change in the value of the futures contracts. Should market conditions move unexpectedly, the fund may not achieve the anticipated benefits of the futures contracts and may realize a loss. As of June 30, 2010, none of the funds have open futures contracts.

Delayed Delivery Securities: Each fund may purchase securities on a when-issued or delayed delivery basis. "When-issued" refers to securities whose terms are available and for which a market exists, but that have not been issued. For when-issued or delayed delivery transactions, no payment is made until delivery date, which is typically longer than the normal course of settlement, and often a month or more after the purchase. When a fund enters into an agreement to purchase securities on a when-issued or delayed delivery basis, the fund segregates cash or other liquid securities, of any type or maturity, equal in value to the fund's commitment. Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic or other factors. As of June 30, 2010, none of the funds had entered into such transactions.

Reclassification Adjustments: Paid-in capital, undistributed net investment income, and accumulated net realized gain (loss) have been adjusted in the Statements of Assets and Liabilities for permanent book-tax differences for all funds. Differences primarily relate to the tax treatment of net operating losses, paydown gains and losses, foreign currency gains and losses, and distributions from real estate investment trusts and passive foreign investment companies.

Fair Value Measurements: Each fund has adopted the Financial Accounting Standards Board ("FASB") guidance on fair value measurements. Fair value is defined as the price that each fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data "inputs" and minimize the use of unobservable "inputs" and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the

Notes to Financial Statements (unaudited)

inputs to the valuation technique). Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

In April 2009, the FASB also issued guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. The valuation techniques used by the funds to measure fair value for the period ended June 30, 2010 maximized the use of observable inputs and minimized the use of unobservable inputs. The funds utilized the following fair value techniques: multi-dimensional relational pricing model and option adjusted spread pricing; the funds estimated the price that would have prevailed in a liquid market for an international equity security given information available at the time of evaluation. As of June 30, 2010, none of the funds held securities deemed as a Level 3.

The following is a summary of the inputs used as of June 30, 2010 in valuing the funds' investments carried at fair value:

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 6/30/2010
Conservative Allocation[1]	$202,741,583	$ –	$ –	$202,741,583
Moderate Allocation[1]	344,506,125	–	–	344,506,125
Aggressive Allocation[1]	114,578,877	–	–	114,578,877
Money Market[2]	3,406,907	78,124,921	–	81,531,828
Bond				
Asset Backed	–	8,261,988	–	8,261,988
Corporate Notes and Bonds	–	146,839,724	–	146,839,724
Mortgage Backed	–	128,314,320	–	128,314,320
U.S. Government and Agency Obligations	–	234,753,794	–	234,753,794
Investment Companies	18,269,647	–	–	18,269,647
	18,269,647	518,169,826	–	536,439,473
High Income				
Corporate Notes and Bonds	–	86,656,467	–	86,656,467
Investment Companies	3,233,651	–	–	3,233,651
	3,233,651	86,656,467	–	89,890,118

[1] At June 30, 2010, all investments are Level 1, see respective Portfolio of Investments.
[2] At June 30, 2010, all Level 2 securities held are short term investments, see respective Portfolio of Investments.

Notes to Financial Statements (unaudited)

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 6/30/2010
Diversified Income				
Common Stocks	$180,155,140	$ –	$ –	$180,155,140
Asset Backed	–	4,845,874	–	4,845,874
Corporate Notes and Bonds	–	91,601,112	–	91,601,112
Mortgage Backed	–	60,739,061	–	60,739,061
U.S. Government and Agency Obligations	–	60,424,520	–	60,424,520
Investment Companies	5,279,447	–	–	5,279,447
	185,434,587	217,610,567	–	403,045,154
Equity Income[1]	748,267	–	–	748,267
Large Cap Value[1]	538,493,990	–	–	538,493,990
Large Cap Growth[1]	384,873,579	–	–	384,873,579
Mid Cap				
Common Stocks	347,549,672	–	–	347,549,672
Certificate of Deposit	–	9,012,078	–	9,012,078
Investment Companies	17,347,546	9,442,825	–	26,790,371
	364,897,218	18,454,903	–	383,352,121
Small Cap				
Common Stocks	10,148,544	–	–	10,148,544
Certificate of Deposit	–	55,547	–	55,547
Investment Companies	480,065	–	–	480,065
	10,628,609	55,547	–	10,684,156
International Stock				
Common Stocks				
Australia	–	767,003	–	767,003
Belgium	–	1,974,197	–	1,974,197
Brazil	–	2,634,765	–	2,634,765
Canada	–	2,129,831	–	2,129,831
China	–	958,468	–	958,468
Czech Republic	–	718,660	–	718,660
Denmark	–	976,055	–	976,055
France	–	6,627,817	–	6,627,817
Germany	–	3,573,582	–	3,573,582
Hong Kong	–	2,529,882	–	2,529,882
Ireland	–	1,252,409	–	1,252,409
Italy	–	1,500,086	–	1,500,086
Japan	–	19,234,847	–	19,234,847
Mexico	–	640,688	–	640,688
Netherlands	–	1,596,593	–	1,596,593
Norway	–	688,177	–	688,177
Russia	–	704,659	–	704,659
Singapore	–	898,280	–	898,280
South Korea	–	1,473,100	–	1,473,100
Spain	–	2,343,825	–	2,343,825
Switzerland	–	8,212,082	–	8,212,082
Turkey	–	1,008,796	–	1,008,796
United Kingdom	–	24,307,533	–	24,307,533
Investment Companies	3,359,679	–	–	1,259,131
	3,359,679	86,751,335	–	90,111,014
Target Retirement 2020[1]	21,280,812	–	–	21,280,812
Target Retirement 2030[1]	22,601,140	–	–	22,601,140
Target Retirement 2040[1]	19,053,054	–	–	19,053,054

[1] At June 30, 2010, all investments are Level 1, see respective Portfolio of Investments.
[2] At June 30, 2010, all Level 2 securities held are short term investments, see respective Portfolio of Investments.

Notes to Financial Statements (unaudited)

The following is a reconciliation of the fair valuations using significant unobservable inputs (Level 3) for the Funds during the period ended June 30, 2010:

Fund	Fair Value Beginning Balance 1/1/2010	Purchases at Cost/Sales (Proceeds)	Amortization Disc/(Prem)	Realized Gain/(Loss)	Unrealized Gain/(Loss)	Fair Value Ending Balance 6/30/2010
International Stock	$ –	$ –	$ –	$ –	$ –	$ –

Derivatives: In March 2008, the FASB issued guidance intended to enhance financial statement disclosures for derivative instruments and hedging activities and enable investors to understand: a) how and why a fund uses derivative instruments, b) how derivative instruments and related hedge fund items are accounted for, and c) how derivative instruments and related hedge items affect a fund's financial position, results of operations and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The funds adopted this guidance effective April 30, 2010 with the inception of the Equity Income Fund.

The following table presents the types of derivatives in the Equity Income Fund by location as presented on the Statement of Assets and Liabilities as of June 30, 2010:

Statement of Asset & Liability Presentation of Fair Values of Derivative Instruments				
	Asset Derivatives		Liability Derivatives	
Derivatives not accounted for as hedging instruments	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity contracts	–	--	Options written	$15,834

The following table presents the effect of Derivative Instruments on the Statement of Operations for the period ended June 30, 2010:

Derivatives not accounted for as hedging instruments	Realized Gain on Derivatives:	Change in Unrealized Appreciation on Derivatives
Equity contracts	$–	$12,773

Management has determined that there is no impact on the financial statements of the other funds held in the Trust as they currently do not hold derivative financial instruments.

In January, 2010, amended guidance was issued by FASB for fair value measurement disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs and valuation techniques used to measure fair value. The amended guidance is effective for financial statements for fiscal years and interim periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. For the six months ended June 30, 2010, none of the funds had securities that transferred between classification levels.

3. ADVISORY, ADMINISTRATION AND DISTRIBUTION AGREEMENTS

For its investment advisory services to the Funds, the Investment Adviser is entitled to receive a fee, which is calculated daily and paid monthly, at an annual rate based upon the following percentages of average daily net assets: 0.45% for the Money Market Fund, 0.55% for the Bond Fund, 0.75% for the High Income Fund, 0.70% for the Diversified Income Fund, 0.90% for

Notes to Financial Statements (unaudited)

the Equity Income Fund, 0.60% for the Large Cap Value Fund, 0.80% for the Large Cap Growth Fund, 0.90% for the Mid Cap Fund, 1.10% for the Small Cap Fund, 1.20% for the International Stock Fund and 0.30% for each of the Target Allocation Funds. Effective October 1, 2009, Madison voluntarily agreed to reduce the management fee of the Target Date Funds from 0.40% to 0.20%. This waiver may be discontined at any time. The Investment Adviser is solely responsible for the payment of all fees to the Subadvisers. The Subadvisers for the funds are Shenkman Capital Management, Inc. for the High Income Fund, Wellington Management Company, LLP for the Small Cap Fund and Lazard Asset Management LLC for the International Stock Fund. The Investment Adviser manages the Money Market Fund, Bond Fund, Diversified Income Fund, Equity Income Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Fund, Target Allocation Funds and the Target Date Funds.

The Investment Adviser may from time to time voluntarily agree to waive a portion of its fees or expenses related to the Funds. In that regard, the Investment Adviser waived a portion of management fees on the Money Market Class I Shares and Class II Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the period ended June 30, 2010, the waivers totaled $146,615 for Class I Shares and $145 for Class II Shares and are reflected as fees waived by the Investment Advisor in the accompanying Statement of Operations.

In addition to the management fee, the Trust is responsible for fees of the disinterested trustees, brokerage commissions and other expenses incurred in connection with the acquisition or disposition of investments, costs of borrowing money, expenses for independent audits, tax, compliance and extraordinary expenses as approved by a majority of the Independent Trustees.

Certain officers and trustees of the Trust are also officers of the Investment Advisor. With the exception of the Chief Compliance Officer, the Trust does not compensate these officers or trustees. As part of the Trust's required compliance program, the Trust pays a portion of the Chief Compliance Officer's annual salary. Unaffiliated trustees receive from the Trust an annual retainer, which compensates them for each regular Board meeting attended, with additional remuneration paid to the Chair of the Board and the Chair of the Audit Committee. Unaffiliated trustees also receive a per meeting fee for each special meeting, if any, attended.

Limited Services Agreement. Effective July 1, 2009, the investment adviser, Madison Asset Management, LLC ("Madison"), entered into a Limited Services Agreement with the Trust. Under the agreement, Madison agreed to cap certain operating expenses of each fund (other than the Equity Income Fund) that, prior to that date, had been paid directly by the funds (not including securities transaction commissions and expenses, certain taxes, interest, share distribution expenses, and extraordinary and non-recurring expenses). The Limited Services Agreement is in force for a period of no less than two years from the date of the agreement. Specifically, Madison, in exchange for the Limited Services Fee, is responsible for paying the fees and expenses of the funds' Independent Trustees, independent registered public accountants and all costs related to the funds' compliance program. The agreement requires Madison to maintain expense levels for these items at a dollar amount that is no more than the amount of such expenses incurred by each fund's Class I shares for the year-ended December 31, 2008, as follows:

Fund	Annual Fee	Fund	Annual Fee
Conservative Allocation	$11,284	Large Cap Value	$120,439
Moderate Allocation	31,600	Large Cap Growth	76,596
Aggressive Allocation	11,456	Mid Cap	40,739
Money Market	18,783	Small Cap	1,035
Bond	73,318	International Stock	24,119
High Income	14,749	Target Retirement 2020	337
Diversified Income	71,315	Target Retirement 2030	245
		Target Retirement 2040	213

Notes to Financial Statements (unaudited)

If actual expenses exceed these dollar amounts, Madison is required to pay the excess (not the funds).

Distribution Agreement. Mosaic Funds Distributor, LLC ("MFD") serves as distributor of the Funds. The Trust adopted a distribution and service plan with respect to the Trust's Class II shares pursuant to Rule 12b-1 under the 1940 Act. Under the plan, the Trust will pay a service fee with regard to Class II shares at an annual rate of 0.25% of each fund's daily net assets. MFD arranges to provide compensation to others that provide shareholder servicing services to the funds and their shareholders. Fees incurred by the Funds under the plan are detailed in the Statement of Operations.

The distributor may from time to time voluntarily agree to waive a portion of its fees or expenses related to the funds. In this regard, the distributor waived a portion of 12b-1 fees on the Money Market Class II shares for the purpose of maintaining a one-day yield of zero. For the period ended June 30, 2010, the waivers totaled $104 and are reflected as fees waived in the accompanying Statement of Operations.

The Trust has entered into participation agreements with CUNA Mutual Insurance Society setting forth the terms and conditions pursuant to which the Accounts and retirement plans purchase and redeem shares of the funds. Investments in the Trust by the Accounts are made through either variable annuity or variable life insurance contracts. Net purchase payments under the variable contracts are placed in one or more sub-accounts of the Accounts, and the assets of each sub-account are invested (without sales or redemption charges) in shares of the fund corresponding to that sub-account. Shares are purchased and redeemed at a price equal to the shares' net asset value. The assets of each fund are held separate from the assets of the other funds.

4. DIVIDENDS FROM NET INCOME AND DISTRIBUTIONS OF CAPITAL GAINS

The Money Market Fund declares dividends from net investment income and net realized gains from investment transactions, if any, daily, and net realized gains from investment transactions, if any, annually, which are reinvested in additional full and fractional shares of the fund. The Bond Fund, High Income Fund, Diversified Income Fund, Equity Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Small Cap, Mid Cap Fund, International Stock Fund, Target Allocation Funds, and Target Date Funds declare dividends from net investment income and net realized gains from investment transactions, if any, annually, which are reinvested in additional full and fractional shares of the respective funds.

Income and capital gain distributions, if any, are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. Taxable distributions from income and realized capital gains of the funds may differ from book amounts earned during the period due to differences in the timing of capital gains recognition, and due to the reclassification of certain gains or losses from capital to income.

5. SECURITIES TRANSACTIONS

For the period ended June 30, 2010, aggregate cost of purchases and proceeds from sales of securities, other than short-term investments, were as follows:

Fund	U.S. Government Securities		Other Investment Securities	
	Purchases	Sales	Purchases	Sales
Conservative Allocation	$ –	$ –	$79,201,111	$ 63,852,409
Moderate Allocation	–	–	91,214,296	78,353,237
Aggressive Allocation	–	–	20,090,212	12,955,282
Bond	1,738,242	29,094,477	3,167,464	5,497,356
High Income	–	–	23,441,580	41,205,268
Diversified Income	789,659	13,903,819	56,466,665	52,008,611

Notes to Financial Statements (unaudited)

| Fund | U.S. Government Securities | | Other Investment Securities | |
	Purchases	Sales	Purchases	Sales
Equity Income	$ –	$ –	$ 817,440	$ –
Large Cap Value	–	–	164,840,795	199,131,668
Large Cap Growth	–	–	177,125,821	194,365,072
Mid Cap	–	–	232,754,057	264,169,477
Small Cap	–	–	5,670,454	5,244,903
International Stock	–	–	50,459,285	61,764,060
Target Retirement 2020	–	–	12,146,729	9,406,297
Target Retirement 2030	–	–	11,590,277	7,363,930
Target Retirement 2040	–	–	8,113,619	4,652,548

6. COVERED CALL OPTIONS

The Equity Income Fund will pursue its primary objective by employing an option strategy of writing (selling) covered call options on common stocks. The number of call options the fund can write (sell) is limited by the amount of equity securities the fund holds in its portfolio. The fund will not write (sell) "naked" or uncovered call options. The fund seeks to produce a high level of current income and gains generated from option writing premiums and, to a lesser extent, from dividends.

Transactions in option contracts during the period ended June 30, 2010 were as follows:

	Number of Contracts	Premiums Received
Options outstanding, beginning of period	–	–
Options written during the period	131	$28,607
Options expired during the period	–	–
Options closed during the period	–	–
Options assigned during the period	–	–
Options outstanding, end of period	131	$28,607

7. FOREIGN SECURITIES

Each fund may invest in foreign securities; provided, however, that the Money Market Fund is limited to U.S. dollar-denominated foreign money market securities. Foreign securities refer to securities that are: (1) issued by companies organized outside the U.S. or whose principal operations are outside the U.S., (2) issued by foreign governments or their agencies or instrumentalities, (3) principally traded outside the U.S., or (4) quoted or denominated in a foreign currency. Foreign securities include American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs"), Swedish Depositary Receipts ("SDRs") and foreign money market securities. Dollar-denominated securities that are part of the Merrill Lynch U.S. Domestic Master Index are not considered a foreign security.

Certain funds have reclaim receivable balances, in which the funds are due a reclaim on the taxes that have been paid to some foreign jurisdictions. The values of all reclaims are not significant for any of the funds and are reflected in Other Assets on the Statement of Assets and Liabilities. On a periodic basis, these receivables are reviewed to ensure the current receivable balance is reflective of the amount deemed to be collectible.

8. SECURITIES LENDING

Each fund, except the Target Allocation, Money Market, Small Cap, Equity Income and Target Retirement Funds, entered into a Securities Lending Agreement (the "Agreement") with State Street Bank and Trust Company ("State Street"). Under the terms of the Agreement, the Funds may lend portfolio securities to qualified borrowers in order to earn additional income. The

Notes to Financial Statements (unaudited)

Agreement requires that loans are collateralized at all times by cash or other liquid assets at least equal to 102% of the value of the securities, which is determined on a daily basis. At June 30, 2010, none of the funds had securities out on loan.

Amounts earned as interest on investments of cash collateral, net of rebates and fees, if any, are included in the Statement of Operations.

The primary risk associated with securities lending is if the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the funds could experience delays and costs in recovering securities loaned or in gaining access to the collateral.

The funds did not transact in securities lending during the six-month period ended June 30, 2010, and had no securities out on loan as of June 30, 2010.

9. TAX INFORMATION

For federal income tax purposes, the funds listed below have capital loss carryovers as of December 31, 2009, which are available to offset future capital gains, if any:

Fund	2010	2011	2012	2013	2014	2015	2016	2017
Conservative Allocation	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,991,644	$ 6,053,243
Moderate Allocation	–	–	–	–	–	–	17,885,475	20,811,527
Aggressive Allocation	–	–	–	–	–	–	6,446,542	6,205,447
Bond	1,857,702	104,606	1,560,242	1,445,891	816,322	228,563	–	9,584,651
High Income	–	–	–	–	–	640,978	10,602,862	4,641,635
Diversified Income	–	–	–	–	–	–	16,466,437	45,630,536
Large Cap Value	–	–	–	–	–	–	97,212,808	41,852,552
Large Cap Growth	–	–	–	–	–	–	78,642,821	20,739,513
Mid Cap	–	–	–	–	–	5,245,426	21,456,972	83,007,815
Small Cap	–	–	–	–	–	135,935	306,489	635,547
International Stock	–	–	–	–	–	881,037	1,823,628	19,596,465
Target Retirement 2020	–	–	–	–	–	–	–	225,054
Target Retirement 2030	–	–	–	–	–	–	40,540	140,356
Target Retirement 2040	–	–	–	–	–	–	28,331	13,390

As a result of the mergers of the Mid Cap Growth and Mid Cap Value (surviving fund - Mid Cap), the Small Cap Growth and Small Cap Value (surviving fund - Small Cap) and the Global Securities and International Stock Funds (surviving fund - International Stock) each surviving fund acquired realized capital losses, which are limited by Internal Revenue Code section 382. These acquired losses are included in the total losses available noted above.

At June 30, 2010, the aggregate gross unrealized appreciation (depreciation) and net unrealized appreciation (depreciation) for all securities, excluding option contracts, as computed on a federal income tax basis for each fund were as follows:

Fund	Appreciation	Depreciation	Net
Conservative Allocation	$ 3,730,705	$ 7,106,856	$ (3,376,151)
Moderate Allocation	5,555,098	24,550,916	(18,995,818)
Aggressive Allocation	2,303,439	9,009,792	(6,706,353)
Bond	32,118,315	6,497,737	25,620,578
High Income	3,228,505	749,948	2,478,557
Diversified Income	26,168,262	17,271,862	8,896,400
Equity Income	1,159	70,332	(69,173)

Notes to Financial Statements (unaudited)

Fund	Appreciation	Depreciation	Net
Large Cap Value	35,756,071	65,775,332	(30,019,261)
Large Cap Growth	35,188,991	15,679,965	19,509,026
Mid Cap	$14,445,175	$18,419,870	$ (3,974,695)
Small Cap	883,544	866,034	17,510
International Stock	3,716,946	8,975,932	(5,258,986)
Target Retirement 2020	225,181	501,292	(276,111)
Target Retirement 2030	607,513	985,335	(377,822)
Target Retirement 2040	518,616	982,193	(463,577)

The differences between cost amounts for book purposes and tax purposes are primarily due to the tax deferral of losses.

10. CONCENTRATION OF RISK

Investing in certain financial instruments, including forward foreign currency contracts and futures contracts, involves certain risks, other than that reflected in the Statements of Assets and Liabilities. Risks associated with these instruments include potential for an illiquid secondary market for the instruments or inability of counterparties to perform under the terms of the contracts, changes in the value of foreign currency relative to the U.S. dollar and financial statement volatility resulting from an imperfect correlation between the movements in the prices of the instruments and the prices of the underlying securities and interest rates being hedged. The High Income Fund, Mid Cap Growth Fund, International Stock Fund, and the Global Securities Fund enter into these contracts primarily to protect these funds from adverse currency movements.

Investing in foreign securities involves certain risks not necessarily found in U.S. markets. These include risks associated with adverse changes in economic, political, regulatory and other conditions, changes in currency exchange rates, exchange control regulations, expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments or capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Further, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers.

The High Income Fund invests in securities offering high current income which generally will include bonds in the below investment grade categories of recognized ratings agencies (so-called "junk bonds"). These securities generally involve more credit risk than securities in the higher rating categories. In addition, the trading market for high yield securities may be relatively less liquid than the market for higher-rated securities. The fund generally invests at least 80% of its assets in high yield securities.

The Equity Income Fund invests in options on securities. As the writer of a covered call option, the fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

The Target Allocation Funds and Target Date Funds are fund of funds, meaning that they invest primarily in the shares of other registered investment companies (the "underlying funds"), including ETFs. Thus, each fund's investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests; and the underlying fund's performance, in turn, depends on the particular securities in which that underlying fund invests and

Notes to Financial Statements (unaudited)

the expenses of that fund. Accordingly, these funds are subject to the risks of the underlying funds in direct proportion to the allocation of their respective assets among the underlying funds.

Additionally, the Target Allocation Funds and Target Date Funds are subject to asset allocation risk and manager risk. Manager risk (i.e., fund selection risk) is the risk that the fund(s) selected to fulfill a particular asset class under performs their peer. Asset allocation risk is the risk that the allocation of the fund's assets among the various asset classes and market segments will cause the fund to under perform other funds with a similar investment objective.

11. CAPITAL SHARES AND AFFILIATED OWNERSHIP

All capital shares outstanding at June 30, 2010, are owned by separate investment accounts and/or pension plans of CUNA Mutual Insurance Society and by CUNA Mutual Insurance Society. The fair value of investments in the Funds by affiliates were as follows:

Fund	Madison Asset Management, LLC
Equity Income Fund, Class I	$416,609
Equity Income Fund, Class II	46,270

The Target Allocation Funds and Target Date Funds invest in underlying funds, of which certain underlying funds (the "affiliated underlying funds"), may be deemed to be under common control because of the same or affiliated investment adviser and membership in a common family of investment companies. The MEMBERS Mutual Funds audited financial statements for the fiscal year ended October 31, 2009 are available at no cost on the Securities and Exchange Commission's website at www.sec.gov, by calling 1-800-877-6089 or by visiting the MEMBERS Mutual Funds' website at www.membersfunds.com. The Madison Mosaic audited financial statements for the fiscal year ended December 31, 2009 are also available at www.sec.gov, by calling 1-800-368-3195 or visiting www.mosaicfunds.com. A summary of the transactions with each affiliated underlying fund during the period ended June 30, 2010 follows:

Fund/Underlying Fund	Balance of Shares Held at 12/31/2009	Gross Additions	Gross Sales	Balance of Shares Held at 6/30/2010	Value at 6/30/2010	Realized Gain (Loss)	Distributions Received[2]
Conservative Allocation Fund							
Madison Mosaic Institutional Bond Fund	555,505	1,144,074	–	1,699,579	$ 18,576,394	$ –	$ 160,358
Madison Mosaic Disciplined Equity Fund	–	442,111	–	442,111	4,743,850	–	–
MEMBERS Bond Fund Class Y	4,403,462	297,204	48,281	4,652,385	48,012,618	12,291	619,424
MEMBERS High Income Fund Class Y	3,489,567	88,356	–	3,577,923	23,936,302	–	915,802
MEMBERS International Stock Fund Class Y	1,079,844	–	85,529	994,315	8,749,975	(252,221)	–
MEMBERS Equity Income Fund Class Y	17,286	568,607	–	585,893	5,425,371	–	117,179
MEMBERS Large Cap Growth Fund Class Y	1,112,762	48,397	31,126	1,130,033	14,792,131	(35,080)	–
MEMBERS Large Cap Value Fund Class Y	1,311,819	138,070	48,011	1,401,878	14,299,156	(243,171)	–
Totals					**$138,535,797**	**$(518,181)**	**$1,812,763**

[2] Distributions received includes distributions from net investment income and from capital gains from the underlying funds.

Notes to Financial Statements (unaudited)

Fund/Underlying Fund	Balance of Shares Held at 12/31/2009	Gross Additions	Gross Sales	Balance of Shares Held at 6/30/2010	Value at 6/30/2010	Realized Gain (Loss)	Distributions Received[2]
Moderate Allocation Fund							
Madison Mosaic Institutional Bond Fund	555,505	1,078,563	43,725	1,590,343	$ 17,382,454	$ 5,246	$ 152,008
MEMBERS Bond Fund Class Y	4,910,674	43,159	381,236	4,572,597	47,189,201	111,551	647,384
MEMBERS High Income Fund Class Y	4,623,070	117,055	-	4,740,125	31,711,437	-	1,213,279
MEMBERS International Stock Fund Class Y	3,012,210	58,917	161,582	2,909,545	25,603,999	(519,768)	-
Madison Mosaic Disciplined Equity Fund	1,479,289	873,744	-	2,353,033	25,248,045	-	-
MEMBERS Equity Income Fund Class Y	1,301,910	55,336	-	1,357,246	12,568,101	-	271,449
MEMBERS Large Cap Growth Fund Class Y	2,417,729	145,517	-	2,563,246	33,552,885	-	-
MEMBERS Large Cap Value Fund Class Y	2,900,292	325,564	-	3,225,856	32,903,728	-	-
MEMBERS Mid Cap Fund Class Y	1,925,389	-	-	1,925,389	10,108,290	-	-
MEMBERS Small Cap Fund Class Y[1]	1,403,625	-	34,101	1,369,524	12,051,813	(22,117)	-
Totals					**$248,319,953**	**$(425,088)**	**$2,284,120**
Aggressive Allocation Fund							
MEMBERS Bond Fund Class Y	352,733	77,813	46,153	384,393	$ 3,966,936	$ 16,268	$ 53,736
MEMBERS High Income Fund Class Y	991,649	25,108	-	1,016,757	6,802,104	-	260,248
MEMBERS International Fund Class Y	1,491,728	-	201,617	1,290,111	11,352,976	(651,176)	-
Madison Mosaic Disciplined Equity Fund	976,979	201,729	-	1,178,708	12,647,541	-	85,479
MEMBERS Equity Income Fund Class Y	427,396	-	-	427,396	3,957,690	-	-
MEMBERS Large Cap Growth Fund Class Y	970,472	38,024	-	1,008,496	13,201,218	-	-
MEMBERS Large Cap Value Fund Class Y	1,182,856	80,526	-	1,263,382	12,886,494	-	-
MEMBERS Mid Cap Fund Class Y	1,344,249	-	-	1,344,249	7,057,306	-	-
MEMBERS Small Cap Fund Class Y[1]	770,791	-	114,155	656.636	5,778,392	58,225	-
Totals					**$77,650,657**	**$(576,683)**	**$399,463**
Target Retirement 2020 Fund							
MEMBERS Bond Fund Class Y	111,413	57,452	30,198	138,667	$ 1,431,040	$ (1,612)	$ 18,190
MEMBERS High Income Fund Class Y	253,162	17,543	-	270,705	1,811,016	-	66,962
MEMBERS International Stock Fund Class Y	165,741	-	44,308	121,433	1,068,615	16,065	-
Madison Mosaic Disciplined Equity Fund	-	132,693	-	132,693	1,423,800	-	-
MEMBERS Equity Income Fund Class Y	68,516	-	-	68,516	634,460	-	13,703
MEMBERS Large Cap Growth Fund Class Y	162,128	10,087	42,068	130,147	1,703,623	(31,145)	-
MEMBERS Large Cap Value Fund Class Y	135,648	63,595	39,332	159,911	1,631,096	(74,710)	-
MEMBERS Small Cap Fund Class Y[1]	72,263	-	4,935	67,328	592,489	1,128	-
Totals					**$10,296,139**	**$ (90,274)**	**$ 98,855**
Target Retirement 2030 Fund							
MEMBERS Bond Fund Class Y	73,815	59,217	22,104	110,928	$ 1,144,780	$ (1,299)	$ 14,664
MEMBERS High Income Fund Class Y	227,283	31,606	-	258,889	1,731,965	-	60,862
MEMBERS International Stock Fund Class Y	199,885	-	66,586	133,299	1,173,028	32,724	-
Madison Mosaic Disciplined Equity Fund	-	159,914	-	159,914	1,715,877	-	-
MEMBERS Equity Income Fund Class Y	69,522	-	-	69,522	643,776	-	13,904
MEMBERS Large Cap Growth Fund Class Y	163,431	12,214	24,910	150,735	1,973,117	(39,067)	-
MEMBERS Large Cap Value Fund Class Y	134,886	68,068	18,156	184,798	1,884,941	(64,854)	-
MEMBERS Small Cap Fund Class Y[1]	83,057	-	5,254	77,803	684,668	1,638	-
Totals					**$10,952,152**	**$ (70,858)**	**$ 89,430**

[1] Non-income producing.

[2] Distributions received includes distributions from net investment income and from capital gains from the underlying funds.

Notes to Financial Statements (unaudited)

Fund/Underlying Fund	Balance of Shares Held at 12/31/2009	Gross Additions	Gross Sales	Balance of Shares Held at 6/30/2010	Value at 6/30/2010	Realized Gain (Loss)	Distributions Received[2]
Target Retirement 2040 Fund							
MEMBERS Bond Fund Class Y	62,114	9,617	9,834	61,897	$ 638,773	$ (706)	$ 8,503
MEMBERS High Income Fund Class Y	175,203	18,074	-	193,277	1,293,020	-	46,621
MEMBERS International Stock Fund Class Y	179,408	-	45,202	134,206	1,181,013	4,146	-
Madison Mosaic Disciplined Equity Fund	-	139,414	-	139,414	1,495,907	-	-
MEMBERS Equity Income Fund Class Y	58,946	7,580	-	66,526	616,035	-	13,305
MEMBERS Large Cap Growth Fund Class Y	139,669	4,138	12,303	131,504	1,721,383	(19,465)	-
MEMBERS Large Cap Value Fund Class Y	120,810	48,879	7,459	162,230	1,654,743	(26,948)	-
MEMBERS Small Cap Fund Class Y[1]	80,271	-	4,305	75,966	668,501	1,064	-
Totals					$ 9,269,375	$ (41,909)	$ 68,429

[1] Non-income producing.

[2] Distributions received includes distributions from net investment income and from capital gains from the underlying funds.

12. DISCUSSION OF BUSINESS COMBINATIONS

Mid Cap Fund

Effective May 1, 2010, the assets of the Mid Cap Growth Fund were reorganized into the Mid Cap Value Fund and, together, renamed the Mid Cap Fund. The legal survivor of the business combination was the Mid Cap Value Fund; the accounting survivor was the Mid Cap Growth Fund. The combined net assets of the Mid Cap Fund after the reorganization were $437,463,154. Under the plan of reorganization, the following shares were exchanged:

Exchanged from:	Shares	Exchanged for:	Shares	Per share Conversion Ratio
Mid Cap Growth Class I	49,872,030.322	Mid Cap Value Class I	18,732,679.964	0.3756
Mid Cap Growth Class II	560,785.285	Mid Cap Value Class II	210,203.526	0.3748

Small Cap Fund

Effective May 1, 2010, the assets of the Small Cap Growth Fund were reorganized into the Small Cap Value Fund and, together, renamed the Small Cap Fund. The combined net assets of the Small Cap Fund after the reorganization were $15,374,776. Under the plan of reorganization, the following shares were exchanged:

Exchanged from:	Shares	Exchanged for:	Shares	Per Share Conversion Ratio
Small Cap Growth Class I	696,430.677	Small Cap Value Class I	508,434.004	0.7301
Small Cap Growth Class II	984.266	Small Cap Value Class II	717.312	0.7288

International Stock Fund

Effective May 1, 2010, the assets of the Global Securities Fund merged with and into the International Stock Fund. The combined net assets of the International Fund after the merger were $112,730,616. Under the plan of reorganization, the following shares were exchanged:

Exchanged from:	Shares	Exchanged for:	Shares	Per Share Conversion Ratio
Global Securities Class I	4,649,016.917	International Stock Class I	3,385,631.044	0.7282
Global Securities Class II	149,488.534	International Stock Class II	108,859.748	0.7282

Notes to Financial Statements (unaudited)

13. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the funds' financial statements through August 23, 2010, the date the financial statements were issued, and has determined that there were no subsequent events requiring adjustment or disclosure in the financial statements.

Other Information (unaudited)

FUND EXPENSES PAID BY SHAREHOLDERS

As a shareholder of the Funds, you pay no transaction costs, but do incur ongoing costs which include management fees; shareholder servicing; disinterested trustee fees; brokerage commissions and other expenses incurred in connection with the acquisition or disposition of investments; costs of borrowing money; expenses for independent audits, taxes, and extraordinary expenses as approved by a majority of the disinterested trustees. The examples in the table that follows are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The examples below are based on an investment of $1,000 invested at the beginning of the period and held for the entire six month period ended June 30, 2010. Expenses paid during the period in the table below are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half fiscal year period).

Actual Expenses

The table below provides information about actual account values using actual expenses and actual returns for the Funds. You may use the information in this table, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the table for the fund you own under the heading entitled "Actual" to estimate the expenses you paid on your account during this period.

	CLASS I					CLASS II		
Fund	Beginning Account Value	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period		Ending Account Value	Annual Expense Ratio	Expenses Paid During Period
Conservative Allocation	$1,000	$1,002.20	0.31%	$1.54		$1,001.00	0.56%	$2.73
Moderate Allocation	1,000	974.20	0.31%	1.52		973.00	0.56%	2.74
Aggressive Allocation	1,000	946.30	0.31%	1.50		945.20	0.56%	2.70
Money Market	1,000	1,000.00	0.13%	0.64		1,000.00	0.13%	0.64
Bond	1,000	1,048.60	0.56%	2.84		1,047.30	0.81%	4.11
High Income	1,000	1,027.80	0.77%	3.87		1,026.60	1.02%	5.13
Diversified Income	1,000	1,011.60	0.72%	3.59		1,010.40	0.97%	4.84
Equity Income[1]	1,000	925.80	0.91%	4.35		925.41	1.14%	5.48
Large Cap Value	1,000	910.90	0.62%	2.94		909.70	0.87%	4.12
Large Cap Growth	1,000	913.30	0.82%	3.89		912.10	1.07%	5.07
Mid Cap	1,000	973.00	0.90%	4.40		971.80	1.16%	5.67
Small Cap	1,000	1,005.10	1.12%	5.57		1,003.80	1.36%	6.76
International Stock	1,000	875.30	1.22%	5.67		874.20	1.47%	6.83
Target Retirement 2020	1,000	973.30	0.20%	0.98				
Target Retirement 2030	1,000	961.60	0.20%	0.97				
Target Retirement 2040	1,000	949.20	0.20%	0.97				

[1]Commenced investment operations April 30, 2010.

Hypothetical Example for Comparison Purposes

The table also provides information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios and an assumed rate of return of 5% per year before expenses, which are not the Funds' actual returns. The

Other Information (unaudited)

hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare the 5% hypothetical example of the funds you own with the 5% hypothetical examples that appear in the shareholder reports of other similar funds.

	CLASS I				CLASS II		
Fund	**Beginning Account Value**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**
Conservative Allocation	$1,000	$1,023.26	0.31%	$1.56	$1,022.02	0.56%	$2.81
Moderate Allocation	1,000	1,023.26	0.31%	1.56	1,022.02	0.56%	2.81
Aggressive Allocation	1,000	1,023.26	0.31%	1.56	1,022.02	0.56%	2.81
Money Market	1,000	1,024.15	0.13%	0.65	1,024.15	0.13%	0.65
Bond	1,000	1,022.02	0.56%	2.81	1,020.78	0.81%	4.06
High Income	1,000	1,020.98	0.77%	3.86	1,019.74	1.02%	5.11
Diversified Income	1,000	1,021.22	0.72%	3.61	1,019.98	0.97%	4.86
Equity Income[1]	1,000	1,008.37	0.91%	4.53	1,008.37	1.14%	5.70
Large Cap Value	1,000	1,021.72	0.62%	3.11	1,020.48	0.87%	4.36
Large Cap Growth	1,000	1,020.73	0.82%	4.11	1,019.49	1.07%	5.36
Mid Cap	1,000	1,020.33	0.90%	4.51	1,019.04	1.16%	5.81
Small Cap	1,000	1,019.24	1.12%	5.61	1,018.05	1.36%	6.81
International Stock	1,000	1,018.74	1.22%	6.11	1,017.50	1.47%	7.35
Target Retirement 2020	1,000	1,023.80	0.20%	1.00			
Target Retirement 2030	1,000	1,023.80	0.20%	1.00			
Target Retirement 2040	1,000	1,023.80	0.20%	1.00			

[1] Commenced investment operations April 30, 2010.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any separate account fees, charges, or expenses imposed by the variable annuity or variable life insurance contracts, or retirement and pension plans that use the funds. The information provided in the hypothetical example table is useful in comparing ongoing fund costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these fees, charges or expenses were included, your costs would have been higher.

AVAILABILITY OF QUARTERLY PORTFOLIO SCHEDULES

The Trust files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available to shareholders at no cost on the SEC's website at www.sec.gov. Form N-Q may also be reviewed and copied at the Commission's Public Reference Room in Washington, DC. More information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PROXY VOTING POLICIES, PROCEDURES AND RECORDS

A description of the policies and procedures used by the Trust to vote proxies related to portfolio securities is available to shareholders at no cost on the SEC's website at www.sec.gov or by calling CUNA Mutual Insurance Society at 1-800-798-5500. The proxy voting records for the Trust for the most recent twelve-month period ended June 30 are available to shareholders at no cost on the SEC's website at www.sec.gov.

Other Information (unaudited)

PROXY VOTING RESULTS

A joint special meeting of shareholders of the Global Securities Fund, the Mid Cap Growth Fund and the Small Cap Growth Fund, each a series of the Ultra Series Fund was held on April 21, 2010, at which shareholders voted on the following proposals, the results of which are described below.

For Shareholders of the Global Securities Fund

Proposal. To approve a proposed Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Global Securities Fund, a series of the Ultra Series Fund, to the International Stock Fund, a series of the Ultra Series Fund, in exchange for Class I and Class II shares of the International Stock Fund, and the distribution of these shares of the International Stock Fund to the holders of Global Securities Fund shares in liquidation and subsequent termination of the Global Securities Fund.

FOR	94.880%
AGAINST	1.226%
ABSTAIN	3.894%

For Shareholders of the Mid Cap Growth Fund

Proposal. To approve a proposed Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Mid Cap Growth Fund, a series of the Ultra Series Fund, to the Mid Cap Value Fund, a series of the Ultra Series Fund, in exchange for Class I and Class II shares of the Mid Cap Value Fund, and the distribution of these shares of the Mid Cap Value Fund to the holders of Mid Cap Growth Fund shares in liquidation and subsequent termination of the Mid Cap Growth Fund.

FOR	95.293%
AGAINST	1.615%
ABSTAIN	3.091%

For Shareholders of the Small Cap Growth Fund

Proposal. To approve a proposed Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Small Cap Growth Fund, a series of the Ultra Series Fund, to the Small Cap Value Fund, a series of the Ultra Series Fund, in exchange for Class I and Class II shares of the Small Cap Value Fund, and the distribution of these shares of the Small Cap Value Fund to the holders of Small Cap Growth Fund shares in liquidation and subsequent termination of the Small Cap Growth Fund.

FOR	100.00%
AGAINST	0.00%
ABSTAIN	0.00%

Other Information (unaudited)

FORWARD-LOOKING STATEMENT DISCLOSURE

One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

SEC File Number: 811-04815